ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


10010280

Colonial Financial Services, Inc.
(Exact Name of Registrant as Specified in Charter)

0001485527
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-165532
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vineland, State of New Jersey on March 19, 2010.

COLONIAL FINANCIAL SERVICES, INC.

By: 

Edward J. Geletka
President and Chief Executive Officer

F:\clients\1025\Second step\Form SE.doc

February 19, 2010

Boards of Directors
Colonial Bankshares, MHC
Colonial Bankshares, Inc.
Colonial Bank, FSB
2745 S. Delsea Drive,
Vineland, New Jersey 08360

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Colonial Bankshares, Inc., Vineland, New Jersey ("Colonial" or the "Company") in connection with the mutual-to-stock conversion of Colonial Bankshares, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 54.99% of the common stock of Colonial, the mid-tier holding company for Colonial Bank, FSB, Vineland, New Jersey (the "Bank"). The remaining 45.01% of Colonial's common stock is owned by public stockholders. Colonial completed its initial public stock offering in June 2005 and owns 100% of the common stock of the Bank. It is our understanding that Colonial will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax Qualified Plans, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community with a preference given first to natural persons residing in the New Jersey Counties of Cumberland and Gloucester and then to Colonial Bankshares, Inc.'s public stockholders.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Conversion and Stock Issuance

On February 18, 2010, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) newly formed Colonial Financial Services, Inc. will be organized as a stock subsidiary of the mid-tier holding company, (ii) the MHC will merge with and into the mid-tier holding company (the "MHC Merger") with the mid-tier holding company being the survivor, and the MHC Shares will be cancelled; (iii) the mid-tier holding company will merge with the newly formed Colonial Financial Services, Inc. (the "Mid-Tier Merger") with Colonial Financial Services, Inc. as the resulting entity and Bank becoming a wholly-owned subsidiary of Colonial; and (iv) immediately after the Mid-Tier Merger, newly formed Colonial Financial Services, Inc. will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank's local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. Hereinafter, Colonial Bankshares, Inc. and Colonial Financial Services, Inc. will be referred to as "Colonial" or the "Company". As of February 19, 2010, the MHC's ownership interest in Colonial approximated 54.99%. The Company will also issue shares of its common stock to the public stockholders of Colonial pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Colonial common stock as owned immediately prior to the conversion. As of February 19, 2010, the public stockholders' ownership interest in Colonial approximated 45.01%.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Colonial, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Colonial, the Bank and the MHC that has included a review of audited financial information for fiscal years ended December 31, 2005 through 2009, and due diligence related discussions with Colonial's management; ParenteBeard LLC, the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., Colonial's conversion counsel; and Stifel, Nicolaus & Company, Incorporated, the Company's financial and marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Colonial operates and have assessed Colonial's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Colonial and the industry as a whole. We have analyzed the potential effects of the stock conversion on Colonial's operating characteristics and financial performance as they relate to the pro forma market value of Colonial. We have analyzed the assets held by the MHC, which will be consolidated with Colonial's assets and equity pursuant to the completion of conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Colonial's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Colonial's representation that the information contained in the regulatory applications and additional information furnished to us by Colonial and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Colonial, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Colonial. The valuation considers Colonial only as a going concern and should not be considered as an indication of Colonial's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Colonial and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Colonial's stock alone. It is our understanding that there are no current plans for selling control of Colonial following completion of the second-step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Colonial's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of February 19, 2010, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in Colonial, and (2) exchange shares issued to existing public shareholders of Colonial, was equal to $49,099,340 at the midpoint, equal to 4,909,934 shares at $10.00 per share.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Colonial stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Colonial equal to 45.01% as of December 31, 2009. The exchange ratio to be received by the existing minority shareholders of Colonial will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 0.9399 shares, 1.1058 shares, 1.2716 shares and

1.4624 shares of newly issued shares of Colonial Financial stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Colonial Financial shares for the shares held by the public stockholders or on the proposed exchange ratio. The resulting range of value pursuant to regulatory guidelines, the corresponding number of shares based on the Board approved $10.00 per share offering price, and the resulting exchange ratios are shown below.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Super Maximum	6,493,388	3,570,750	2,922,638	1.4624
Maximum	5,646,424	3,105,000	2,541,424	1.2716
Midpoint	4,909,934	2,700,000	2,209,934	1.1058
Minimum	4,173,444	2,295,000	1,878,444	0.9399
Distribution of Shares				
Super Maximum	100.00%	54.99%	45.01%	
Maximum	100.00%	54.99%	45.01%	
Midpoint	100.00%	54.99%	45.01%	
Minimum	100.00%	54.99%	45.01%	
Aggregate Market Value(1)				
Super Maximum	$64,933,880	$35,707,500	$29,226,380	
Maximum	$56,464,240	$31,050,000	$25,414,240	
Midpoint	$49,099,340	$27,000,000	$22,099,340	
Minimum	$41,734,440	$22,950,000	$18,784,440	

(1) Based on offering price of $10.00 per share.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Colonial Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of Colonial as of December 31, 2009, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Colonial and the exchange of the public shares for newly issued shares of Colonial Financial common stock as a full public company was determined independently by the Boards of Directors of the MHC, Colonial and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Colonial, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Colonial's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.



William E. Pommerening
Chief Executive Officer and Managing Director



James P. Hennessey
Director

PRO FORMA VALUATION REPORT

COLONIAL FINANCIAL SERVICES, INC
Vineland, New Jersey

PROPOSED HOLDING COMPANY FOR:
COLONIAL BANK, FSB
Vineland, New Jersey

Dated As Of:
February 19, 2010

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

TABLE OF CONTENTS
COLONIAL FINANCIAL SERVICES, INC
COLONIAL BANK, FSB
Vineland, New Jersey

TABLE OF CONTENTS
COLONIAL FINANCIAL SERVICES, INC
COLONIAL BANK, FSB
Vineland, New Jersey
(continued)

LIST OF TABLES
COLONIAL FINANCIAL SERVICES, INC
COLONIAL BANK, FSB
Vineland, New Jersey

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Colonial Bank, FSB ("Colonial Bank" or the "Bank") is a federally chartered stock savings bank that was originally organized in 1913 as Young Men's Savings and Loan Association. Over the years, the Bank has grown to a nine office operation, serving southern New Jersey through its headquarters office in Vineland, New Jersey. A total of seven offices are located in Cumberland County and two branches are situated in Gloucester County. The Bank's markets are in the southernmost New Jersey, with the main office and four nearby branches in Cumberland County located approximately 50 miles south of downtown Philadelphia. The Bank's two Gloucester County branches are approximately 20 to 25 miles south of Philadelphia.

The Bank reorganized into a three tier mutual holding company ("MHC") structure in January 2003. No stock was issued publicly at that time. The top tier mutual holding company was Colonial Bankshares, MHC (the "MHC") which became the parent company and sole shareholder of a federally-chartered mid-tier holding company known as Colonial Bankshares, Inc. ("Colonial" or the "Company"), and the Bank became a wholly-owned subsidiary of the Company.

On June 30, 2005, Colonial completed a minority issuance of its common stock to the public through the sale of 2,079,980 shares of common stock to the public, representing 46.00% of the outstanding shares, at $10.00 per share and received net proceeds of $18.2 million. Colonial contributed 50% of the net proceeds from the initial public offering to Colonial Bank. An additional 2,441,716 shares or 54.00% of the outstanding shares of Colonial were issued to the MHC. An Employee Stock Ownership Plan ("ESOP") was established and the ESOP acquired 166,398 shares of Colonial's common stock in the offering, using the proceeds of a loan from the Company.

The most significant asset of the Company is its equity investment in the Bank. In addition, the Company has extended a loan to the Bank's employee stock ownership plan ("ESOP"). As of December 31, 2009, the Company had $568.5 million in assets, $321.6 million in loans receivable and total equity of $45.5 million or 8.01% of total assets. The Company's audited financial statements are included by reference as Exhibit I-1. The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Conversion and Reorganization

On February 18, 2010, Colonial announced that the Boards of Directors of the MHC, Colonial and the Bank unanimously adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which Colonial will convert from the three-tier MHC structure to the full stock holding company structure and concurrently conduct a second-step conversion offering ("Second Step Conversion" or "Offering") that will include the sale of the MHC's ownership interest in Colonial. Pursuant to the Plan of Conversion, Colonial will be succeeded by a new Maryland chartered stock corporation named Colonial Financial Services, Inc. The Company will also issue exchange shares of its common stock to the public shareholders pursuant to an exchange ratio that will result in the same aggregate ownership percentage as immediately before the Offering.

Purpose of the Reorganization

The Second Step Conversion will increase the capital level to support further expansion, improve the overall competitive position of Colonial in the local market area, enhance profitability and reduce interest rate risk. Importantly, the additional equity will provide a larger capital base for continued growth and diversification, as well as increase the lending capability of the Company, including the funds available for lending. Future growth opportunities are expected through the current branch network as well as through de novo branching in the regional markets served. Additionally, the Company anticipates that growth opportunities will result from regional bank consolidation in the local market, particularly in the current economic and operating environment, and the resulting fallout of customers who are attracted to Colonial's customer service and various products. The MHC structure has limited the opportunity to acquire other institutions, so the Second Step Conversion should facilitate the Company's ability to pursue such acquisitions through increased capital as well as the ability to use common stock as merger consideration. Further, the Second Step Conversion will increase the public ownership, which is expected to improve the liquidity of the common stock.

The projected use of stock proceeds is highlighted below.

- The Company. The Company is expected to retain up to 80% of the net conversion proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be invested initially into high quality investment securities with short- to intermediate-term maturities, generally consistent with the current investment mix. Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- The Bank. The balance of the net Offering proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer-term deployment, i.e., funding lending activities, general corporate purposes and/or expansion and diversification.

The Company expects to continue to pursue a controlled growth strategy, leveraging its strong pro forma capital, growing primarily through the current delivery channels. If appropriate, Colonial may also consider various capital management strategies to assist in the long run objective of increasing return on equity.

Strategic Overview

Throughout much of its corporate history, the Company's strategic focus has been that of a community-oriented financial institution with a primary focus on meeting the borrowing, savings and other financial needs of its local customers in Cumberland and Gloucester Counties. In this regard, the Company has historically pursued a residential lending strategy for portfolio, as construction and commercial lending have typically constituted a modest portion of the total loan portfolio. Moreover, in the absence of a strong internal loan origination capacity through the 1990s, the Company's investment portfolio comprised a relatively large proportion of total assets.

In 2000, the Company was a relatively small financial institution with approximately $170 million in total assets and conducted operations through seven offices. Subsequently, under the direction of current management, Colonial embarked on a growth and expansion strategy which included adding several branch offices in the regional area and increasing total assets to $567 million as of December 31, 2009. The Company's growth and expansion strategy has been focused on increasing the balance of loans receivable while also gradually restructuring the loan portfolio to include a greater proportion of commercial loans, primarily mortgage loans but also commercial and industrial loans ("C&I loans") to a limited extent. Accordingly, the Company's current lending operations consist of two principal segments as follows: (1) residential mortgage lending; and (2) commercial mortgage and C&I loans in conjunction with the intensified efforts to become a full-service community bank.

With this transition in recent years, the Company has more fully developed the infrastructure required to undertake more diversified lending. In this regard, management has developed extensive policies and procedures pertaining to the credit standards and the administration of commercial accounts. Additionally, the Company has employed a number of senior bankers with local commercial banking experience to manage the commercial lending operations while also employing officers at mid-level management positions who also possess extensive commercial lending experience locally. At the same time, Colonial has bolstered the personnel and other infrastructure in the credit administration area to effectively manage and process the expanded commercial lending activities.

The Company's efforts to expand the loan portfolio is highlighted by data which indicates the loan portfolio balance has more than doubled since the end of fiscal 2005, increasing from $157.8 million as of the end of fiscal 2005 to $321.6 million as of the end of fiscal 2009. Growth of commercial real estate/multi-family mortgage loans, C&I loans and construction loans has outpaced expansion of residential mortgage loans, including both permanent 1-4 family loans and home equity loans. Specifically, commercial-based loans have increased from $46.2 million, or 29.0% of total loans as of December 31, 2005, to $133.1 million, or 41.0% of total loans as of December 31, 2009.

Despite the increased commercial lending emphasis, residential mortgage loans continue to comprise the largest portion of the loan portfolio at $151.4 million, or 46.6% of total loans as of December 31, 2009. In addition, home equity lending has grown and such loans totaled $37.9 million, or 11.7% of total loans as of the fiscal 2009 year end. Substantially all of the Company's residential mortgage loans are originated internally by the Company loan officers. The majority of the Company's permanent residential mortgage volume has been in 15 and 30 year mortgage loans and, to date, loan sales have been limited. Although the Company has historically originated most loans for portfolio, Colonial is an approved seller/servicer for Fannie Mae. As a portfolio lender the Company has willingly accepted the interest rate risk related to such loans while managing its interest rate risk exposure through other techniques. Notwithstanding the efforts to more fully develop commercial account relationships, residential mortgage lending including home equity lending remains a large component of Colonial's overall lending operations.

The Company's interest-earning assets ("IEA") also consist of interest-earning deposits and short- to intermediate-term investment securities and mortgage-backed securities ("MBS"), the majority of which are currently classified as available for sale ("AFS"). The Company has expanded the investment portfolio in recent years, in part, to leverage capital with the objective of enhancing net income. Additionally, the portfolio of securities has been used as collateral for borrowings in recent years.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. The Company has sought to increase the deposit base through management's efforts to enhance the convenience of the branch office network (by increasing the number of branch offices from 6 to 9 since the end of fiscal 2006). In recent years, growth of checking and other transaction accounts have constituted the largest source of deposit growth. As a result, transaction and savings accounts currently comprise a larger portion of the Company's deposit composition than certificates of deposit ("CDs"). Management believes that such growth has been facilitated by offering relatively high deposit rates relative to the prevailing competition, particularly given the limited population growth and below average household income levels in its largest market (Cumberland County). The Company has also been successful in implementing a deposit program for local municipalities.

As noted above, Colonial has sought to establish a niche in marketing transaction accounts to local municipalities and school districts. As of December 31, 2009, the Company had deposit relationships with a total of 34 municipal entities including school districts. As of December 31, 2009, municipal deposits totaled $92.6 million, equal to 18.5% of total deposits and 31.5% of total transaction accounts. Management believes that the success of this public unit deposit program is attributable to the high level of service provided, competitive rate and fee structure.

The Company has typically utilized borrowings in two different respects: (1) as a supplemental funding source to favorably manage funding costs and to manage interest rate risk; and (2) longer-term borrowings to finance growth and diversification as a supplement to funding operations through deposits. Following the Second Step Conversion, the Company believes it will continue to utilize FHLB advances when the "all in" cost of funds compares favorably to deposits. Recent expansion of the Company's borrowed funds has been attributable to the need to fund relatively strong loan growth.

The Company's earnings base is largely dependent upon net interest income and operating expense levels, reflecting a traditional operating strategy. In this regard, the Company's earnings from fiscal 2005 through 2007 were impacted by spread compression, reflecting the impact of Federal Reserve rate hikes which caused a flattening yield curve and rising funding costs for the Company. However, recent rate reductions by the Fed have positively impacted Colonial's spreads which, coupled with balance sheet growth, has resulted in a favorable spread and overall earnings trend since the end of fiscal 2007.

Since completion of the minority stock issuance in fiscal 2005, the Company's business plan has focused on strong asset growth (i.e., 14.0% compounded growth annually since the end of fiscal 2005) and the Company has focused on increasing the balance of commercial loans. In the current economic and regulatory environment, the Company anticipates that future growth and diversification will be moderated relative to the recent historical trend. At the same time, the increased capitalization will enhance the ratio of capital to high risk-weight loans and enhance the ability of the Company to continue to undertake commercial lending albeit at growth rates which may be lower than those experienced over the last five years. Likewise, in view of the diminished expectations for future loan and asset growth, Colonial may establish new branch offices on a selective basis. At the same time, the moderated growth strategy on a post-Offering basis will allow the Company to focus on enhancing profitability. Specifically, the growth-oriented plan over the last five fiscal years has necessitated significant investments in supporting overhead and infrastructure. As balance sheet growth is moderated and the current personnel and overhead infrastructure is sized to manage the current operation, the Company's management expects Colonial's earnings levels to increase. A summary of the Company's key operating ratios for this period is presented in Exhibit I-2.

Balance Sheet Trends

The Company's strategy of growth and expansion, both through internal growth at existing branches and de novo branching, is evidenced in Table 1.1. Since December 31, 2005, total assets increased at a 14.0% compounded annual rate, expanding from $336.9 million to $568.5 million as of the fiscal 2009 year end. Loans have realized a faster growth rate than total assets and thus increased in proportion to total assets, from 46.8% at December 31, 2005, to 56.6% at December 31, 2009, which limited the net interest margin compression during the

Table 1.1
Colonial Bankshares, Inc.
Historical Balance Sheet Data

	At Fiscal Year Ended December 31,										12/31/05-12/31/09 Annual Growth Rate
	2005		2006		2007		2008		2009		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$336,852	100.00%	$383,597	100.00%	$457,860	100.00%	$530,576	100.00%	$568,541	100.00%	13.98%
Cash and cash equivalents	10,669	3.17%	13,257	3.46%	15,978	3.49%	23,407	4.41%	15,882	2.79%	10.46%
Investment securities held to maturity	17,474	5.19%	18,722	4.88%	17,213	3.76%	16,897	3.18%	41,032	7.22%	23.79%
Investment securities available for sale	139,256	41.34%	136,925	35.70%	163,549	35.72%	165,462	31.19%	166,378	29.26%	4.55%
Loans receivable, net	157,774	46.84%	198,519	51.75%	241,010	52.64%	303,151	57.14%	321,607	56.57%	19.49%
FHLB Stock	1,021	0.30%	775	0.20%	2,545	0.56%	1,991	0.38%	1,731	0.30%	14.11%
Bank-Owned Life Insurance	2,397	0.71%	2,485	0.65%	2,578	0.56%	2,674	0.50%	2,777	0.49%	3.75%
Deposits	$284,725	84.53%	$337,254	87.92%	$371,382	81.11%	$457,231	86.18%	$500,366	88.01%	15.14%
Borrowings	15,415	4.58%	8,324	2.17%	45,939	10.03%	31,227	5.89%	21,300	3.75%	8.42%
Stockholders Equity	$35,861	10.65%	$36,663	9.56%	$39,028	8.52%	$40,630	7.66%	$45,517	8.01%	6.14%
Loans/Deposits		55.41%		58.86%		64.90%		66.30%		64.27%	
Full Service Banking Offices Open	6		6		7		8		9		

(1) Ratios are as a percent of ending assets.

Sources: Colonial Bankshares' audited financial statements and prospectus.

challenging yield curve environment (i.e., modestly sloped to flat or slightly inverted yield curve) which prevailed during fiscal 2006 and 2007. Specifically, loans have increased at a 19.5% annual rate over the period from the end of fiscal 2005 through December 31, 2009, while investment securities (AFS and HTM) increased at a 32.6% annual rate, but diminished in proportion to total assets.

The Company's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities, increasing at an annual rate of 15.1% since the end of fiscal 2005, facilitated by expansion of the municipal deposit program. Borrowed funds have increased at a comparatively slower pace (by 8.4% annually), as borrowings are a relatively limited funding source overall. Growth in savings and transaction accounts have exceeded the growth rate of CDs since the end of fiscal 2007 such that the proportion of funding from savings and transaction accounts has increased from 41.3% as of the end of fiscal 2007 to 58.7% as of the end of fiscal 2009, with the majority of the increase attributable to municipal deposits.

Annual equity growth equaled 6.1% since the end of fiscal 2005, with the expanded equity base primarily reflecting the impact of retained earnings exceeding the level of stock repurchases for the period (repurchases were modest overall). Modest growth of capital since completion of the minority stock issuance coupled with balance sheet growth achieved over the period resulted in a diminishing capital ratio since 2005. Specifically, the equity-to-assets ratio declined from 10.7% as of the end of fiscal 2005 (just after the 2005 minority stock issuance) to 8.0% as of December 31, 2009. Going forward, the post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment and leveraging of the Offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.

Loans Receivable

Loans receivable totaled $321.6 million or 56.6% of total assets as of December 31, 2009 and reflects significant growth since year end 2005, with growth moderating in the most recent fiscal year. Management attributes the slower growth in deposits to the recessionary economic environment and a conscious decision to restrain growth in the second half of the year, owing in part to a modest capital position in relation to high risk-weight loans. Permanent 1-4 family mortgage loans comprise the largest single segment of the loan portfolio, equal to 46.6% of total loans. The residential mortgage loan portfolio consists primarily of fixed rate mortgage loans, which comprise the substantial majority of residential mortgage loans originated. The Company has traditionally been a portfolio lender, but the current practice is to retain fixed rate loans with maturities of up to 15 years in portfolio and generally sell longer term fixed rate loans. Home equity loans and lines of credit secured by 1-4 family properties comprise an additional 11.7% of loans as of December 31, 2009. Thus, notwithstanding the reorientation of the Company's operations to a more "community bank-like" operating strategy, loans secured by residential mortgage loans (including home equity loans and lines of credit) continue to comprise the majority of loans (58.3% of total loans). Commercial mortgage and C&I loans comprise the majority of the balance of the loan portfolio and have been the fastest growing segment of the loan portfolio over the last five fiscal years.

Cash, Investments and Mortgage-Backed Securities

The intent of the Company's investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives. The ratio of cash and investments (including MBS) has fluctuated, based primarily on loan demand and cash inflows from deposits and borrowings and has declined in aggregate since the end of fiscal 2005, from 50.0% of assets to 39.6% as of December 31, 2009. Notwithstanding the Company's preference for investing in whole loans, the large securities portfolio reflects management's intent to leverage capital and enhance earnings per share.

Investment securities and MBS equaled $209.1 million or 36.8% of total assets as of December 31, 2009, while cash and equivalents totaled $15.9 million or 2.8% of assets. As of December 31, 2009, the cash and investments portfolio consisted of cash, interest-earning deposits in other financial institutions, issued by Ginnie Mae, Fannie Mae or Freddie Mac, U.S. government agency obligations (including callable securities), and other high quality investments, including those issued by corporate and municipal issuers (see Exhibit I-3 for the investment portfolio composition). Additionally, the Company maintains permissible equity investments such as FHLB stock. The majority of the Company's investment securities are classified as available for sale ("AFS") with the balance totaling $166.4 million, equal to 29.3% of total assets as of the fiscal 2009 year end. The held-to-maturity ("HTM") securities portfolio totaled $41.0 million and primarily consisted of relatively illiquid or unrated corporate and municipal securities, as well as small balances of MBS.

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term, except that the level of cash and investments is anticipated to increase initially following the Second Step Conversion. Over the longer term, it is the Company's intent to leverage the proceeds with loans to a greater extent than investment securities. However, management has indicated that leveraging of the expanded capital base by utilizing investment securities, including MBS, will remain an aspect of the Company's operations.

Bank-Owned Life Insurance

As of December 31, 2009, the balance of bank-owned life insurance ("BOLI") totaled $2.8 million, which reflects growth since the end of fiscal 2005 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank's management and has been purchased with the intent to offset various benefit program expenses on a tax-advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

Funding Structure

Since fiscal year-end 2005, deposits have increased at a 15.1% annual rate, as the Company has established strong growth targets for the deposit base in conjunction with Colonial's overall growth and expansion strategy. Management believes that such growth has been facilitated by offering relatively high deposit rates in comparison to the prevailing competition, particularly given the Company's presence in the modestly sized Cumberland County market, with its limited population growth trends. Additionally, Colonial's emphasis on customer service, the development of commercial account relationships and recent expansion of the retail branch banking network have also been factors. Moreover, Colonial has enjoyed success in attracting business checking and sweep accounts and demand deposits for municipalities pursuant to a marketing initiative which commenced earlier in the decade. The municipal deposits totaled $92.6 million as of December 31, 2009, while municipal deposit balances outstanding are typically in the range of $80 million to $110 million based on the current number of relationships. Future budget issues impacting State and local municipalities could affect the outstanding balance of public deposits and the Company's ability to expand its base of public deposit funds.

Reflecting the success in attracting municipal deposits as well as retail consumer and business accounts, the growth in savings and transaction accounts has exceeded the growth rate of CDs since the end of fiscal 2005 such that the proportion of funding from savings and transaction accounts has increased to 58.7% as of the end of fiscal 2009. The remaining balance of deposits, equal to 41.3% of total deposits, was comprised of CDs.

The Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Borrowed funds, primarily consisting of FHLB advances, have been an important source of supplemental funding utilized by Colonial to achieve targeted balance sheet growth. In this regard, FHLB advances increased from $8.3 million as of the end of fiscal 2006, to $45.9 million as of the end of fiscal 2007. In view of the success in achieving deposit growth coupled with the more limited need for funds in the second half of fiscal 2009, the balance of FHLB advances has subsequently diminished to equal $21.3 million, or 3.8% of assets as of December 31, 2009.

<u>Equity</u>

With the completion of the minority stock issuance in June 2005, Colonial's equity was more than doubled to $35.9 million, or 10.7% of assets as of December 31, 2005. Since fiscal year end 2005, the Company's equity reflects modest growth reflecting Colonial's moderate operating returns as management has focused on growth of the balance sheet, branch network and supporting infrastructure rather than maximizing near term profitability. As a result, asset growth has outstripped growth of the Company's capital. As of December 31, 2009, Colonial's stockholders' equity totaled $45.5 million, equal to 8.01% of assets. The Bank maintained surpluses relative to its regulatory capital requirements at December 31, 2009, and was qualified as a "well capitalized" institution. The Offering proceeds will serve to further strengthen the Company's regulatory capital position and support the ability to undertake high risk-weight lending in the current environment, albeit at diminished growth rates relative to the prior five fiscal year period. As discussed previously, the post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the Offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five fiscal periods through December 31, 2009. The Company reported positive earnings over the past five fiscal years, ranging from a low of $1.2 million, equal to 0.29% of average assets in fiscal 2005, to a high of $1.8 million, or 0.57% of average assets reported in fiscal 2005. Earnings diminished in fiscal 2007 relative to the prior two fiscal years as net interest income declined modestly due to spread compression and as operating costs continued to increase. Reported earnings have increased modestly in the subsequent two fiscal years through fiscal 2009 to equal $1.4 million or 0.26% of average assets in fiscal 2009. Importantly, the Company's core earnings increased over the fiscal 2007 to 2009 periods owing to the positive impact of growth of the net interest margin as reversion to a positively sloped yield curve environment has improved the Company's interest rate spreads. At the same time, the positive impact of growth in Colonial's spreads and margins has been offset by: (1) increased loan loss provisions and other than temporary impairment ("OTTI") charges on investment securities owing to the recessionary economic environment; and (2) increasing operating expenses, as the Company continued to build out its overhead infrastructure with the objective of enhancing the ability to realize long term asset and earnings growth.

Net Interest Income

Net interest income has grown over the period reflected in Table 1.2 primarily due to balance sheet growth and an increase in the proportion of higher yielding loans reflecting the redeployment of funds out of the cash and investment portfolio. Specifically, net interest income increased from $8.1 million in fiscal 2005 to $13.8 million for fiscal 2009. However, the ratio of net interest income to average assets has fluctuated over the corresponding time frame, with the ratio decreasing from 2.60% in fiscal 2005 to 2.03% in fiscal 2007, and then subsequently increasing to 2.52% of average assets ($13.8 million) for fiscal 2009.

Spread compression was a key factor contributing to the limited growth in net interest income experienced over the fiscal 2005 to 2007 periods while balance sheet growth prevented the level of net interest income from declining significantly. In this regard, the Federal Reserve increased the targeted federal funds rate to 5.25% through June 2006 and maintained this level for over a year through September 2007, leading to a flat to mildly inverted yield curve which adversely impacted Colonial's interest rate spreads. Subsequent reductions in the targeted

Table 1.2
Colonial Bankshares, Inc.
Historical Income Statements

	For the Fiscal Year Ended December 31,									
	2005		2006		2007		2008		2009	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest income	$14,706	4.74%	$18,509	5.17%	$23,045	5.43%	$27,151	5.45%	$27,355	5.00%
Interest expense	(6,623)	-2.13%	(10,208)	-2.85%	(14,432)	-3.40%	(15,696)	-3.15%	(13,514)	-2.47%
Net interest income	$8,083	2.60%	$8,301	2.32%	$8,613	2.03%	$11,455	2.30%	$13,841	2.52%
Provision for loan losses	(204)	-0.07%	(179)	-0.05%	(84)	-0.02%	(756)	-0.15%	(615)	-0.11%
Net interest income after provisions	$7,879	2.54%	$8,122	2.27%	$8,529	2.01%	$10,699	2.15%	$13,226	2.42%
Other operating income	$912	0.29%	$993	0.28%	$1,113	0.26%	$1,221	0.25%	$1,323	0.24%
Operating expense	(6,567)	-2.12%	(7,430)	-2.08%	(8,866)	-2.09%	(9,629)	-1.93%	(11,202)	-2.05%
Net operating income	$2,224	0.72%	$1,685	0.47%	$776	0.18%	$2,291	0.46%	$3,347	0.61%
Non-Operating Income										
Gain(loss) on sale of loans	$15	0.00%	$45	0.01%	$56	0.01%	$7	0.00%	$56	0.01%
Gain(loss) on sale of investment securities	29	0.01%	5	0.00%	229	0.05%	561	0.11%	14	0.00%
FHLB prepayment penalty	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(459)	-0.08%
OTTI loss on equity securities	0	0.00%	0	0.00%	(284)	-0.07%	(1,161)	-0.23%	(1,126)	-0.21%
Net non-operating income	$44	0.01%	$50	0.01%	$1	0.00%	($593)	-0.12%	($1,515)	-0.28%
Net income before tax	$2,268	0.73%	$1,735	0.48%	$777	0.18%	$1,698	0.34%	$1,832	0.33%
Income tax provision	(499)	-0.16%	(124)	-0.03%	454	0.11%	(353)	-0.07%	(392)	-0.07%
Net income (loss)	$1,769	0.57%	$1,611	0.45%	$1,231	0.29%	$1,345	0.27%	$1,440	0.26%
Adjusted Earnings										
Net income	$1,769	0.57%	$1,611	0.45%	$1,231	0.29%	$1,345	0.27%	$1,440	0.26%
Add(Deduct): Net gain/(loss) on sale	(44)	-0.01%	(50)	-0.01%	(1)	0.00%	593	0.12%	1,515	0.28%
Tax effect (2)	18	0.01%	20	0.01%	0	0.00%	(237)	-0.05%	(605)	-0.11%
Adjusted earnings	$1,743	0.56%	$1,581	0.44%	$1,230	0.29%	$1,701	0.34%	$2,350	0.43%
Average Tax Rate	-22.0%		-7.1%		58.4%		-20.8%		-21.4%	
Expense Coverage Ratio (3)	1.23		1.12		0.97		1.19		1.24	
Efficiency Ratio (4)	72.9%		79.9%		91.2%		76.0%		74.0%	

(1) Ratios are as a percent of average assets.
(2) Assumes a marginal tax rate of 40%.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: Colonial Bankshares' audited financial statements and prospectus.

federal funds rate by the Federal Reserve have favorably impacted the Company's yield-cost spreads.

Specifically, the Company's interest rate spread decreased from 2.17% in fiscal 2006, to 1.95% in fiscal 2007 while increasing to 2.27% in fiscal 2008 and 2.52% in fiscal 2009 (see Exhibit I-4). The initial reinvestment of the Offering proceeds should increase net interest income as the funds are reinvested, with longer-term earnings benefits realized through leveraging of the proceeds. At the same, while the initial reinvestment of the Offering proceeds should increase net interest income, the initial reinvestment yields are expected to depress asset yields and the net interest income ratio. Over the long term, the asset yields may likely recover as the funds from the Offering are redeployed into higher yielding loans, which is the longer-term plan of the use of proceeds.

Loan Loss Provisions

Provisions for loan losses have typically been limited reflecting the Company's relatively strong asset quality historically and the secured nature of the loan portfolio; the majority of the loan portfolio is secured by real estate collateral in the Company's market area. However, since fiscal 2007, the Company has increased the level of loan loss provisions, which management attributes to loan growth (including growth in high risk-weight commercial loans), as well as to a weak economy and erosion of real estate values which support the collateral value of Colonial's mortgage portfolio. Accordingly, loan loss provisions have increased modestly since the end of fiscal 2007, to equal $615,000 or 0.11% of average assets in fiscal 2009. At December 31, 2009, the Company maintained valuation allowances of $2.6 million, equal to 0.80% of total loans and 49.38% of non-performing loans. Exhibit I-5 sets forth the Company's loan loss allowance activity during the review period. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis and establish additional loan loss provisions in accordance with the Company's asset classification and loss reserve policies.

Non-Interest Income

Consistent with the Company's limited level of diversification into fee generating activities, sources of non-interest operating income have been a somewhat modest contributor to the Company's earnings. Throughout the period shown in Table 1.2, sources of non-interest operating income have remained relatively stable as a percent of average assets, but increased on a dollar basis to equal $1.3 million or 0.24% of average assets for fiscal 2009. Sources of non-interest operating income consist substantially of fees and service charges generated from the Company's retail customer base, with the general upward trend in the non-interest operating income ratio supported by growth of transaction accounts. Given that no major changes to the Company's operations are anticipated (which would result in a major increase in fee generating deposit accounts or other products and services), the Company's earnings can be expected to remain highly dependent upon the net interest margin.

Operating Expenses

The Company's operating expenses have increased in recent years due to expanded business volumes facilitated by branching and expanded management and staffing, which have resulted in growth of both the retail deposit base and loan portfolio. As a result, since the fiscal year ended December 31, 2005, annual operating expenses have increased from $6.6 million, equal to 2.12% of average assets, to $11.2 million in fiscal 2009, equal to 2.05% of average assets. In this regard, as evidenced by the relatively stable nature of the Company's operating expense ratio over the last five fiscal years (i.e., the expense ratio was in a relatively narrow range of 1.93% to 2.12%), the Company's asset growth has approximated the increase in overhead costs.

Operating expenses are expected to increase on a post-Offering basis as a result of the expense of the additional stock-related benefit plans. At the same time, Colonial will seek to offset anticipated growth in expenses from a profitability standpoint through moderate balance sheet growth and by reinvestment of the Offering proceeds into investment securities over the near term (following the Second Step Conversion) and into loans over the longer term.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a limited impact on earnings over the last several years and have primarily consisted of gains on the sale of loans and investments. However, in fiscal 2008, non-operating income and expenses impacted the Company's operations to a greater degree than the recent historical average as an OTTI loss on investment securities ($1.2 million) was partially offset by small gains on the sale of loans and a $561 thousand gain on the sale of investment securities. In fiscal 2009, net non-operating expenses totaled $1.5 million and consisted of three components as follows: (1) prepayment penalty expense of $459 thousand on FHLB advances; (2) an OTTI expense of $1.1 million; and (3) gains on the sale of loans and investment securities totaling $70 thousand.

Taxes

The Company's average tax rate has fluctuated over the last five fiscal periods, but has been in the range of 21% to 22% over the last two years. The relatively low average tax rate in comparison to the estimated marginal tax rate in the range of 40% reflects the investment in tax-advantaged investments, including municipal bonds and BOLI.

Efficiency Ratio

The Company's efficiency ratio reflects improvement over the last three years largely owing to expansion of the net interest margin, which is attributable to both balance sheet growth and improving spreads, while the ratio of the Company's operating expenses and non-interest income to average assets has remained relatively unchanged. Specifically, the efficiency ratio diminished from 91.2% in fiscal 2007 to 74.0% reported for the fiscal year ended December 31, 2009. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

Interest Rate Risk Management

The primary aspects of the Company's interest rate risk management include:

- Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, including commercial and construction lending;
- Maintaining an investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;
- Promoting transaction accounts (including municipal deposits) and, when appropriate, longer-term CDs;
- Utilizing longer-term borrowings when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;
- Maintaining a strong capital level;
- Limiting investment in fixed assets and other non-earnings assets; and

- Selling a portion of the fixed rate mortgage loans originated based on risk and profitability considerations (typically fixed rate mortgage loans with maturities longer than 15 years).

Notwithstanding the foregoing measures implemented to minimize the Company's interest rate risk exposure, the Company's balance sheet is liability-sensitive in the short term (less than one year) and, thus, the net interest margin could be adversely affected during periods of rising and higher interest rates. As of December 31, 2009, the Net Portfolio Value ("NPV") analysis provided by the Office of Thrift Supervision ("OTS") indicated that a 200 basis point instantaneous and permanent increase in interest rates would result in a 233 basis point reduction in the NPV ratio, and result in a post-shock NPV ratio equal to 8.93% of assets (see Exhibit I-6). These rate shock simulations indicate a moderate level of risk exposure pursuant to OTS definitions. By way of comparison, based on OTS estimates incorporating September 30, 2009 data, and assuming a positive 200 basis point instantaneous and permanent rate shock, the post-shock NPV ratio for all thrifts operating in the OTS Northeast Region equaled 12.83%, which reflects a 31 basis point decline relative to the base scenario.

The NPV analysis is an indicator to the risk of earnings in a volatile interest rate environment as it incorporates changing assumptions with respect to maturity and repricing of assets and liabilities. The OTS NPV analysis indicates that the Company has a lower post-shock NPV ratio and higher interest sensitivity measure (i.e., the change in the post-shock NPV ratio is greater) pursuant to a rising interest rate scenario, which is typically the more adverse scenario for a thrift institution. In this regard, the Company's interest rate risk exposure is primarily the result of the large balance of permanent long-term fixed rate mortgage which predominate the loan portfolio coupled with the intermediate and longer-term investment portfolio, which are primarily funded by comparatively short-term deposits and borrowed funds. One factor impacting the Company's interest rate risk which is particularly difficult to quantify is the degree to which deposits will reprice in a response to a change in interest rates. The fact that the Company prices its deposits in the upper end of the competitive range and has recently attracted municipal deposits through a competitive bidding process may result in a more rate sensitive depositor base relative to many peer institutions. At the same time, the diminished deposit growth targets in the future may limit the deposit pricing pressures on the Company.

Overall, the data suggests that the Company's earnings would be adversely impacted by increasing interest rates. On a pro forma basis, the Company's interest rate risk position is expected to improve as the proceeds from the Offering are reinvested in interest-earning assets.

Lending Activities and Strategy

The Company's lending activities have been focused on two principal elements as follows: (1) residential mortgage lending including home equity lending; and (2) commercial and multi-family mortgage lending, as well as C&I lending. The Company also maintains smaller balances of construction and development loans as well as consumer loans. Details regarding the Company's loan portfolio composition and characteristics are included in Exhibits I-7 and I-8. As of December 31, 2009, permanent first mortgage loans secured by residential properties totaled $151.4 million, equal to 46.6% of total loans and home equity loans and lines of credit totaled $37.9 million, or 11.7% of loans. In aggregate, commercial real estate/multi-family mortgage loans, C&I loans, as well as construction loans have increased over the last several years to an aggregate level of $133.1 million, equal to 41.0% of gross loans.

Residential Lending

As of December 31, 2009, residential mortgage loans equaled $151.4 million, or 46.6% of total loans, the majority of which were fixed rate mortgages. Adjustable rate residential mortgage ("ARM") loans approximated $19.2 million as of December 31, 2009. Although the Company originates both fixed rate and adjustable rate 1-4 family loans, market demand is dominated by fixed rate loans. While the Company's fixed rate loans are offered with a wide range of terms, including 10, 15, 20, 25 and 30 years, the bulk of the recent origination activity has consisted of 15 and 30 year loans. The majority of the 1-4 family residential mortgage loans conform to standards set by either Freddie Mac or Fannie Mae. Most non-conforming residential loans are non-conforming as to the loan amount (i.e., jumbo loans) or due to the characteristics of the property, while otherwise meeting the agency credit criteria. The Company originates 1-4 family loans up to a loan-to-value ("LTV") ratio of 95%, with private mortgage insurance ("PMI") being required for loans in excess of an 80% LTV ratio. The majority of the Company's construction loan portfolio is secured by residential properties. Substantially all 1-4 family mortgage loans have been originated by the Company and are secured by residences in the local market. The Company's home equity loans including fixed rate amortizing term loans ("HELs") as well as variable rate lines of credit ("HELOCs"). Such loans typically have shorter maturities and higher interest rates than traditional 1-4 family lending. Home equity loans equaled $37.9 million as of December 31, 2009. When combined with the first mortgage loan, the Company will make home equity loans up to a 90% LTV.

Multi-Family and Commercial Mortgage Lending

Multi-family and commercial mortgage lending has been an area of portfolio diversification for the Company. Such loans are typically secured by properties in southern New Jersey and are generally originated by the Company. As of December 31, 2009, multi-family and commercial mortgage loans equaled $4.1 million (1.3% of loans) and $97.1 million (29.9% of loans), respectively. Multi-family and commercial mortgage loans are typically offered with fixed rates of interest for the first five or seven years of the loan, which are then subject to a call provision or rate adjustment. The typical principal balance is between $500,000 and $2 million, but may be more depending upon numerous factors including the creditworthiness of the borrower and other key underwriting criteria. Such loans typically possess terms ranging from one to five years, with amortization periods of up to 30 years (10-20 years is the typical range), and LTV ratios of up to 80%, and target a debt-coverage ratio of at least 1.2 times. Multi-family and commercial real estate loans are secured by office buildings, retail and industrial use buildings, apartments and other structures such as strip shopping centers, retail shops and various other properties. Most income producing property loans originated by the Company are for the purpose of financing existing structures rather than new construction.

Construction Loans

Construction lending has expanded modestly over the last several years reflecting the Company's portfolio diversification efforts. However, future construction lending in the future is expected to be more limited and the portfolio balance may diminish as projects in process are completed. The Company originates residential and, to a lesser extent, commercial construction loans. Such lending shortens the average duration of assets and support asset yields. The Company generally limits such loans to known builders and developers with established lending relationships with the Company. The majority of the Company's construction lending is in Cumberland and Gloucester Counties. Construction loans generally have variable rates of interest, terms of up to 2 years (but most typically 12 months) and LTV ratios up to 75% of the completed value of the property.

Non-Mortgage Lending

The Company's efforts to increase commercial lending have primarily centered on the development of real estate secured relationships, as C&I loans remain limited. As of December 31, 2009, C&I loans totaled $17.9 million, or 5.5% of total loans. The Company offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. The types of commercial loans offered include lines of credit and business term loans. Most line of credit and business term loans are secured by real estate and other assets such as inventory or accounts receivable. Consumer loans, excluding home equity loans, are generally offered to provide a broad line of loan products to customers and typically include loans on deposits, auto loans, and unsecured personal loans. As of December 31, 2009, consumer loans excluding home equity loans totaled $2.2 million, equal to 0.7% of total loans.

Loan Purchases and Sales

Loan purchases by the Company in recent periods have typically consisted of commercial loans while sales have generally consisted of longer-term fixed rate mortgage loans. The Company expects that given its efforts to limit the growth of commercial loan balances in the future, Colonial may sell commercial loan participation interests, particularly with regard to larger loan relationships.

Asset Quality

The Company's asset quality has historically been strong and the level of NPAs has been modest, generally well below a level of 0.50% of assets. However, Colonial has recently realized a modest increase in the level of NPAs, primarily related to the recessionary economic environment. The Company's delinquencies have increased as a result of growing unemployment in its markets while the slack economy has depressed the collateral value of many of the Company's security properties. As reflected in Exhibit I-9, the total NPA balance (i.e., loans 90 days or more past due and REO) as of December 31, 2009, was $5.3 million, equal to 0.93% of assets, consisting solely of non-accruing loans. The ratio of allowances to total loans equaled 0.80% while reserve coverage in relation to NPAs equaled 49.38% (see Exhibit I-5).

The Company's management reviews and classifies loans on a monthly basis and establishes loan loss provisions based on the overall quality, size, and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. Additionally, the Company maintains an independent review function which consists of an internal analysis of all major loans and credit concentrations.

The one potential risk area not reflected in the asset quality data is with respect to the limited seasoning and large size of many of the Company's commercial mortgage loans. As more fully disclosed in the prospectus, the Company has been active in extending originating commercial real estate and multi-family mortgage loans through mid-2009, many of which have relatively large balances of up to $2 million or more.

Funding Composition and Strategy

Deposits have consistently been the Company's primary source of funds. As of December 31, 2009, deposits totaled $500.4 million, which reflects 15.1% annual growth since December 31, 2005. Lower costing savings and transaction accounts totaling $293.6 million comprised approximately 58.7% of the Company's deposits at December 31, 2009 (see Exhibit I-10). The proportion of savings and transaction accounts reflects an increase since fiscal 2005, partially as a result of implementation of the competitive pricing strategy. The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less. As of December 31, 2009, CDs with balances equal to or in excess of $100,000 equaled $98.7 million (see Exhibit I-11).

Deposit solicitation efforts for the Company have been facilitated by the opening of three branch offices since 2005, the expansion of commercial account relationships, and active solicitation of commercial deposit accounts, and the implementation of a strategy to solicit transaction accounts to local municipalities and school districts. While Colonial's practice over the last five fiscal years has been to price deposits on a highly competitive basis in relation to the prevailing market average in order to achieve targeted growth objectives, the more moderate growth objective over the near to intermediate term future may benefit the Company's cost of funds relative to its local peers.

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity and liquidity. As of December 31, 2009, the Company's borrowings totaled $21.3 million, equal to 3.8% of total assets, consisting solely of FHLB advances. In this regard, approximately $14.3 million of the FHLB advances were short-term advances (i.e., maturities of less than 1 year while the remaining balance of $7.0 million were longer-term fixed rate advances with maturities extending out nearly 2 years). Borrowed funds have been employed both as a liquidity management tool to bolster funds when deposits fall short of the Company's requirements and also as an interest rate risk management tool. Exhibit I-12 provides detail of the Company's use of borrowed funds as of December 31, 2009.

Subsidiary

CB Delaware Investments, Inc. is a wholly owned subsidiary of Colonial Bank. It is a Delaware corporation that was formed in 2006 to invest in and manage investment securities that Colonial Bank, FSB is authorized to hold.

Legal Proceedings

Other than the routine legal proceedings that occur in the Company's ordinary course of business, the Company is not involved in litigation which is expected to have a material impact on the Company's financial condition or operations.

II. MARKET AREA ANALYSIS

Introduction

Established in 1913, the Bank has always been operated pursuant to a strategy of strong community service, and its dedication to being a community-oriented financial institution has supported customer loyalty and recent growth trends. The Bank is headquartered in Vineland, New Jersey, and serves southern New Jersey through a total of nine full service branches. The current location of the executive office and branch reflects the relocation from the prior headquarters location in Bridgeton in 2007. A total of seven offices are located in Cumberland County, while two branches are situated in Gloucester County. The Company's markets are in the southernmost New Jersey, with the main office and six nearby branches in Cumberland County located approximately 50 miles south of downtown Philadelphia, while two of the Company's branches in Gloucester County are approximately 20 to 25 miles south of Philadelphia.

The Company intends to continue expanding its regional branch office network, albeit at a diminished pace relative to the level realized over the last several years Moreover, the Company will continue to consider growth through the acquisition of branches or whole institutions, if such opportunities should arise. A map showing the Company's office coverage is set forth below and details regarding the Company's offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

Colonial's operations have historically been focused in Cumberland County located in southern New Jersey. Cumberland County's markets have traditionally realized relatively modest population growth as the area lies well outside of the Philadelphia metropolitan area, and Cumberland County remains one of New Jersey's least developed areas. Agriculture remains an important component of the local economy, as many vegetable and fruit products as well as nursery stock are grown in Cumberland County and shipped to nearby areas of the northeast corridor. The Company has sought to participate in the faster growth and larger population base presented by Gloucester County, which lies just to the south of Philadelphia as Gloucester County has become an attractive residential area for many working in Philadelphia and its suburbs owing to the availability of land for development at a relatively moderate cost.

Table 2.1
Colonial Bankshares, Inc.
Map of Branch Locations


Chester
Voorhees
Gloucester Co.
Woodstown
Salem
Pennsville
Buena
Mays Landing
Cumberland Co.
Counties
Cumberland Co.
Gloucester Co.
Pushpins
Office Locations
55
534
73
295
495
40
322
49
50

Gloucester County continues to be attractive to many industrial/transportation firms owing to its location near Philadelphia, within the northeast corridor, while southern areas of Gloucester County remain relatively undeveloped and oriented toward agriculture, compared to other areas in the Philadelphia-Camden-Wilmington MSA (similar to certain areas of Cumberland County).

Future growth opportunities for the Company depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Company and the relative economic health of the Company's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Company and will be factored into our valuation analysis accordingly.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy has experienced a severe downturn in the most recent 12-18 months, as the fallout of the housing crisis has caused the wider economy to falter, with most significant indicators of economy activity declining by substantial amounts. The overall economic recession has been the worst since the great depression of the 1930s. Total U.S. employment has decreased by 5.4 million jobs over the last twelve months, as consumers have cut back on spending, causing a reduction in the need for many products and services. Total personal wealth has declined notably due to the housing crisis and drop in real estate values. The nation's gross domestic product grew at an annualized rate of 2.2% in the third quarter of 2009, compared to a 2.7% annualized decline in the third quarter of 2009. Notably, a large portion of GDP growth in the third quarter and more recent periods has been generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

The economic recession has caused the inflation rate to decrease notably during 2009. Inflation averaged 3.85% for all of 2008 and a negative 0.34% for all of 2009, indicating a deflationary period. There was a decline in prices during eight of the 12 months during 2009. The reduction in employment has also led to fears of a prolonged period of economic stagnation, as consumers will be unwilling or unable to increase spending. The unemployment rate increased to 9.7% as of December 2009, more than doubling from 4.9% when the recession began and increasing from 7.1% for December 2008. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected this downturn in the national economy, reporting significant volatility and a strong downward trend during the beginning of the most recent 12 month period, with an upward trend in the last nine months. As an indication of the changes in the nation's stock markets over the last 12 months, as of January 31, 2010, the Dow

Jones Industrial Average closed at 10,067.33, an increase of 25.8% from January 31, 2009, while the NASDAQ Composite Index stood at 2,147.35, an increase of 45.4% over the same time period. The Standard & Poors 500 Index totaled 1,073.87 as of January 31, 2010, an increase of 30.0% from December 31, 2008.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, medium home values have declined by double digits in most areas of the country; and the housing construction industry has been decimated. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Commercial lending trends are showing weakness, particularly in the area of refinancing of existing debt, leading to uncertainty for the coming periods.

Market Area Demographics

Demographic growth has been measured by changes in population, number of households and median household income, with trends in those areas summarized by the data presented in Table 2.2. Gloucester and Cumberland Counties had populations of approximately 291,000 and 157,000, respectively, as of 2009, for an aggregate population of nearly 450,000 for the two county market. Gloucester County is comparatively larger, bolstered by its location near Philadelphia, which has made for an attractive suburban alternative area for commuters who work in Philadelphia. Moreover, population growth trends for the Gloucester County market are relatively favorable, modestly exceeding the average for the State of New Jersey (i.e., 1.5% annually for Gloucester County versus 0.5% for the State of New Jersey). Comparatively, growth in Cumberland County equaled 0.8% for the 2000-2009 periods reflective of its relatively remote location distant from major urban centers which has tended to limit development. Population projections indicated that future population growth is expect to remain consistent with the recent historical trend and thus, growth in Cumberland County will continue to fall below the average for New Jersey and Gloucester County, while the growth rate for Gloucester County is projected to exceed the New Jersey average.

Trends with respect to household growth rates in the Company's markets paralleled the population growth trends. Specifically, growth trends for the Gloucester County market are relatively favorable, modestly exceeding the average for the State of New Jersey (i.e., 1.6%

Table 2.2
Colonial Bankshares, Inc.
Summary Demographic Data

	Year			Growth Rate	
	2000	2009	2014	2000-2009	2009-2014
Population (000)					
United States	281,422	309,732	324,063	1.1%	0.9%
New Jersey	8,414	8,835	8,982	0.5%	0.3%
Cumberland County	146	157	163	0.8%	0.7%
Gloucester County	255	291	311	1.5%	1.3%
Households (000)					
United States	105,480	116,523	122,109	1.1%	0.9%
New Jersey	3,065	3,216	3,273	0.5%	0.3%
Cumberland County	49	52	54	0.7%	0.8%
Gloucester County	91	105	112	1.6%	1.4%
Median Household Income ($)					
United States	$42,164	$54,719	$56,938	2.9%	0.8%
New Jersey	55,083	72,809	76,895	3.1%	1.1%
Cumberland County	39,219	49,386	52,963	2.6%	1.4%
Gloucester County	54,152	71,829	75,628	3.2%	1.0%
Per Capita Income ($)					
United States	$21,587	$27,277	$28,494	2.6%	0.9%
New Jersey	27,006	34,433	35,861	2.7%	0.8%
Cumberland County	17,376	21,457	22,366	2.4%	0.8%
Gloucester County	22,708	29,807	29,852	3.1%	0.0%

2009 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 +	$100,000 +
United States	20.9%	24.5%	35.3%	19.3%
New Jersey	15.4%	18.6%	35.0%	31.1%
Cumberland County	24.4%	26.2%	37.1%	12.3%
Gloucester County	13.3%	19.0%	39.3%	28.4%

Source: SNL Financial, LC

annually for Gloucester County versus 0.5% for the State of New Jersey). Growth in Cumberland County equaled 0.7% for the 2000-2009 periods.

Median household and per capita income in Gloucester and Cumberland Counties are lower than the comparable figures for New Jersey. In this regard, the median household income in Gloucester County equaled $71,829, which was slightly below the $72,809 level reported for the state as a whole. In contrast, the per capita income for Gloucester County was equal to $29,807. The median household income and per capita income for Cumberland County was significantly below both the state and national averages reflecting its location well outside of Philadelphia and other major metropolitan areas. Thus, income levels are comparatively modest in the absence of an abundance of high paying white collar jobs.

Local Economy

In certain respects, the Company has benefited from the low growth and lackluster performance of the local economy on a historical basis. In this regard, while the local market, particularly in Cumberland County did not experience much overheating, as was typical of most sections of the regional and national economy, the fall within the deepening recession has not impacted the local economy to the same extent as many other areas. Moreover, Cumberland County remains an affordable place to live and do business. Signs of modest economic growth can be spotted throughout Cumberland County, from the numerous new medical facilities to the Regional Transportation Center which was recently constructed in Vineland. Additionally, business development can be seen in the continued growth of industrial parks. Direct interstate highway access and affordable land costs in Cumberland County have also been a supporting factor in the local economy in the face of the recession.

Although the County has become further developed over the years, agriculture still plays a significant role in the local economy with over 70,000 acres of farmland located in Cumberland County. Fruits and vegetables, trees and shrubs, as well as evergreens and perennials are said to be the chief products. This combination of suburban living mixed with access to many urban areas is extremely appealing and makes Cumberland County an excellent commercial and industrial destination.

The Bank also maintains two branches in Gloucester County, New Jersey, which is located just north of Cumberland County in south-central New Jersey. Gloucester County is situated across the Delaware River from Philadelphia, Pennsylvania, and is also the half-way point between New York and Washington D.C. Gloucester County is one of the most populous counties in the southern part of New Jersey. The landscape of Gloucester County consists of farmlands, woodlands, small towns, suburban development, and urban locations. Located 10 miles southeast of Wilmington, Delaware and 45 miles east of Atlantic City, New Jersey, Gloucester County is in close proximity to major markets and therefore, an excellent regional location. Gloucester County is also home to one of the largest industrial parks on the eastern seaboard. In recent years, residential development has led to population growth, which has led to an increase in the number of suburban communities.

Workforce

In recent years, the local markets served have witnessed a shift from a manufacturing and industrial economy to a service economy. This shift from manufacturing has also been reflected nationally.

The economy of the local markets in Cumberland and Gloucester Counties have become oriented toward services, which provide more than 28% of total employment, as wholesale and retail trade, and government employment follow closely behind. As shown in Table 2.3 and Table 2.4, data regarding employment in Colonial's market area counties reveals the nature of the economy. Specifically, Cumberland County's data reveals the high employment base, mostly in services and government, with a relatively high level of manufacturing employment (12.4% of total employment). Comparatively, Gloucester County's economy is based primarily on a combination of services, trade, and government.

Table 2.3
Colonial Bankshares, Inc.
Primary Market Area Employment Sectors
(Percent of Labor Force)(1)

	Location		
Employment Sector	New Jersey	Gloucester County	Cumberland County
	(% of Total Employment)		
Services	38.8%	28.5%	28.2%
Wholesale/Retail Trade	15.8%	22.6%	16.0%
Manufacturing	6.4%	8.3%	12.4%
Government	12.8%	14.6%	20.0%
Construction	5.3%	7.2%	5.8%
Finance/Insurance/Real Esate	10.6%	5.7%	5.4%
Arts/Entertainment/Rec.	1.9%	1.7%	1.0%
Agriculture	0.3%	1.2%	3.4%
Transportation/Utility	4.3%	2.9%	0.0%
Other	3.8%	7.4%	7.8%
Total	100.0%	100.0%	100.0%

(1) As of 2007

Source: REIS DataSource.

Table 2.4
Colonial Bankshares, Inc.
Major Employers in Operating Counties

Employer	Employees	Sector
I. Cumberland County		
South Jersey Hospital System	2,579	Healthcare
Wal-Mart	965	Retail
Gerresheimer Glass	918	Manufacturing
Wawa	748	Transportation
Elwyn New Jersey	622	Services
Durand Glass Manufacturing	563	Manufacturing
II. Gloucester County		
Underwood Memorial Hospital	1,860	Healthcare
Rowan University	1,300	Education
Kennedy Memorial Hospital	1,200	Healthcare
U.S. Food Services	900	Services
Direct Group	850	Technology

Sources: County/Municipal Websites

Unemployment Trends

Unemployment trends in the market area and New Jersey are displayed in Table 2.5. The unemployment rates in the Company's markets reflect a divergent pattern, as the unemployment rate in Cumberland County has typically exceeded the state and national averages due to the decline in the manufacturing industry and limited employment opportunities, particularly in higher paying white collar jobs. The unemployment rate in Gloucester County has recently been similar to the state and national averages, however. Unemployment rates in the Company's market, as well as on a state and national basis, have been trending upward for the most recent 12 month period for which data is available, as regional and national economies are still suffering from the recession.

Table 2.5
Colonial Bankshares, Inc.
Unemployment Trends

Region	December 2008 Unemployment	December 2009 Unemployment
United States	7.4%	10.0%
New Jersey	7.0%	10.0%
Cumberland County	10.3%	14.2%
Gloucester County	6.9%	10.5%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

Competition for deposits in the Company's primary market area is intense, which is the result of a number of factors, including the relatively moderate size and growth characteristics of the markets served by the Bank and its relative proximity to both the Philadelphia and New Jersey markets. The Company's deposit market is dominated by commercial banks, much like the State of New Jersey, as shown in Table 2.6. Specifically, as of June 30, 2009, 74.7% of total deposits in Cumberland County and 80.0% of total deposits in Gloucester County consisted of deposits in commercial banks.

Growth rates for savings institutions are strong in Cumberland County, however, equal to 9.0% for the four year period ended June 30, 2009, which includes comparatively stronger growth registered by the Company, equal to 13.5% on an annualized basis for the same time period. Importantly, the data reveals that Colonial has been growing in excess of the market average in Cumberland County and thus, has achieved an expanding market share, which is also the case in Gloucester County. The Company's deposits have grown faster in Gloucester County, at 24.8% over the period shown in Table 2.6, while also increasing its market share from 0.9% to 1.8%.

Competition

As implied by the Company's market share of deposits, competition among financial institutions in the Company's market area is significant. Among the Company's competitors are larger and more diversified institutions, which have greater resources than maintained by the Company. Financial institution competitors in the Company's primary market area include other

Table 2.6
Colonial Bankshares, Inc.
Deposit Summary

	As of June 30,						
	2005			2009			Deposit Growth Rate 2005-2009
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	(%)
			(Dollars in Millions)				
New Jersey	$213,306	100.0%	3,279	$250,065	100.0%	3,347	4.1%
Commercial Banks	153,528	72.0%	2,351	169,529	67.8%	2,457	2.5%
Savings Institutions	59,777	28.0%	928	80,536	32.2%	890	7.7%
Gloucester County	$3,748	100.0%	84	$4,568	100.0%	85	5.1%
Commercial Banks	3,096	82.6%	65	3,654	80.0%	64	4.2%
Savings Institutions	653	17.4%	19	914	20.0%	21	8.8%
Colonial Bank	33	0.9%	2	81	1.8%	2	24.8%
Cumberland County	$1,829	100.0%	46	$2,496	100.0%	44	8.1%
Commercial Banks	1,382	75.6%	39	1,866	74.7%	32	7.8%
Savings Institutions	446	24.4%	7	631	25.3%	12	9.0%
Colonial Bank	248	13.6%	4	411	16.5%	3	13.5%

Source: FDIC.

locally based thrifts and banks, as well as regional, super regional, and money center banks. From a competitive standpoint, the Company has sought to emphasize its community orientation in the markets served by its branches. There are a total of 44 banking institutions operating in Cumberland County with Colonial holding the second largest market share of deposits, and 85 institutions operating in Gloucester County with Colonial holding the twelfth largest market share of deposits. Table 2.7 lists the Company's largest competitors in the two counties currently served by its branches, based on deposit market share as noted parenthetically.

The proceeds from the Offering will enhance the Company's competitiveness by providing increased operating flexibility, including de novo branching, focus on cross-selling and marketing, and potential acquisition.

Table 2.7
Colonial Bankshares, Inc.
Market Area Deposit Competitors

Location	Name
Cumberland County	Sun Bancorp Inc. (24.67%)
	Susquehanna Bancshares Inc. (15.95%)
	Toronto-Dominion Bank (11.48%)
	Bank of America NA (7.58%)
	Colonial Bankshares, Inc. (16.48%)
Gloucester County	Toronto-Dominion Bank (25.54%)
	Fulton Financial Corp. (15.65%)
	Wells Fargo (9.72%)
	Parke Bancorp, Inc. (6.85%)
	Colonial Bankshares, Inc. (1.76%)

Source: FDIC

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Colonial's operations versus a group of comparable publicly-traded financial institutions (the "Peer Group") selected from the universe of all publicly-traded financial institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance. The basis of the pro forma market valuation of Colonial is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Colonial, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance. The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 149 publicly-traded institutions nationally, which includes approximately 38 publicly-traded MHCs. Given this limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the "best fit" group. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Colonial will be a full public company upon completion of the Offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group.

Based on the foregoing, from the universe of 111 fully converted publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Colonial. The selection process applied is described below, followed by a brief description of each member of the Peer Group.

- Screen #1 Mid-Atlantic institutions with assets between $150 million and $1.5 billion and breakeven to positive core earnings. A total of nine institutions met the foregoing criteria and eight were included in the Peer Group. Carver Bancorp was the only company meeting the selection criteria to be excluded owing to its urban location in the heart of New York City and minority ownership, management and customer base. Those companies that met the asset size criteria but were not included in the Peer Group did not meet the breakeven to positive core earnings criteria, generally owing to asset quality issues. Additionally, OBA Financial was not included in the Peer Group owing to its status as a recently completed conversion and two companies were excluded owing to pending acquisition offers (First Keystone Financial of PA and Pamrapo Bancorp of NJ). Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.

In order to round out the Peer Group to a total of ten institutions, we expanded our search to adjacent regional markets. In this regard, there were two full stock thrifts in New England with assets between $300 million and $1.5 billion, which were also profitable on a core earnings basis and thus, we included both Newport Bancorp, Inc. of Rhode Island and Westfield Financial, Inc. of Massachusetts. Table 3.1 shows the general characteristics of each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Colonial, we believe that the Peer Group companies, on average, provide a good basis for valuation, subject to valuation adjustments. The following sections present a comparison of Colonial's financial condition, income and expense trends, loan composition, interest rate risk, and credit risk versus the Peer Group, as of the most recent publicly available date. A summary description of the key characteristics of each of the Peer Group companies is detailed below and a market area comparative analysis is provided in Exhibit III-3.

- **Westfield Financial, Inc. of MA.** Westfield Financial is the largest company in the Peer Group and operates through a total of 11 offices in western Massachusetts. Accordingly, Westfield Financial's markets are somewhat comparable to the Company's in that they are outside of major metropolitan areas, such as Boston or Philadelphia and have modest growth and income characteristics. Westfield Financial maintains a broadly diversified asset base funded primarily by deposits and, to a lesser extent, borrowed funds. A large securities portfolio comprised primarily of MBS has limited asset quality problems

Table 3.1
Peer Group of Publicly-Traded Thrifts
February 19, 2010

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WFD	Westfield Financial Inc. of MA	NASDAQ	Westfield, MA	Thrift	$1,191		11	12-31	01/07	$8.34	$249
BFED	Beacon Federal Bancorp of NY	NASDAQ	East Syracuse, NY	Thrift	$1,070	S	8	12-31	10/07	$8.62	$56
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	$1,034		13	09-30	04/07	$11.62	$164
HARL	Harleysville Savings Financial Corp. of PA	NASDAQ	Harleysville, PA	Thrift	$840		6	09-30	08/87	$13.68	$50
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	$736		13	09-30	06/88	$5.00	$15
THRD	TF Financial Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	$714		15	12-31	07/94	$18.90	$51
ESBK	Elmira Savings Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	$506	S	11	12-31	03/85	$15.46	$30
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	$459		5	12-31	07/06	$11.75	$45
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	$392		6	06-30	11/93	$13.96	$29
ROME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	$330		5	12-31	03/05	$8.75	$60

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

and the ratio of NPAs/Assets is below the Peer Group average. Westfield Financial's ROA approximates the Peer Group average as the benefit of its low cost of funds is offset by relatively low asset yields (the significant investment in securities may be a factor in this regard). At December 31, 2009, Westfield Financial reported total assets of $1.2 billion, deposits of $648.0 million and a tangible equity-to-assets ratio of 20.8% which reflects the impact of Westfield Financial's second step conversion completed as of January 2007. For the twelve months ended December 31, 2009, Westfield Financial reported earnings of $5.5 million for a return on average assets of 0.47%. Westfield Financial had a market capitalization of $249 million at February 19, 2010.

- **Beacon Federal Bancorp of NY.** Beacon Federal Bancorp operates through a total of 8 offices including 3 branches in upstate New York as well as branches in Massachusetts, Tennessee and Texas, reflecting its legacy as a converted credit union. Also reflecting its status as a former credit union, Beacon Federal Bancorp's loan portfolio has the largest proportion of consumer loan in comparison to any of the Peer Group companies although permanent 1-4 family mortgage loans comprise the largest segment of lending. Asset quality ratios are less favorable in relation to the Peer Group average. Reported earnings are higher than the Peer Group average and median reflecting the benefit of a low operating expense ratio and large average branch size. At September 30, 2009, Beacon Federal Bancorp had total assets of $1.1 billion, deposits of $681.0 million and a tangible equity-to-assets ratio of 9.4%. For the twelve months ended September 30, 2009, Beacon Federal Bancorp reported earnings of $6.2 million for a return on average assets of 0.60%. Beacon Federal Bancorp had a market capitalization of $56 million at February 19, 2010.

- **ESSA Bancorp, Inc. of PA** operates 13 branch offices in northeastern Pennsylvania. ESSA Bancorp, Inc. maintains a high proportion of residential mortgage loans and a low proportion of higher risk-weight construction and commercial mortgage loans relative to the Peer Group average. Earnings approximate the Peer Group average notwithstanding ESSA Bancorp's high capital ratio (the result of the completion of its standard conversion transaction in April 2007). At December 31, 2009, ESSA Bancorp had total assets of $1.0 billion, deposits of $400.2 million and a tangible equity-to-assets ratio of 17.6%. For the twelve months ended December 31, 2009, ESSA Bancorp reported earnings of $5.5 million for a return on average assets of 0.53%. ESSA Bancorp had a market capitalization of $164 million at February 19, 2010.

- **Harleysville Savings Financial Corporation of PA** operates six offices in the Philadelphia MSA. Harleysville Savings Financial Corporation's balance sheet structure partially reflects a wholesale leveraging strategy based on its relatively high proportion of investment securities and borrowings to assets in comparison to loans and deposits, respectively. The loan portfolio reflects modest diversification beyond 1-4 family residential loans and MBS in comparison to the Peer Group as a whole. Harleysville Savings Financial Corporation's ROA approximates the Peer Group median ratios as its low risk asset investment strategy has limited NPAs and loan loss provisions in comparison to the Peer Group average and medians, and offset its modest interest rate spread. At December 31, 2009, Harleysville Savings Financial had total assets of $840 million, deposits of $486.3 million and a tangible equity-to-assets ratio of 6.1%.

For the twelve months ended December 31, 2009, Harleysville Savings Financial reported earnings of $4.6 million for a return on average assets of 0.55%. Harleysville Savings Financial had a market capitalization of $50 million at February 19, 2010.

- **Fidelity Bancorp, Inc. of PA** operates through a total of 13 branch offices in the Pittsburgh metropolitan area. The balance sheet reflects a significant wholesale component with investments and borrowings comprising a larger proportion of total assets in comparison to the Peer Group average. Fidelity Bancorp reported a loss over the last twelve months primarily owing to realized and unrealized losses on investment securities and other than temporary impairment charges on investment securities which we are treating as one-time non-recurring events for valuation purposes. Excluding such items on a tax-effected basis, Fidelity Bancorp had slightly positive core earnings. Lending is primarily concentrated in 1-4 family mortgage loans, both in terms of whole loans and through a significant investment in MBS, while diversification into commercial mortgage lending is consistent with the Peer Group average. Credit quality measures are less favorable than the Peer Group average, both in terms of the level of non-performing loans/loans and the reserve coverage ratio in relation to non-performing loans. At December 31, 2009, Fidelity Bancorp had total assets of $736.0 million, deposits of $450.6 million and a tangible equity-to-assets ratio of 6.0%. For the twelve months ended December 31, 2009, Fidelity Bancorp reported a net loss of $3.2 million for a loss on average assets of 0.43%. Core earnings excluding one-time securities losses were estimated to equal $199,000. Fidelity Bancorp had a market capitalization of $15 million at February 19, 2010.

- **TF Financial Corporation of PA** operates 15 branches in the Philadelphia metropolitan area. The asset structure reflects a relatively higher proportion of loans/assets, with the majority of loans invested in 1-4 family loans. The relatively high ratio of loans funded by retail deposits supports TF Financial Corporation's net interest margin and, as a result, ROA is above the Peer Group average. TF Financial maintained a ratio of NPAs which were below the average for the Peer Group and all publicly traded savings institutions. At December 31, 2009, TF Financial had total assets of $713.7 million, deposits of $552.7 million and a tangible equity-to-assets ratio of 9.4%. For the twelve months ended December 31, 2009, TF Financial reported net income equal to $4.5 million for a return on average assets of 0.63%. TF Financial had a market capitalization of $51 million at February 19, 2010.

- **Elmira Savings Bank, FSB of NY** operates through 11 offices, with 10 branches located in the southern tier of New York State and one branch located in northern Pennsylvania. Elmira Savings Bank's balance sheet and income statement reflect the impact of its recent purchase of four branches from First Niagara Financial Group, Inc. completed in December of 2007. The loan portfolio composition reflects the recent emphasis on commercial mortgage, C&I and consumer lending, accompanied by the recent acquisition of the First Niagara branches that included consumer and commercial loans, in addition to deposits. The ROA is above the Peer Group average as a result of Elmira Savings Bank's strong spreads and margins. At December 31, 2009, Elmira Savings Bank had total assets of $505.9 million, deposits of $360.1 million and a tangible equity-to-assets ratio of 8.1%. For the twelve months ended December 31, 2009, Elmira

Savings Bank reported net income equal to $4.5 million for a return on average assets of 0.91%. Elmira Savings Bank had a market capitalization of $45 million at February 19, 2010.

- **Newport Bancorp, Inc. of RI.** Newport Bancorp is a savings and loan holding company operating six full service banking offices in southern Rhode Island and southeastern Connecticut. Newport Bancorp maintains a broadly diversified loan portfolio primarily focused on mortgage loans (both residential and commercial) and funds operations with deposits which are significantly supplemented with borrowings. Asset quality is very strong and NPAs are at minimal levels while the tangible equity/assets ratio is above the Peer Group average reflecting the impact of the completion of its standard conversion offering in July 2006. Earnings are comparatively modest as the benefit of a net interest margin in excess of the Peer Group average is offset by high operating expenses. At December 31, 2009, Newport Bancorp reported total assets of $458.9 million, deposits of $261.9 million and a tangible equity-to-assets ratio of 11.2%. For the twelve months ended December 31, 2009, Newport Bancorp reported earnings of $708,000 for a return on average assets of 0.16%. Newport Bancorp had a market capitalization of $45 million at February 19, 2010.

- **WVS Financial Corp. of PA** operates through a total of 6 branches in the North Hills suburbs of the Pittsburgh metropolitan area. The balance sheet reflects a significant wholesale element, as MBS and investments constitute the majority of assets while borrowed funds comprise the largest segment of liabilities. WVS Financial operates with a low risk-weighted asset ratio and limited credit risk exposure as a result of significant investment in securities and MBS. While the wholesale strategy has provided for relatively strong asset quality, WVS Financial Corp.'s ROA is below the Peer Group average owing to thin spreads and margins and notwithstanding the benefit of a very low operating expense ratio. At December 31, 2009, WVS Financial Corp. reported total assets of $391.6 million, deposits of $144.6 million and a tangible equity-to-assets ratio of 7.8%. For the twelve months ended December 31, 2009, WVS Financial Corp. reported earnings of $1.4 million for a return on average assets of 0.34%. WVS Financial Corp. had a market capitalization of $29 million at February 19, 2010.

- **Rome Bancorp of NY** operates through five retail banking offices in upstate New York. Enhancing the comparability to the Company, Rome Bancorp has a relatively strong capital ratio reflecting the impact of the completion of its second step conversion in March 2005. Rome Bancorp's strong capital ratio supports its relatively high ROA, while the ROE is comparatively modest. A relatively high level of net income was due to a favorable level of interest expense, while operating expenses were higher than the Peer Group average. Rome Bancorp has a high proportion of assets invested in loans with diversification into higher risk-weight commercial real estate, C&I and consumer loans at levels in excess of the Peer Group average in aggregate. At December 31, 2009, Rome Bancorp had total assets of $329.9 million, deposits of $216.6 million and a tangible equity-to-assets ratio of 18.3%. For the twelve months ended December 31, 2009, Rome Bancorp reported earnings of $3.1 million for a return on average assets of 0.92%. Rome Bancorp had a market capitalization of $60 million at February 19, 2010.

In the aggregate, the Peer Group companies maintain a slightly higher tangible equity level in comparison to the industry average (11.51% of assets versus 10.00% for all public companies) and generate a higher level of core profitability (0.51% for the Peer Group versus a loss of 0.26% for all public companies). Accordingly, the Peer Group companies have a positive ROE, whereas all public companies have a negative ROE (positive ROE of 4.72% for the Peer Group versus negative 1.67% for all public companies). Overall, the Peer Group's pricing ratios were at a modest premium to all publicly traded thrift institutions on a P/TB and P/A basis and was comparable to all publicly traded thrifts on a Price/Core earnings basis (however many public companies did not have meaningful core earnings multiples owing to their trailing twelve month loss position).

	All Publicly-Traded	*Peer Group*
Financial Characteristics (Averages)		
Assets ($Mil)	$3,023	$727
Market Capitalization ($Mil)	$348	$75
Tangible Equity/Assets (%)	10.00%	11.51%
Core Return on Average Assets (%)	(0.26%)	0.51%
Core Return on Average Equity (%)	(1.67%)	4.72%
Pricing Ratios (Averages)(1)		
Price/Core Earnings (x)	18.45x	18.58x
Price/Tangible Book (%)	78.47%	87.14%
Price/Assets (%)	8.00%	9.83%

(1) Based on market prices as of February 19, 2010.

Sources: Tables 3.2 and 4.3.

The companies selected for the Peer Group were relatively comparable to Colonial on average, and are considered to be the "best fit" Peer Group. While there are many similarities between Colonial and the Peer Group on average, there are some differences as well. The following comparative analysis highlights key similarities and differences relative to the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Colonial and the Peer Group, reflecting balances as of December 31, 2009 for the Company and the Peer Group, respectively. On a reported basis, Colonial's equity-to-assets ratio of 8.0% was below the Peer

Table 3.2
Balance Sheet Composition and Growth Rates
Colonial Bankshares, Inc. and the Comparable Group
As of December 31, 2009

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Colonial Bankshares, Inc.																				
December 31, 2009	2.8%	36.8%	0.5%	56.6%	88.0%	3.8%	0.0%	8.0%	0.0%	8.0%	7.16%	8.31%	6.09%	9.43%	-31.79%	12.03%	12.03%	7.17%	7.17%	12.60%
All Public Companies																				
Averages	4.6%	20.5%	1.4%	68.7%	70.8%	16.1%	0.5%	11.5%	0.8%	10.7%	5.86%	14.50%	3.10%	13.11%	-15.29%	3.52%	3.93%	10.03%	9.92%	16.39%
Medians	3.6%	18.4%	1.4%	69.9%	71.7%	14.5%	0.0%	10.3%	0.0%	9.4%	3.77%	8.90%	1.30%	10.15%	-14.95%	1.10%	1.01%	9.25%	9.18%	13.90%
State of NJ																				
Averages	2.7%	26.2%	1.3%	65.7%	70.2%	16.7%	0.3%	11.9%	0.5%	11.3%	10.54%	16.96%	7.04%	21.49%	-15.16%	-1.01%	-0.02%	11.33%	11.33%	24.53%
Medians	2.1%	21.0%	1.5%	70.8%	70.8%	14.2%	0.0%	10.6%	0.0%	9.7%	9.99%	15.45%	5.85%	18.89%	-13.37%	0.24%	0.24%	10.72%	10.72%	19.71%
Comparable Group																				
Averages	3.4%	30.3%	1.7%	61.6%	58.4%	28.7%	0.1%	11.8%	0.4%	11.5%	1.30%	8.22%	-0.33%	9.37%	-10.08%	2.58%	-0.92%	10.73%	10.73%	18.41%
Medians	2.4%	24.0%	1.6%	66.3%	59.6%	28.5%	0.0%	10.4%	0.0%	9.4%	1.01%	1.33%	0.48%	9.88%	-12.08%	0.07%	0.04%	8.52%	8.52%	14.50%
Comparable Group																				
BFED Beacon Federal Bancorp of NY (1)	1.1%	19.2%	1.0%	76.1%	63.7%	26.5%	0.0%	9.4%	0.0%	9.4%	6.07%	-0.70%	6.56%	15.15%	-8.98%	0.10%	0.10%	8.38%	8.38%	12.28%
ESSA ESSA Bancorp, Inc. of PA	2.1%	23.3%	1.5%	70.6%	38.7%	42.7%	0.0%	17.6%	0.0%	17.6%	0.12%	-5.20%	1.59%	7.05%	-2.79%	-6.13%	-6.13%	15.36%	15.36%	31.31%
ESBK Elmira Savings Bank, FSB of NY (1)	7.2%	24.7%	1.5%	62.0%	71.2%	17.2%	0.0%	10.7%	2.6%	8.1%	9.37%	48.11%	-2.40%	5.53%	14.53%	34.50%	NM	8.14%	8.14%	14.99%
FSBI Fidelity Bancorp, Inc. of PA	6.3%	34.5%	0.7%	54.6%	61.2%	30.4%	1.1%	6.4%	0.4%	6.0%	-0.71%	24.81%	-15.11%	9.56%	-15.73%	0.59%	0.67%	7.69%	7.69%	13.09%
HARL Harleysville Savings Fin. Corp. of PA	2.0%	34.0%	1.6%	60.0%	57.9%	35.4%	0.0%	6.1%	0.0%	6.1%	1.89%	-3.29%	4.17%	15.75%	-15.19%	6.03%	6.03%	6.11%	6.11%	11.67%
NFSB Newport Bancorp, Inc. of RI	4.2%	12.4%	2.2%	76.6%	57.1%	30.8%	0.0%	11.2%	0.0%	11.2%	6.14%	3.35%	5.55%	14.33%	-2.73%	-5.38%	-5.38%	8.65%	8.65%	14.00%
ROME Rome Bancorp, Inc. of Rome NY	2.3%	4.4%	2.9%	86.6%	65.7%	14.5%	0.0%	18.3%	0.0%	18.3%	-2.36%	22.46%	-4.30%	5.20%	-27.83%	0.03%	0.03%	15.58%	15.58%	22.51%
THRD TF Financial Corp. of Newtown PA	1.8%	18.6%	2.4%	74.4%	77.4%	11.2%	0.0%	10.0%	0.6%	9.4%	-2.97%	-6.88%	-2.79%	12.83%	-52.28%	3.97%	4.25%	8.80%	8.80%	16.00%
WVFC WVS Financial Corp. of PA	4.4%	78.9%	0.0%	15.3%	36.9%	54.3%	0.0%	7.8%	0.0%	7.8%	-11.96%	-14.92%	4.10%	-1.85%	-19.01%	-3.05%	-3.05%	8.04%	8.04%	13.10%
WFD Westfield Financial Inc. of MA	2.4%	52.4%	3.2%	39.4%	54.4%	24.2%	0.0%	20.8%	0.0%	20.8%	7.43%	14.44%	-0.63%	10.19%	29.23%	-4.86%	-4.86%	20.55%	20.55%	35.14%

(1) Financial information is for the quarter ending September 30, 2009.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Group's average equity/assets ratio of 11.8%. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 8.0% and 11.5%, respectively. The more modest differential in the tangible equity ratios reflects the higher proportion of goodwill and other intangible assets for the Peer Group on average in comparison to Colonial which did not have intangible assets on its balance sheet. On a pro forma basis, Colonial's reported and tangible equity ratios may approximate to modestly exceed the Peer Group's average ratios based on current market conditions and the estimated offering range. Both the Company and the Peer Group currently maintain surpluses with respect to their respective regulatory capital requirements.

The increase in Colonial's pro forma equity position will be favorable from an interest rate risk perspective and in terms of posturing for future earnings growth as the net proceeds are reinvested and leveraged pursuant to the Company's intended moderate growth strategy. The Company's business plan, which is focused on increasing earnings through ongoing business line/balance sheet restructuring and growth through possible de novo branching and acquisition is a positive factor with respect to the use the intended use of proceeds. At the same time, many of the Peer Group companies have adopted similar strategies and the implementation of strategies by Colonial to increase earnings and ROE is subject to both execution risk and the overall market environment.

The interest-earning asset ("IEA") composition for the Company and the Peer Group reflects differences in terms of the proportion of loans, as Colonial's ratio of loans/assets of 56.6% falls short of the Peer Group average ratio of 61.6%. Conversely, Colonial's level of cash and investments equal to 39.6% of assets was higher than the comparable Peer Group average of 33.7%. The lower ratio of loans reflects that, notwithstanding relatively strong loan growth and the Company's preference for investing in whole loans, Colonial has maintained a relatively large investment securities portfolio with the primary objective to leverage capital and enhance earnings per share since completion of the minority stock issuance in fiscal 2005. Overall, Colonial's interest-earning assets amounted to 96.2% of assets, which modestly exceeded the Peer Group's average ratio of 95.3%. Both the Company's and the Peer Group's IEA ratios exclude BOLI as an interest-earning asset. On a pro forma basis immediately following the Second Step Conversion, a portion of the proceeds will initially be invested into Federal funds or shorter term investment securities increasing the relative proportion of cash and investments for the Company in comparison to the Peer Group over the short term.

Colonial's funding liabilities currently reflect more of a deposit funding strategy, whereas the Peer Group is using borrowed funds to a greater extent, both to supplement liquidity in lieu of utilizing deposit funds and for wholesale leveraging and interest rate risk management purposes. In this regard, the Company's deposits equaled 88.0% of assets, which exceeded the comparable Peer Group average of 58.4%. Conversely, borrowings accounted for a greater portion of the Peer Group's interest-bearing liabilities ("IBL") composition relative to the Company – and as of the most recent period, borrowings-to-assets ratios equaled 28.8% for the Peer Group versus 3.8% for the Company, inclusive of subordinated debt (the Company did not have any subordinated debt while the subordinated debt equaled only 0.1% of assets for the Peer Group on average). Total IBL maintained as a percent of assets equaled 91.8% and 87.2% for Colonial and the Peer Group, respectively, reflecting the Company's lower equity position. The ratio of IBL will be reduced on a post-offering basis as the Company funds a greater portion of its operations with equity.

A key measure of balance sheet strength for a financial institution is IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix. Presently, the Company's IEA/IBL ratio of 104.8% is below the Peer Group's average ratio of 109.3%. The additional capital realized from stock proceeds will considerably increase the IEA/IBL ratio, as the net proceeds realized from Colonial's stock offering are expected to be reinvested into interest-earning assets and the increase in the Company's equity position will result in a lower level of interest-bearing liabilities funding assets.

Colonial posted higher 12 month asset growth than the Peer Group, at 7.16% and 1.30%, respectively. The Company's comparatively faster growth is attributable to efforts to expand lending and leverage its equity, particularly following the completion of the minority stock issuance in 2005. The Company's stronger loan growth (6.09% increase versus shrinkage of less than 1% for the Peer Group on average) reflects the recent efforts to expand the loan portfolio. The portfolio of cash, investments and MBS increased more than the loan portfolio for the Company (8.31%) while cash and investments increased at an 8.22% rate on average for the Peer Group. As noted above, the Company has been expanding both the loan and investments portfolio when opportunities exist to realize profitable growth.

The Company's deposit growth rate approximated the Peer Group average as Colonial's deposits increased by 9.43% as compared to an average deposit growth rate of 9.37% for the Peer Group. A portion of the deposit growth achieved by Colonial was utilized to repay borrowings, which diminished at a 31.79% rate versus borrowings shrinkage of 10.08% for the Peer Group on average. As discussed in Section One, the Company's strong deposit growth was supported by its deposit pricing strategies and owing to growth of municipal deposit account relationships. Moreover, while borrowings have diminished, they remain at low absolute levels overall diminishing the impact of the reduction in aggregated dollar terms to the overall balance sheet.

The Company's equity increased 12.03%, versus 2.58% for the Peer Group. The Peer Group's more limited equity growth, notwithstanding a higher ROA, reflects their more significant dividend and capital management strategies including share repurchases. On a post-offering basis, the Company's capital growth rate is expected to decline due to the increased equity level and, the marginal short-term net proceeds reinvestment benefit particularly after the impact of the expense of the stock benefit plans is incorporated into pro forma earnings. At the same time, such forces may be mitigated by potential profitable growth for Colonial as loan and deposit growth is moderated and related expenses are curtailed.

Income and Expense Components

Table 3.3 shows comparative income statement measures for Colonial and the Peer Group, reflecting earnings for the fiscal year ended December 31, 2009 for Colonial and for the twelve months ended December 31, 2009 or September 30, 2009 for the Peer Group. Colonial reported a net income to average assets ratio of 0.26% versus the Peer Group's ratio of 0.47% based on the average and 0.54% based on the median. The Company's lower operating returns reflect a relatively favorable level of operating expense, the benefits of which are more than offset by comparatively lower levels of net interest income and non-interest fee income.

The Company's interest income to average assets approximated the Peer Group average while the ratio of interest expense was higher in comparison to the Peer Group, resulting in a weaker net interest income ratio. The Company's comparable interest income ratio, notwithstanding a higher yield on interest-earning assets (5.36% versus which exceeds the Peer Group average and median of 5.08% and 5.26%, respectively), may be partially reflective of the Company's lower ratio of loans-to-assets. The Company's interest expense ratio to average assets, 2.47% versus 2.16% of average assets for the Peer Group, reflects the Company's higher IBL ratio and the impact of Colonial's growth strategy which has required the

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Colonial Bankshares, Inc. and the Comparable Group
For the 12 Months Ended December 31, 2009

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Colonial Bankshares, Inc.																			
December 31, 2009	0.26%	5.00%	2.47%	2.52%	0.11%	2.42%	0.00%	0.00%	0.24%	0.24%	2.05%	0.00%	-0.28%	0.00%	5.36%	2.84%	2.52%	$6,050	21.40%
All Public Companies																			
Averages	-0.08%	4.99%	2.09%	2.90%	0.83%	2.07%	0.02%	-0.06%	0.79%	0.76%	2.70%	0.11%	-0.07%	0.03%	5.30%	2.41%	2.89%	$6,084	31.69%
Medians	0.28%	5.00%	2.04%	2.91%	0.44%	2.37%	0.00%	0.00%	0.58%	0.57%	2.69%	0.00%	0.00%	0.00%	5.29%	2.42%	2.92%	$4,789	32.16%
State of NJ																			
Averages	-0.18%	4.85%	2.18%	2.67%	0.38%	2.29%	0.00%	0.00%	0.33%	0.33%	1.97%	0.24%	-0.35%	0.00%	5.17%	2.59%	2.58%	$12,203	33.08%
Medians	0.25%	4.80%	1.99%	2.71%	0.24%	2.25%	0.00%	0.00%	0.26%	0.26%	2.03%	0.00%	-0.06%	0.00%	5.19%	2.44%	2.46%	$7,519	33.96%
Comparable Group																			
Averages	0.47%	4.84%	2.16%	2.68%	0.29%	2.39%	0.02%	-0.01%	0.52%	0.53%	2.19%	0.01%	-0.11%	0.00%	5.08%	2.47%	2.61%	$6,771	31.37%
Medians	0.54%	5.04%	2.16%	2.79%	0.19%	2.55%	0.00%	0.00%	0.50%	0.52%	2.24%	0.00%	-0.08%	0.00%	5.26%	2.41%	2.52%	$5,809	28.99%
Comparable Group																			
BFED Beacon Federal Bancorp of NY (1)	0.60%	5.37%	2.74%	2.63%	0.85%	1.78%	0.00%	0.00%	0.49%	0.49%	1.60%	0.00%	-0.17%	0.00%	5.55%	3.05%	2.49%	NM	NM
ESSA ESSA Bancorp, Inc. of PA	0.53%	5.00%	2.19%	2.81%	0.16%	2.65%	0.05%	-0.12%	0.72%	0.65%	2.53%	0.00%	0.02%	0.00%	5.20%	2.71%	2.49%	$5,809	28.99%
ESBK Elmira Savings Bank, FSB of NY (1)	0.91%	5.21%	2.02%	3.19%	0.22%	2.96%	0.00%	0.00%	1.07%	1.07%	2.89%	0.05%	-0.09%	0.00%	5.56%	2.29%	3.27%	NM	41.57%
FSBI Fidelity Bancorp, Inc. of PA	-0.43%	4.63%	2.46%	2.17%	0.77%	1.40%	0.09%	0.00%	0.51%	0.59%	1.98%	0.00%	-0.79%	0.00%	4.81%	2.66%	2.15%	$5,041	42.14%
HARL Harleysville Savings Fin. Corp. of PA	0.55%	4.94%	2.93%	2.02%	0.05%	1.96%	0.00%	-0.02%	0.32%	0.30%	1.41%	0.00%	-0.10%	0.00%	5.13%	3.14%	1.99%	$8,935	21.02%
NFSB Newport Bancorp, Inc. of RI	0.16%	5.15%	2.14%	3.01%	0.13%	2.88%	0.00%	0.00%	0.54%	0.54%	2.97%	0.00%	-0.06%	0.00%	5.50%	2.44%	3.06%	NM	47.59%
ROME Rome Bancorp, Inc. of Rome NY	0.92%	5.17%	1.27%	3.90%	0.09%	3.81%	0.00%	0.00%	0.73%	0.73%	3.15%	0.00%	0.03%	0.00%	5.52%	1.58%	3.94%	NM	31.52%
THRD TF Financial Corp. of Newtown PA	0.63%	5.07%	1.94%	3.13%	0.41%	2.73%	0.01%	0.05%	0.31%	0.37%	2.37%	0.00%	0.15%	0.00%	5.32%	2.18%	3.14%	$4,032	23.61%
WVFC WVS Financial Corp. of PA	0.34%	3.34%	2.17%	1.17%	-0.08%	1.25%	0.00%	0.00%	0.17%	0.17%	0.86%	0.00%	-0.04%	0.00%	3.38%	2.37%	1.00%	$10,040	28.25%
WFD Westfield Financial Inc. of MA	0.47%	4.49%	1.71%	2.78%	0.33%	2.44%	0.00%	-0.01%	0.39%	0.38%	2.12%	0.00%	-0.10%	0.00%	4.82%	2.27%	2.55%	NM	17.65%

(1) Financial information is for the quarter ending September 30, 2009.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information

Company to pay a premium rate in order to attract new funds to achieve the targeted growth objectives. Additionally, while the Company has a high proportion of funds in savings and transaction accounts which are typically lower costing, a portion of Colonial's transaction accounts consist of municipal deposits which are subject to a competitive bidding process. Overall, the Company's net interest income ratio of 2.52% compared unfavorably to the Peer Group average of 2.68%.

Non-interest operating income is a lower contributor to Colonial's earnings relative to the Peer Group, at 0.24% and 0.53%. In this regard, Colonial has sought to be highly competitive in its fee structure over the last five fiscal years as it sought expand both the loan and deposit portfolios.

Colonial operates with a lower operating expense ratio than the Peer Group, reflecting its emphasis on mortgage lending (which typically entails a lower cost structure than non-mortgage lending), and more limited emphasis on non-traditional fee generating activities. Additionally, the Company's operating costs have been effectively limited by the high proportion of investment securities in the portfolio of interest-earning assets, which entail little cost to acquire and service. Overall, the operating expense ratios for Colonial and the Peer Group were 2.05% and 2.19%, respectively. On a post-offering basis, the Company's operating expenses can be expected to increase with the incremental cost of the stock-based benefit plans as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase as a percent of average assets.

Colonial's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 74.0% is less favorable than the Peer Group's ratio of 68.2%, as the Company's revenue ratios disadvantages were not fully offset by its lower operating expense ratio. On a post-offering basis, the Company's efficiency ratio may improve as the Company seeks to realize the benefit of recent infrastructure investments.

Loan loss provisions for the Company were modestly below the Peer Group average, equal to 0.11% and 0.29% of average assets, respectively. The ratio of loan loss provisions to average assets for Colonial more closely approximated the Peer Group's median ratio as the Peer Group average was skewed upward by several companies reporting more significant asset quality issues and related provisioning.

Net non-operating expenses totaled 0.28% for Colonial and primarily consisted of OTTI charges and a prepayment penalty on FHLB advances net of a modest level of gains on the sale of investments and loans. The Peer Group reported net non-operating expense equal to 0.11% of average assets, which was largely comprised of net losses on the sale of loans and investments.

The Company's effective tax rate for the last 12 months of 21.40% is modestly below the Peer Group average of 31.37%. The Company expects that its effective tax rate will continue to approximate the recent historical level over the near term and thus remain at a comparative advantage relative to the Peer Group

Loan Composition

Table 3.4 presents the most recent data related to the Company's and the Peer Group's loan portfolio compositions, as well as data pertaining to investment in mortgage-backed securities, loans serviced for others, and risk-weighted assets. The Company's loan portfolio composition reflected a similar concentration of 1-4 family permanent mortgage loans and mortgage-backed securities as maintained by the Peer Group (54.3% of assets versus 56.1% for the Peer Group). The Company's ratio of residential loans was supported by a higher concentration of mortgage-backed securities, as the Company's ratio of 1-4 family permanent mortgage loans was below the Peer Group average (33.3% for Colonial versus an average of 38.1% of assets for the Peer Group). Whereas the Company maintains a philosophy of selling 1-4 family fixed rates loans on a servicing-released basis, some of the Peer Group members are actively involved in selling loans on a servicing-retained basis. The Company did not have any loans serviced for others as of December 31, 2009, while loans serviced for others averaged $41.9 million for the Peer Group. Likewise, the Company did not have any servicing-related intangibles, while servicing intangibles averaged $296,000 for the Peer Group.

The data reflects that the Company's lending activities show slightly greater diversification in multi-family and commercial mortgage lending. Specifically, multi-family and commercial mortgage loans represented 17.8% of assets for the Company versus an average of 13.1% for the Peer Group. Other areas of high risk-weight lending were relatively similar for the Company and the Peer Group. Specifically, Colonial and the Peer Group maintained similar percentages of construction loans (2.5% of assets for the Company versus 2.4% for the Peer

Table 3.4
Loan Portfolio Composition and Related Information
Colonial Bankshares, Inc. and the Comparable Group
As of December 31, 2009

Institution		Portfolio Composition as a Percent of Assets						RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
		MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)			
	Colonial Bankshares, Inc.	21.03%	33.29%	2.48%	17.80%	3.14%	0.39%	59.56%	$0	$0
All Public Companies										
	Averages	12.62%	35.15%	5.41%	22.14%	4.64%	2.40%	66.10%	$605,349	$5,591
	Medians	10.44%	35.37%	4.11%	20.03%	3.48%	0.66%	66.52%	$43,890	$125
State of NJ										
	Averages	15.75%	44.32%	3.74%	16.80%	2.49%	0.47%	57.93%	$150,398	$1,069
	Medians	10.44%	43.25%	2.70%	16.21%	1.03%	0.10%	58.55%	$4,505	$0
Comparable Group										
	Averages	17.95%	38.14%	2.39%	13.11%	4.81%	3.32%	61.39%	$41,897	$296
	Medians	14.54%	42.07%	1.86%	13.45%	3.09%	0.33%	60.06%	$14,760	$63
Comparable Group										
BFED	Beacon Federal Bancorp of NY (1)	15.17%	37.21%	2.69%	12.44%	9.33%	15.88%	75.28%	$116,970	$800
ESSA	ESSA Bancorp, Inc. of PA	16.53%	63.14%	0.83%	5.15%	1.88%	0.18%	47.86%	$43,890	$323
ESBK	Elmira Savings Bank, FSB of NY (1)	13.91%	32.89%	0.37%	12.12%	7.59%	7.84%	58.72%	$128,130	$1,018
FSBI	Fidelity Bancorp, Inc. of PA	11.73%	32.16%	2.32%	14.47%	4.30%	0.52%	54.21%	$0	$0
HARL	Harleysville Savings Fin. Corp. of PA	18.37%	51.79%	1.39%	5.67%	1.17%	0.18%	54.14%	$2,220	$0
NFSB	Newport Bancorp, Inc. of RI	10.26%	46.93%	3.45%	25.88%	0.42%	0.05%	65.64%	$6,000	$0
ROME	Rome Bancorp, Inc. of Rome NY	0.00%	52.91%	1.33%	15.93%	9.45%	7.59%	74.08%	$18,100	$125
THRD	TF Financial Corp. of Newtown PA	11.48%	49.62%	5.83%	18.26%	0.94%	0.36%	58.89%	$92,240	$696
WVFC	WVS Financial Corp. of PA	38.88%	6.01%	4.95%	3.29%	1.00%	0.28%	61.24%	$0	$0
WFD	Westfield Financial Inc. of MA	43.22%	8.72%	0.74%	17.90%	11.99%	0.30%	63.82%	$11,420	$0

(1) Financial information is for the quarter ending September 30, 2009.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Group) and business loans (3.1% of assets for the Company versus an average of 4.8% for the Peer Group). Consumer loans, excluding home equity loans which are included in the 1-4 family residential mortgage totals, amounted to less than 1% of assets for the Company versus an average of 3.3% for the Peer Group. Reflecting the overall similarity of diversification into high risk-weight lending, the Company's risk-weighted assets-to-assets ratio equaled 59.6% versus 61.4% for the Peer Group.

Credit Risk

The ratio of NPAs/assets equaled 0.93% for the Company versus an average of 0.79% and median of 0.59% for the Peer Group as shown in Table 3.5. Importantly, Colonial's NPA/assets ratio was above the level reported by all but two of the Peer Group companies on an individual basis (the highest ratio for the Peer Group was 2.51% of assets reported by Fidelity Bancorp). However, to place the Company's ratio of NPAs into perspective, it should be noted that the average and median ratios for all publicly traded institutions equaled 3.16% and 2.33% of assets, respectively.

Reserve coverage was lower for the Company as well, as Colonial maintained a lower level of loss reserves as a percent of loans, non-performing loans and non-performing assets. Specifically, the ratio of reserves/loans equaled 0.80% for Colonial versus an average of 1.10% for the Peer Group while reserves/non-performing assets equaled 49.38% versus 82.23% for the Peer Group. At the same time, chargeoffs over the most recent 12 month period were below the Peer Group average, based on a ratio of 0.04% of loans for the Company and 0.26% of loans for the Peer Group on average. In evaluating the Company's credit risk exposure in relation to the Peer Group, RP Financial also considered the recent strong growth of the high risk-weight loan portfolio and the limited seasoning of this portfolio in comparison to the Peer Group.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Colonial interest rate risk characteristics were considered to be slightly less favorable than the Peer Group's, as implied by the Company's lower tangible equity-to-assets and IEA/IBL ratios. The Company's non-interest earning assets were modestly below the Peer Group average. On a pro forma

Table 3.5
Credit Risk Measures and Related Information
Colonial Bankshares, Inc. and the Comparable Group
As of December 31, 2009 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Colonial Bankshares, Inc.	0.00%	0.93%	1.63%	0.80%	49.38%	49.38%	$114	0.04%
All Public Companies								
Averages	0.43%	3.16%	3.37%	1.50%	67.54%	50.08%	$1,404	0.62%
Medians	0.17%	2.33%	2.78%	1.28%	53.91%	41.00%	$388	0.17%
State of NJ								
Averages	0.19%	0.98%	1.64%	0.93%	70.06%	74.67%	$1,786	0.28%
Medians	0.02%	0.89%	1.72%	0.77%	51.99%	52.94%	$359	0.16%
Comparable Group								
Averages	0.05%	0.79%	1.27%	1.10%	155.53%	82.23%	$379	0.26%
Medians	0.00%	0.59%	0.99%	1.00%	111.33%	93.61%	$67	0.07%
Comparable Group								
BFED Beacon Federal Bancorp of NY (1)	0.00%	1.23%	1.48%	1.88%	124.51%	116.05%	$1,600	0.77%
ESSA ESSA Bancorp, Inc. of PA	0.17%	0.99%	1.05%	0.84%	75.20%	56.39%	$111	0.06%
ESBK Elmira Svgs Bank, FSB of NY (1)	0.00%	0.68%	0.93%	1.02%	109.63%	93.61%	$84	0.11%
FSBI Fidelity Bancorp, Inc. of PA	0.04%	2.51%	4.01%	1.46%	36.44%	32.29%	$39	0.04%
HARL Harleysville Svgs Fin Cp of PA	0.00%	0.32%	0.07%	0.43%	625.07%	79.11%	$50	0.04%
NFSB Newport Bancorp, Inc. of RI	0.00%	0.00%	0.00%	0.98%	NM	NM	$1	0.00%
ROME Rome Bancorp, Inc. of Rome NY	0.00%	0.58%	0.67%	0.74%	111.33%	111.33%	$49	0.07%
THRD TF Fin. Corp. of Newtown PA	0.18%	0.58%	0.58%	0.97%	138.54%	104.76%	$102	0.08%
WVFC WVS Financial Corp. of PA	0.00%	0.42%	2.72%	1.07%	39.30%	39.30%	$0	0.00%
WFD Westfield Fin. Inc. of MA	0.14%	0.60%	1.15%	1.60%	139.76%	107.19%	$1,752	1.47%

(1) Financial information is for the quarter ending September 30, 2009.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Colonial Bankshares, Inc. and the Comparable Group
As of December 31, 2010 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 12/31/2009	9/30/2009	6/30/2009	3/31/2009	12/31/2008	9/30/2008
				(change in net interest income is annualized in basis points)					
Colonial Bankshares, Inc.	8.0%	104.8%	4.1%	26	8	-3	-3	10	18
All Public Companies	10.5%	106.8%	6.1%	6	8	1	-4	-3	10
State of NJ	11.1%	108.6%	5.7%	6	17	-1	-6	-1	15
Comparable Group									
Averages	11.5%	109.3%	4.8%	4	2	-14	-4	4	8
Medians	9.4%	106.9%	5.0%	5	2	-8	-2	1	6
Comparable Group									
BFED Beacon Federal Bancorp of NY (1)	9.4%	106.9%	3.6%	NA	5	5	9	-21	22
ESSA ESSA Bancorp, Inc. of PA	17.6%	117.9%	4.0%	0	-2	6	1	-6	3
ESBK Elmira Svgs Bank, FSB of NY (1)	8.1%	106.2%	6.1%	NA	20	-62	34	7	22
FSBI Fidelity Bancorp, Inc. of PA	6.0%	102.9%	4.6%	-10	-1	-41	-4	26	-7
HARL Harleysville Svgs Fin Cp of PA	6.1%	102.9%	4.0%	13	9	-25	10	-2	23
NFSB Newport Bancorp, Inc. of RI	11.2%	106.0%	6.8%	14	9	5	-11	4	-12
ROME Rome Bancorp, Inc. of Rome NY	18.3%	116.4%	6.7%	9	-1	-2	-9	3	4
THRD TF Fin. Corp. of Newtown PA	9.4%	106.8%	5.3%	5	12	6	10	-7	12
WVFC WVS Financial Corp. of PA	7.8%	108.2%	1.3%	-3	-26	-16	-77	42	6
WFD Westfield Fin. Inc. of MA	20.8%	119.9%	5.8%	4	-1	-14	-6	-9	5

(1) Financial information is for the quarter ending September 30, 2009.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

basis, the infusion of stock proceeds should serve to improve these ratios relative to the Peer Group.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Colonial and the Peer Group. In general, the relative fluctuations in the Company's and the Peer Group's net interest income to average assets ratios were considered to be slightly greater than the Peer Group average but well within the range of the Peer Group companies individually and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Colonial's and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. One factor that may potentially increase the Company's interest rate risk exposure relative to the Peer Group is Colonial's niche in serving as a depository for municipalities. While such funds have entailed relatively low costs in the low interest rate environment prevailing in recent periods, the cost may increase if short term rates increase given the competitive bidding requirements for such funds. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level interest rate sensitive liabilities funding Colonial's assets.

<u>Summary</u>

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Colonial. Such general characteristics as asset size, equity position, IEA composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This section presents the valuation analysis and methodology used to determine Colonial's estimated pro forma market value of the common stock to be issued in conjunction with the Second Step Conversion transaction. The valuation incorporates the appraisal methodology promulgated by the Federal and state banking agencies for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994 specify the market value methodology for estimating the pro forma market value of an institution. The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, particularly second-step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Colonial's operations and financial condition; (2) monitor Colonial's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Colonial's stock specifically; and (4) monitor pending conversion offerings, particularly second-step conversions, (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Colonial's value, or Colonial's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. Loans and investments funded by retail deposits were the primary components of the Company's and Peer Group's balance sheets. The Company's interest-earning asset composition exhibited a lower concentration of loans with a greater concentration of multi-family and commercial mortgage loans while the Peer Group's loan portfolio included a modestly higher proportion of residential mortgage loans inclusive of their investment in MBS. Overall, in comparison to the Peer Group, the Company's interest-earning asset composition provided for a higher yield earned on interest-earning assets and a slightly lower risk weighted assets-to-total assets ratio. The Company maintains a strong core deposit mix, which has increasingly reflected the impetus to build the base of public deposits including primarily transaction accounts. The Company maintained a lower IEA/IBL ratio of 104.8%, versus 109.3% for the Peer Group on average. The anticipated use of proceeds should improve the Company's IEA/IBL ratio, minimizing the disparity with the Peer Group.
- Credit Quality. The Company's ratios for non-performing assets and non-performing loans were less favorable than the comparable Peer Group ratios. Loss reserves as a percent of total loans, non-performing loans and NPAs were lower for the Company, factors which were partially mitigated by Colonial's lower rate of loan chargeoffs as a percent of loans. RP Financial also considered the recent strong growth of the high risk-weight loan portfolio and the limited seasoning of this portfolio in comparison to the Peer Group in evaluating the relative level of credit risk exposure.
- Balance Sheet Liquidity. For the most recent period, the Company maintained a higher level of cash and investment securities relative to the Peer Group. Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as a portion of the proceeds will be initially retained in cash equivalent instruments as well as investment securities with laddered maturities pending the longer term deployment into loans. The Company's future borrowing capacity was considered to be greater than the Peer Group's capacity based on its current lower utilization of borrowings in comparison to the Peer Group.
- Funding Liabilities. The Company's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios, which translated

into a higher cost of funds for the Company. One distinct difference between the Company and the Peer Group is Colonial's niche in municipal deposits, which totaled approximately $92.6 million or 18.5% of deposits as of December 31, 2009. Total interest-bearing liabilities as a percent of assets was higher for the Company in comparison to the Peer Group. Following the stock offering, the increase in the Company's equity position should serve to reduce the level of interest-bearing liabilities funding assets to a ratio more closely approximating the Peer Group's ratio.

- Equity. The Company currently operates with a lower equity-to-assets ratio than the Peer Group. However, following the stock offering, Colonial's pro forma capital position will likely approximate or modestly exceed the Peer Group's equity-to-assets ratio, depending upon the level of interest in the offering within the estimated valuation range. The Company's increased pro forma equity will enhance the leverage capacity to levels approximating the Peer Group's ability while the anticipated reduction in the IBL ratio will enhance Colonial's comparability to the Peer Group.

On balance, we considered that the various strengths and weaknesses in relation to the Peer Group were offsetting and thus, applied no adjustment for this factor.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported lower earnings than the Peer Group based on an average return on average assets ("ROAA") basis (0.26% of average assets versus 0.47% for the Peer Group). A stronger net interest margin, higher non-interest income and lower net non-operating expenses were the primary factors in the earnings Peer Group's earnings advantage, which was partially offset by the Company's lower level of operating expense and lower loan loss provisions. Reinvestment of the net conversion proceeds into interest-earning assets will increase the Company's profitability, after taking into account the additional expenses related to the new stock benefit plans that will be implemented in connection with or after the Second-Step Conversion offering.
- Core Earnings. As referenced above, the Company's earnings were impacted by non-operating losses to a greater extent than the Peer Group's earnings. The Company's less favorable efficiency ratio (74.0% for Colonial versus 68.4% for the Peer Group) is indicative of the lower core earnings rate based on historical earnings. Additionally, loan loss provisions had a less significant impact on the Company's earnings notwithstanding the recent increase in NPAs to levels exceeding the Peer Group average.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated the degree of volatility associated with the Company's and the Peer Group's net interest margins fell within the range exhibited by the Peer Group. Other measures of interest rate risk such as the capital and the IEA/IBL ratio were less favorable for the Company, thereby indicating that the Company maintained a higher dependence on the yield-cost spread to sustain net interest income. One factor that may potentially increase the Company's interest rate risk exposure relative to the Peer Group is Colonial's niche in serving as a depository for municipalities. While such funds have entailed relatively low costs in the low interest rate environment prevailing in recent periods, the cost may increase if short term rates increase given the competitive bidding requirements for such funds. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus, diminish the Peer Group's relative advantage in this regard.

- Credit Risk. Loan loss provisions were a less significant factor in the Company's earnings in comparison to the Peer Group. In terms of the future exposure to credit-related losses, the Company's credit risk exposure was comparatively greater than the Peer Group's based on its higher ratio of NPAs and lower reserve coverage, both in relation to total loans, non-performing loans and non-performing assets. In evaluating the Company's credit risk exposure in relation to the Peer Group, RP Financial also considered the recent strong growth of the high risk-weight loan portfolio and the limited seasoning of this portfolio in comparison to the Peer Group.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Company's earnings growth potential with respect to increasing earnings through leverage. Secondly, the Company's balance sheet restructuring has facilitated expansion of the net interest margin over the last several years during a time period which many financial institutions have been challenged to expand their net interest margins. Other factors considered in the Company's earnings growth potential include the fact that many infrastructure improvement costs have already been incurred and which management believes will facilitate future profitable growth. With regard to this latter consideration, the Company's management is targeting earnings growth as the future focus of Colonial's strategy has been revised to emphasize more moderate growth levels which are anticipated to enable the Company to limited expenses.

- Return on Equity. The Company's pro forma return on equity based on core earnings (excluding net non-operating expenses but including trailing twelve month loan loss provisions) are lower than the Peer Group average and median. The ROE may be subject to increase over the near term given the momentum for core earnings growth as noted above.

Overall, we concluded that a slight upward adjustment for profitability, growth and viability of earnings was appropriate, primarily in view of the potential for earnings growth as a result of the completion of the Second Step Conversion and as the Company realizes the benefits of the growth-related infrastructure improvements put into place over the last several years.

3. Asset Growth

The Company's asset growth rate was above the Peer Group's growth rate during the period covered in our comparative analysis, based on growth rates of 7.2% and 1.3%, respectively. Asset growth for the Company and the Peer Group consisted of a combination of loans and cash and investments, with the Company's growth rates for both loans exceeding the comparable Peer Group growth rates while the growth rate for investments approximated the Peer Group average. Importantly, while the Company has achieved strong asset growth rates in the past, management expects future growth and diversification will be moderated relative to the recent historical trend given the current economic and regulatory environment. On a pro forma basis, the Company's tangible equity-to-assets ratio will approximate to modestly exceed the Peer Group's tangible equity-to-assets ratio, indicating equal to greater leverage capacity for the Company. On balance, a slight upward adjustment was applied for asset growth.

4. Primary Market Area

The general condition of a financial institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market area. Operating in the southern New Jersey, the Company faces significant competition for loans and deposits from larger financial institutions, which provide a broader array of services and have significantly larger branch networks.

Demographic characteristics and trends for the Company's primary markets reflect that its market is comparatively modest in terms of the total population, but that population growth trends are modestly more favorable, particularly for Gloucester County where Colonial's presence is limited. At the same time, per capita income levels in Cumberland County are 26% below the Peer Group average and are only 60.4% of the state average, which represents a significant disparity from the comparatively wealthy suburban areas in the New York and Philadelphia metropolitan areas of New Jersey. The local economy in Cumberland County typically has a relatively high unemployment rate, which equaled 14.2% as of December 31, 2009 and which is well above the Peer Group average and median rates of 8.4% and 7.6%, respectively.

The deposit market share exhibited by the Company in Cumberland County fell within the range exhibited by the Peer Group institutions on an individual basis while the market share in Gloucester County was comparatively limited.

On balance, we concluded that no adjustment was appropriate for the Company's market area.

5. Dividends

Colonial has not paid a dividend since it issued stock publicly. Moreover, at this time the Company has not established a dividend policy pursuant to the Second Step Conversion offering. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Nine out a total of ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.60% to 5.56%. The average dividend yield on the stocks of the Peer Group institutions was 3.17% as of February 19, 2010, representing an average payout ratio of 35.89% of core earnings. As of February 19, 2010, approximately 63% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.17%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's dividend capacity will be enhanced by the Second Step Conversion and resulting increase in capital. Additionally, near term earnings growth coupled with management's expectation that future asset growth will be less than historical asset growth will enhance its relative capacity to pay dividends to levels comparable to the Peer Group's capacity. On balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ Global Select Market and one trades on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $15.2 million to $248.8 million as of February 19, 2010, with average and median market values of $74.8 million and $50.2 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.9 million to 29.8 million, with average and median shares outstanding of 7.5 million and 3.7 million, respectively. The Company's Second-Step stock offering is expected to provide for a pro forma market value and shares outstanding that will be in the middle of the range of market values and shares outstanding indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Company's stock will continue to be quoted on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Colonial's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in New Jersey; and (D) the market for the public stock of Colonial. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. The broader stock market started the third quarter of 2009 trending lower, with the Dow Jones Industrial Average ("DJIA") falling to its lowest level in more than two months amid anxiety about second quarter earnings and a June employment report which showed more job losses than expected. Stocks rallied in mid-July on strong second quarter earnings reports, which included better-than-expected earnings posted by some bank bellwethers. The DJIA moved past 9000 going into late-July on more favorable earnings reports and a positive report for new home sales in June. Fueled by a growing belief that the recession was over and favorable unemployment data for July, the DJIA moved to a new high for 2009 in the first week of August. The broader stock market fluctuated in a narrow range through mid-August, reflecting uncertainty over the sustainability of the economic recovery. Better-than-expected economic data for housing and consumer confidence sustained a positive trend in the stock market in late-August, with the DJIA moving to new highs for the year. The broader stock market faltered at the start of September 2009, as investors worried the summer rally would give way to a correction. Encouraging economic data led a rebound in the stock market moving into mid-September, which was followed by a pullback on disappointing housing data for August. Stocks spiked higher in late-September on news of some large merger deals. Despite closing lower at the end of September, the DJIA had its best third quarter since 1939 with a 15% gain for the quarter.

Stocks started October with a sell-off, as investors reacted negatively to economic data showing a slow down in manufacturing activity from August to September and more job losses than expected for September. Energy and material stocks led a stock market rally heading into mid-October, as stock markets rallied around the world. Good earnings reports from J.P. Morgan Chase and Intel pushed the DJIA above a 10000 close in mid-October. Mixed economic data and concerns of the sustainability of the recovery following the removal of the federal stimulus programs provided for volatile trading at the close of October. Stocks moved higher in early-November, with the DJIA topping 10000 again on renewed optimism about the economy aided by a report that manufacturing activity rose around the world in October. Expectations that interest rates and inflation would remain low, following a weaker than expected employment report for October, sustained the rally heading into mid-November. The DJIA hit new highs for the year in mid-November, as investors focused on upbeat earnings from major retailers, signs of economic growth in Asia and the Federal Reserve's commitment to low interest rates. Stocks traded unevenly through the second half of November, reflecting investor uncertainty over the strength of the economic recovery and Dubai debt worries. Easing fears about the Dubai debt crisis, along with a favorable employment report for November, served to bolster stocks at the end of November and into early-December. Mixed economic data, including a better-than-expected increase in November retail sales and November wholesale inflation rising more than expected, sustained a narrow trading range for the broader stock market heading into mid-December. Worries about the state of European economies and the dollar's surge upended stocks in mid-December. Helped by some positive economic data and acquisition deals in mining and health care, the DJIA posted gains for six consecutive sessions in late-December. Overall, the DJIA closed up 18.8% for 2009, which was 26.4% below its all time high.

Stocks started 2010 in positive territory on mounting evidence of a global manufacturing rebound, while mixed earnings reports provided for an up and down market in mid-January. The DJIA moved into negative territory for the year heading in into late-January, with financial stocks leading the market lower as the White House proposed new limits on the size and activities of big banks. Technology stocks led the broader market lower at the close of January, as disappointing economic reports dampened growth prospects for 2010. Concerns about the global economy and European default worries pressured stocks lower in early-February, as the DJIA closed below 10000 for the first time in three months. Upbeat corporate earnings and some favorable economic news out of Europe and China held stocks to rebound in mid-February. The positive trend in the broader stock market continued into the second half of February, as investors seized on mild inflation data and more signs that the U.S. economy was recovering. On February 19, 2010, the DJIA closed at 10402.35, an increase of 41.2% from one year ago and a decrease of 0.2% year-to-date, and the NASDAQ closed at 2243.87, an increase of 55.7% from one year ago and a decrease of 1.1% year-to-date. The Standard & Poor's 500 Index closed at 1109.17 on February 19, 2010, an increase of 44.4% from one year ago and a decrease of 0.5% year-to-date.

The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market. Thrift stocks followed the broader market lower at the start of the third quarter of 2009, as a disappointing June employment report and uncertainty over forthcoming second quarter earnings reports weighed on the sector. Better-than-expected second quarter earnings results posted by some of the large banks fueled a mid-July rally in thrift stocks. Thrift socks traded unevenly heading into late-July, as trading for the sector was impacted by a mix of favorable and disappointing second quarter earnings reports. News that sales of new single-family houses were up in June boosted thrift stocks in late-July, with the upward trend being sustained into early-August on a more optimistic outlook for financial stocks as the economy showed more signs of pulling out of the recession. Thrift stocks pulled back in mid-August on profit taking and worries that earnings improvement could subside for financial stocks in general. Signs that the housing market was improving boosted thrifts stocks heading into late-August, which was followed by a slight pull back for the sector on concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market. A sell-off in the broader stock market and concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market pressured thrift stocks lower at the start of September 2009. Thrift stocks rebounded in mid-September on some positive comments regarding the level of loan loss reserves maintained by thrifts generally being in good shape. Concerns about the effects of a possible tightening by the Federal Reserve provided for a modest decline in thrift stocks heading into the close of the third quarter.

Some disappointing economic data pushed thrift stocks along with the broader market lower at the beginning of October. Thrift stocks rebounded modestly through mid-October, aided by a rally in the broader stock market and a strong earnings report from J.P. Morgan Chase. Concerns of more loan losses and a disappointing report on September new home sales provided for a modest retreat in thrift prices in late-October. After bouncing higher on a better-than-expected report for third quarter GDP growth, financial stocks led the broader market lower at the end of October in the face of a negative report on consumer spending. In contrast to the broader market, thrift stocks edged lower following the Federal Reserve's early-November statement that it would leave the federal funds rate unchanged. Thrift stocks rebounded along with the broader market going into mid-November, following some positive reports on the economy and comments from the Federal Reserve that interest rates would remain low amid concerns that unemployment and troubles in commercial real estate would weigh on the economic recovery. Fresh economic data that underscored expectations for a slow economic recovery and Dubai debt worries pushed thrift stocks lower during the second half of November. Financial stocks led a broader market rebound at the close of November and into early-December, which was supported by a favorable report for home sales in October and expectations that the Dubai debt crisis would have a limited impact on U.S. banks. The favorable employment report for November added to gains in the thrift sector in early-December. Financial stocks edged higher in mid-December on news that Citigroup was repaying TARP funds, which was followed by a pullback following a report that wholesale inflation rose more than expected in November and mid-December unemployment claims were higher than expected. More attractive valuations supported a snap-back rally in thrift stocks heading into late-December, which was followed by a narrow trading range for the thrift sector through year end. Overall, the SNL Index for all publicly-traded thrifts was down 10.2% in 2009, which reflects significant declines in the trading prices of several large publicly-traded thrifts during 2009 pursuant to reporting significant losses due to deterioration in credit quality.

Thrift stocks traded in a narrow range during the first few weeks of 2010, as investors awaited fourth quarter earnings reports that would provide further insight on credit quality trends. An unexpected jump in jobless claims and proposed restrictions by the White House on large banks depressed financial stocks in general heading into late-January. Amid mixed earnings reports, thrift stocks traded in a narrow range for the balance of January. Financial stocks led the broader market lower in early-February and then rebounded along with the broader market in mid-February on some positive economic data including signs that prices were rising in some large metropolitan areas. Mild inflation readings for wholesale and consumer prices in January sustained the upward trend in thrift stocks heading into the second half of February. On February 19, 2010, the SNL Index for all publicly-traded thrifts closed at 594.0, an increase of 20.5% from one year ago and an increase of 1.2% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues turned more positive in the fourth quarter of 2009, as indicated by an increase in conversion activity and the relative success of those offerings. For the most part, the recent conversion offerings experienced healthy subscription takedowns and have traded above their IPO prices in initial trading activity. Consistent with the broader thrift market, conversion pricing reflects continued investor uncertainty over quality credit trends and the prospects that a strengthening economy will translate into improved real estate market conditions for residential and commercial properties.

As shown in Table 4.1, four standard conversions and two second-step conversions were completed during the past three months. The second-step conversion offerings are considered to be more relevant for our analysis, which were both completed in December 2009. In general, second-step conversions tend to be priced (and trade in the aftermarket) at higher P/B ratios than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Northwest Bancshares' second-step offering was completed between the midpoint and maximum of the offering range, with a 62% offering raising gross proceeds of $688.8 million. Northwest Bancshares' pro forma price/tangible book ratio at the closing value equaled 101.5% and pro forma core price/earnings ratio at the closing value equaled 20.3 times. Comparatively, Ocean Shore Holding's second-step offering was completed at the minimum of the offering range, with a 57% offering raising gross proceeds of $33.3 million. Ocean Shore Holding's pro forma price/tangible book ratio at the closing value equaled 61.5% and pro forma core price/earnings ratio at the closing value equaled 11.1 times. Northwest Bancshares' higher price/tangible book ratio is believed to be in part attributable to the significantly larger size of its offering, which provides for a more liquid trading market and attracts the interest of institutional investors. The respective stock prices of Northwest Bancshares' and Ocean Shore Holding's closed up 12.3% and 13.0% after one week of trading and closed up 22.6% and 18.9% through February 19, 2010.

Shown in Table 4.2 are the current pricing ratios for the five companies that have completed fully-converted offerings during the past three months, all of which are traded on NASDAQ. The current average P/TB ratio of the publicly-traded recent conversions equaled 76.41%.

Table 4.1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans				Initial Dividend
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Yield (%)
Standard Conversions																	
OBA Financial Services, Inc., MD*	1/22/10	OBAF-NASDAQ	$ 358	10.90%	0.62%	67%	$ 46.3	100%	132%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	3.8%	0.00%
OmniAmerican Bancorp, Inc., TX*	1/21/10	OABC-NASDAQ	$ 1,006	9.08%	1.47%	158%	$ 119.0	100%	132%	2.5%	N.A.	N.A.	8.0%	4.0%	10.0%	0.3%	0.00%
Versailles Financial Corp., OH	1/13/10	VERF-OTCBB	$ 43	17.89%	0.77%	83%	$ 4.3	100%	132%	14.0%	N.A.	N.A.	8.0%	4.0%	10.0%	23.7%	0.00%
Athens Bancshares, Inc., TN	1/7/10	AFCB-NASDAQ	$ 246	10.50%	1.04%	151%	$ 26.8	100%	134%	4.4%	N.A.	N.A.	8.0%	4.0%	10.0%	11.1%	0.00%
Averages - Standard Conversions:			$ 413	12.09%	0.98%	115%	$ 49.1	100%	133%	6.0%	N.A.	N.A.	8.0%	4.0%	10.0%	9.7%	0.00%
Medians - Standard Conversions:			$ 302	10.70%	0.91%	117%	$ 36.5	100%	132%	3.7%	N.A.	N.A.	8.0%	4.0%	10.0%	7.4%	0.00%
Second Step Conversions																	
Ocean Shore Holding Co., NJ*	12/21/09	OSHC-NASDAQ	$ 743	9.08%	0.36%	138%	$ 33.5	57%	85%	7.5%	N.A.	N.A.	6.8%	3.4%	8.5%	1.3%	2.50%
Northwest Bancshares, Inc.*	12/18/09	NWBI-NASDAQ	$ 7,134	9.18%	1.95%	54%	$ 688.8	62%	108%	3.8%	C/S	2.0%	4.0%	4.0%	10.2%	0.1%	3.91%
Averages - Second Step Conversions:			$ 3,938	9.13%	1.16%	96%	$ 361.1	60%	97%	5.6%	N.A.	N.A.	5.4%	3.7%	9.3%	0.7%	3.21%
Medians - Second Step Conversions:			$ 3,938	9.13%	1.16%	96%	$ 361.1	60%	97%	5.6%	N.A.	N.A.	5.4%	3.7%	9.3%	0.7%	3.21%
Mutual Holding Company Conversions																	
Averages - Mutual Holding Company Conversions:																	
Medians - Mutual Holding Company Conversions:																	
Averages - All Conversions:			$ 1,586	11.11%	1.04%	109%	$ 153.1	87%	121%	5.9%	NA	NA	7.1%	3.9%	9.6%	6.7%	1.07%
Medians - All Conversions:			$ 550	9.84%	0.91%	110%	$ 39.9	100%	132%	4.1%	NA	NA	8.0%	4.0%	10.0%	2.5%	0.00%

Institution	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.			IPO Price	Post-IPO Pricing Trends: Closing Price:							
	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 2/19/10 ($)	% Change (%)
Standard Conversions															
OBA Financial Services, Inc., MD*	59.1%	NM	11.7%	-0.1%	19.7%	-0.6%	$10.00	$10.39	3.9%	$10.11	1.1%	$10.30	3.0%	$10.30	3.0%
OmniAmerican Bancorp, Inc., TX*	61.7%	NM	10.7%	-0.3%	17.4%	-1.7%	$10.00	$11.85	18.5%	$11.32	13.2%	$10.99	9.9%	$10.99	9.9%
Versailles Financial Corp., OH	40.3%	30.12	9.6%	0.3%	23.7%	1.1%	$10.00	$10.00	0.0%	$10.00	0.0%	$10.00	0.0%	$10.00	0.0%
Athens Bancshares, Inc., TN	57.4%	18.40	10.3%	0.6%	18.0%	3.1%	$10.00	$11.60	16.0%	$11.39	13.9%	$11.06	10.6%	$10.92	9.2%
Averages - Standard Conversions:	54.6%	24.26	10.6%	0.1%	19.7%	0.5%	$10.00	$10.96	9.6%	$10.71	7.05%	$10.59	5.88%	$10.55	5.53%
Medians - Standard Conversions:	58.3%	24.26	10.5%	0.1%	18.9%	0.3%	$10.00	$11.00	10.0%	$10.72	7.15%	$10.65	6.45%	$10.61	6.10%
Second Step Conversions															
Ocean Shore Holding Co., NJ*	61.5%	11.11	7.6%	0.7%	12.3%	5.5%	$8.00	$8.60	7.5%	$8.98	12.3%	$9.05	13.1%	$9.81	22.6%
Northwest Bancshares, Inc.*	101.5%	20.3	14.3%	0.7%	14.4%	4.3%	$10.00	$11.35	13.5%	$11.30	13.0%	$11.40	14.0%	$11.89	18.9%
Averages - Second Step Conversions:	81.5%	15.7x	10.9%	0.7%	13.4%	4.9%	$9.00	$9.98	10.5%	$10.14	12.6%	$10.23	13.6%	$10.85	20.8%
Medians - Second Step Conversions:	81.5%	15.7x	10.9%	0.7%	13.4%	4.9%	$9.00	$9.98	10.5%	$10.14	12.6%	$10.23	13.6%	$10.85	20.8%
Mutual Holding Company Conversions															
Averages - Mutual Holding Company Conversions:															
Medians - Mutual Holding Company Conversions:															
Averages - All Conversions:	63.6%	$ 19.96	10.7%	0.3%	17.6%	2.0%	$9.67	$10.53	9.9%	$10.52	9.9%	$10.47	8.4%	$10.65	10.6%
Medians - All Conversions:	60.3%	$ 18.35	10.5%	0.4%	17.7%	2.1%	$10.00	$10.87	10.5%	$10.71	12.6%	$10.65	10.3%	$10.61	9.6%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

February 19, 2010

Table 4.2
Market Pricing Comparatives
Prices As of February 19, 2010

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	$9.51	$287.53	($0.14)	$12.19	17.96x	81.45%	9.88%	89.82%	19.58x	$0.25	2.18%	32.57%	$2,649	11.27%	10.52%	3.16%	-0.16%	-0.34%	-0.14%	-0.84%
Converted Last 3 Months (no MHC)	$10.78	$319.21	$0.25	$15.09	25.59x	73.33%	12.16%	76.41%	21.99x	$0.13	1.16%	20.69%	$2,114	6.47%	6.09%	1.03%	0.24%	3.61%	0.28%	3.52%
Converted Last 3 Months (no MHC)																				
AFCB Athens Bancshares, Inc. of TN	$10.92	$30.34	$0.54	$17.42	20.22x	62.69%	11.29%	62.69%	20.22x	$0.00	0.00%	0.00%	$269	0.00%	0.00%	NA	0.56%	NM	0.56%	NM
NWBI Northwest Bancshares Inc. of PA	$11.89	$1,315.53	$0.37	$11.90	39.63x	99.92%	16.39%	115.32%	32.14x	$0.40	3.36%	NM	$8,025	16.41%	14.53%	1.81%	0.46%	4.32%	0.57%	5.33%
OBAF OBA Financial Serv. Inc. of MD	$10.30	$47.68	($0.09)	$16.92	NM	60.87%	12.00%	60.87%	NM	$0.00	0.00%	NM	$397	0.00%	0.00%	NA	-0.30%	NM	-0.10%	NM
OSHC Ocean Shore Holding Co. of NJ	$9.81	$71.69	$0.72	$13.01	16.91x	75.40%	9.31%	75.40%	13.63x	$0.24	2.45%	41.38%	$770	7.69%	7.69%	0.25%	0.55%	7.15%	0.68%	8.88%
OABC OmniAmerican Bancorp Inc. of TX	$10.99	$130.81	($0.26)	$16.22	NM	67.76%	11.81%	67.76%	NM	$0.00	0.00%	NM	$1,106	8.23%	8.23%	NA	-0.05%	-0.65%	-0.30%	-3.66%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Colonial's stock price of recently completed and pending acquisitions of other thrift institutions operating in New Jersey. As shown in Exhibit IV-4, there were six New Jersey thrift acquisitions completed from the beginning of 2006 through February 19, 2010, and there is currently one acquisition pending of a New Jersey savings institution. The recent acquisition activity involving New Jersey savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Colonial's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Colonial's stock would tend to be less compared to the stocks of the Peer Group companies.

D. Trading in Colonial's Stock

Since Colonial's stock currently trades under the symbol "COBK" on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. Colonial had a total of 4,440,246 shares issued and outstanding at February 19, 2010, of which 1,998,530 shares were held by public shareholders and traded as public securities. The Company's stock has had a 52 week trading range of $5.51 to $9.49 per share and its closing price on February 19, 2010 was $8.00, implying an aggregate value of $35.5 million.

There are significant differences between the Company's stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Colonial will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects Colonial Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company's to-be-issued stock – price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches – all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the Second Step Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it the most significant weight among the valuation approaches. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.
- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value

taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of COBK stock. Converting institutions generally do not have stock outstanding. Colonial, however, has public shares outstanding due to the mutual holding company form of ownership. Since Colonial is currently traded on the NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the February 19, 2010, stock price of $8.00 per share and the 4,440,246 shares of Colonial stock outstanding, the Company's implied market value of $35.5 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the Company's shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Colonial's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus will increase equity and earnings. At December 31, 2009, the MHC had unconsolidated net assets of $10 thousand. These entries have been added to the Company's December 31, 2009 reported financial information to reflect the consolidation of the MHC into the Company's operations.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of February 19, 2009, the aggregate pro forma market value of Colonial conversion stock equaled $49,099,340 at the midpoint, equal to 4,909,934 shares at $10.00 per share. The $10.00 per share price was determined by the Colonial Board. The midpoint and resulting valuation range is based on the sale of a 54.99% ownership interest to the public which provides for a $27,000,000 public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The reinvestment rate of 3.30% was based on the Company's business plan for reinvestment of the net proceeds, which assumes that the net proceeds will be invested in a mix of 15 year MBS (50% of total proceeds) and U.S. Treasury securities with a weighted average maturity of five years (50% of total proceeds).

The Company's reported earnings equaled $1.4 million for the twelve months ended December 31, 2009. In deriving Colonial's estimated core earnings for purposes of the valuation, adjustments made to reported net income included elimination of FHLB prepayment penalties, modest gains on the sale of securities and loans and the OTTI losses on investment securities. As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 39.94%, the Company's core earnings were calculated at $2.4 million for the twelve months ended December 31, 2009 (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(loss)	$1,440
Deduct: Gain on sale of assets	(70)
Add back: FHLB prepayment penalty	459
Add back: OTTI losses on equity securities	1,126
Tax Effect @ 39.94% rate	(605)
Core earnings estimate	$2,350

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $49.1 million midpoint value equaled 32.79 times and 20.40 times, respectively, indicating premiums of 113.1% and 9.8% relative to the Peer Group's average reported and core earnings multiples of 15.39 times and 18.58 times, respectively (see Table 4.3). In comparison to the Peer Group's median reported and core earnings multiples of 11.18 times and 16.22 times, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 193.3% and 25.8%, respectively. The Company's pro forma P/E ratios based on reported earnings at the minimum and the super maximum equaled 28.10 times and 42.62 times, respectively, and based on core earnings at the minimum and the super maximum equaled 17.43 times and 26.68 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value. The Company's pre-conversion equity of $45.5 million was adjusted to include the impact of MHC's net assets equal to $10 thousand, which will be consolidated with the Company's financial statements as the result of the Second Step Conversion. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $49.1 million midpoint valuation, Colonial's pro forma P/B and P/TB ratios both equaled 72.15%. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 81.64% and 87.14%, the Company's ratios reflected discounts of 11.6% and 17.2%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios of 88.82% and 92.01%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 18.8% and 21.6%, respectively. The Company's pro forma P/B and P/TB ratios at the minimum and the super maximum equaled 64.68% and 85.76%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier and in view of the indicated pro forma earnings multiples in relation to the Peer Group averages and medians.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $49.1 million midpoint of the valuation range, the Company's value equaled 8.31% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 9.83%, which implies a discount of 15.5% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 7.23%, the Company's pro forma P/A ratio at the midpoint value reflects a premium of 14.9%.

Table 4.3
Public Market Pricing
Colonial Bankshares, Inc. and the Comparables
As of February 19, 2010

	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data(2): Core 12 Month EPS ($)	Per Share Data(2): Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): Tang Eq/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Exchange Ratio	2nd Step Offering Amount ($Mil)
Colonial Bankshares, Inc.																						
Superrange	$10.00	$84.93	$0.37	$11.66	42.82x	85.76%	10.84%	85.76%	26.68x	$0.00	0.00%	0.00%	$599	12.65%	12.65%	0.86%	0.25%	2.01%	0.41%	3.21%	1.4624	$ 35.71
Maximum	$10.00	$56.46	$0.43	$12.69	37.41x	78.80%	9.50%	78.80%	23.34x	$0.00	0.00%	0.00%	$595	12.05%	12.05%	0.89%	0.25%	2.11%	0.41%	3.38%	1.2716	$ 31.06
Midpoint	$10.00	$49.10	$0.49	$13.86	32.79x	72.15%	8.31%	72.15%	20.40x	$0.00	0.00%	0.00%	$591	11.52%	11.52%	0.89%	0.25%	2.20%	0.41%	3.54%	1.1058	$ 27.00
Minimum	$10.00	$41.73	$0.57	$15.46	28.10x	64.68%	7.10%	64.68%	17.43x	$0.00	0.00%	0.00%	$586	10.98%	10.98%	0.90%	0.25%	2.30%	0.41%	3.71%	0.9399	$ 22.95
All Non-MHC Public Companies (7)																						
Averages	$9.63	$348.32	($0.24)	$13.64	17.34x	69.92%	8.00%	78.47%	18.45x	$0.25	2.17%	32.08%	$3,023	10.81%	10.00%	3.40%	-0.25%	-0.57%	-0.26%	-1.67%		
Medians	$9.33	$49.86	$0.09	$12.90	15.75x	69.89%	6.38%	75.04%	18.25x	$0.20	1.90%	0.00%	$903	9.20%	8.62%	2.66%	0.19%	2.09%	0.09%	1.12%		
All Non-MHC Public Companies - State of NJ (7)																						
Averages	$10.17	$1,586.29	($0.66)	$11.37	15.06x	91.40%	9.75%	106.00%	14.22x	$0.35	3.17%	56.04%	$14,153	10.11%	8.88%	1.05%	-1.05%	-5.80%	-0.81%	-3.90%		
Medians	$10.00	$188.22	$0.63	$10.14	16.15x	74.79%	9.46%	102.56%	13.63x	$0.44	4.05%	0.17%	$1,989	11.66%	9.23%	1.20%	0.55%	7.15%	0.62%	7.51%		
Comparable Group Averages																						
Averages	$11.61	$74.84	$0.78	$14.64	15.39x	81.64%	9.83%	87.14%	18.58x	$0.40	3.17%	35.89%	$727	11.84%	11.51%	0.79%	0.46%	3.91%	0.61%	4.72%		
Medians	$11.69	$50.18	$0.59	$13.70	11.18x	88.82%	7.23%	92.01%	16.22x	$0.28	3.26%	40.99%	$725	10.39%	9.44%	0.59%	0.53%	4.83%	0.53%	4.94%		
Comparable Group																						
BFED Beacon Federal Bancorp of NY	$8.62	$58.38	$1.12	$15.40	9.17	55.97%	5.27%	55.97%	7.70x	$0.20	2.32%	21.28%	$1,070	9.42%	9.42%	1.23%	0.59%	6.15%	0.71%	7.33%		
ESSA ESSA Bancorp, Inc. of PA	$11.62	$164.12	$0.38	$12.90	29.79	90.08%	15.87%	90.08%	30.58x	$0.20	1.72%	51.28%	$1,034	17.62%	17.62%	0.99%	0.53%	2.84%	0.51%	2.87%		
ESBK Elmira Svgs Bank, FSB of NY	$15.46	$29.67	$1.80	$18.72	8.69	82.59%	5.86%	130.13%	8.59x	$0.80	5.17%	34.63%	$506	10.73%	8.35%	0.68%	0.91%	8.62%	0.71%	6.87%		
FSBI Fidelity Bancorp, Inc. of PA	$5.00	$15.24	$0.07	$13.20	NM	37.88%	2.07%	40.56%	NM	$0.08	1.60%	NM	$736	6.38%	6.04%	2.51%	-0.49%	-7.50%	0.03%	0.44%		
HARL Harleysville Svgs Fin Cp of PA	$13.68	$49.86	$1.40	$13.97	10.94	97.92%	5.94%	97.92%	9.77x	$0.76	5.56%	60.80%	$840	6.06%	6.06%	0.32%	0.55%	9.20%	0.62%	10.31%		
NFSB Newport Bancorp, Inc. of RI	$11.75	$45.00	$0.23	$13.42	NM	87.56%	9.81%	87.56%	NM	$0.00	0.00%	0.00%	$459	11.20%	11.20%	0.00%	0.15%	1.31%	0.20%	1.68%		
ROME Rome Bancorp, Inc. of Rome NY	$8.75	$59.96	$0.44	$8.81	19.44	99.32%	18.17%	99.32%	19.89x	$0.36	4.11%	NM	$330	18.30%	18.30%	0.58%	0.92%	5.14%	0.90%	5.03%		
THRD TF Fin. Corp. of Newtown PA	$18.90	$50.50	$1.42	$26.81	11.18	70.50%	7.08%	75.27%	13.31x	$0.80	4.23%	47.34%	$714	10.04%	9.46%	0.58%	0.63%	6.44%	0.53%	5.41%		
WVFC WVS Financial Corp. of PA	$13.96	$28.84	$0.73	$14.86	20.53	93.94%	7.37%	93.94%	19.12x	$0.64	4.58%	NM	$392	7.84%	7.84%	0.42%	0.34%	4.52%	0.36%	4.65%		
WFD Westfield Fin. Inc. of MA	$8.34	$248.79	$0.21	$8.29	NM	100.60%	20.88%	100.60%	39.71x	$0.20	2.40%	NM	$1,191	20.76%	20.76%	0.60%	0.46%	2.09%	0.54%	2.44%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate. BV per share omits the minority interest for Oneida Financial.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. Pricing ratios shown omit the minority interest for Oneida Financial.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances. Capital ratios and ROE measures include minority interest for Oneida Financial.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, two second-step conversions have been completed within the past three months and closed at an average pro forma price/tangible book ratio of 81.5% (see Table 4.1) and, on average, appreciated 12.6% during the first week of trading. In comparison, the Company's pro forma price/tangible book ratio at the appraised midpoint value reflects a discount of 11.5%. The current average P/TB ratio of the two recent second-step conversions, based on closing stock prices as of February 19, 2010, equaled 95.4%. In comparison to the average current P/TB ratio of the two recent second-step conversions, the Company's P/TB ratio at the midpoint value reflects an implied discount of 24.4% and at the top of the super range the Company's P/TB ratio reflects an implied discount of 10.1%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 19, 2010, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering including (1) newly-issued shares representing the MHC's current ownership interest in Company, and (2) exchange shares issued to existing public shareholders of the Company and was $49,099,340 at the midpoint, equal to 4,909,934 shares at $10.00 per share. Based on the pro forma valuation and the percent ownership interest represented by the MHC Shares, the number of shares of common stock offered for sale will range from a minimum of 2,295,000 shares to a maximum of 3,105,000 shares, with a midpoint offering of 2,700,000 shares. Based on an offering price of $10.00 per share, the amount of the offering will range from a minimum of $22,950,000 to a maximum of $31,050,000 with a midpoint of $27,000,000. If market conditions warrant, the number of shares offered can be increased to an adjusted maximum of 3,570,750 shares (the "supermaximum") equal to an offering of $35,707,500 at the offering price of $10.00 per share. The pro forma figures for shares outstanding, aggregate market value and exchange ratio at each point in the valuation range are shown below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibits IV-7 and IV-8.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Super Maximum	6,493,388	3,570,750	2,922,638	1.4624
Maximum	5,646,424	3,105,000	2,541,424	1.2716
Midpoint	4,909,934	2,700,000	2,209,934	1.1058
Minimum	4,173,444	2,295,000	1,878,444	0.9399
Distribution of Shares				
Super Maximum	100.00%	54.99%	45.01%	
Maximum	100.00%	54.99%	45.01%	
Midpoint	100.00%	54.99%	45.01%	
Minimum	100.00%	54.99%	45.01%	
Aggregate Market Value(1)				
Super Maximum	$64,933,880	$35,707,500	$29,226,380	
Maximum	$56,464,240	$31,050,000	$25,414,240	
Midpoint	$49,099,340	$27,000,000	$22,099,340	
Minimum	$41,734,440	$22,950,000	$18,784,440	

(1) Based on offering price of $10.00 per share.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the Colonial stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Colonial has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing Colonial shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.1058 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.9399 at the minimum, 1.2716 at the maximum and 1.4624 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
Section I	
I-1	Audited Financial Statements
I-2	Key Operating Ratios
I-3	Investment Portfolio Composition
I-4	Yields and Costs
I-5	Loan Loss Allowance Activity
I-6	Interest Rate Risk Analysis
I-7	Loan Portfolio Composition
I-8	Contractual Maturity By Loan Type
I-9	Non-Performing Assets
I-10	Deposit Composition
I-11	Time Deposit Rate/Maturity
I-12	Borrowings Activity
Section II	
II-1	Branch Office Detail
II-2	Historical Interest Rates
Section III	
III-1	General Characteristics of Publicly-Traded Institutions
III-2	Publicly-Traded Mid-Atlantic Thrifts
III-3	Peer Group Market Area Comparative Analysis

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Colonial Bankshares, Inc.
Audited Financial Statements

[Incorporated by Reference]



EXHIBIT I-2

Colonial Bankshares, Inc.
Key Operating Ratios

Exhibit I-2
Colonial Bankshares, Inc.
Key Operating Ratios

	At or For the Years Ended December 31,				
	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	0.28%	0.27%	0.29%	0.45%	0.57%
Return on average equity	3.34%	3.44%	3.33%	4.49%	6.69%
Interest rate spread (1)	2.52%	2.27%	1.95%	2.17%	2.65%
Net interest margin (2)	2.71%	2.50%	2.20%	2.47%	2.80%
Efficiency ratio (3)	82.46%	79.69%	91.15%	79.52%	72.65%
Noninterest expense to average total assets	2.12%	1.92%	2.09%	2.07%	2.10%
Average interest-earning assets to average interest-bearing liabilities	107.28%	106.49%	106.73%	109.99%	106.70%
Asset Quality Ratios:					
Non-performing assets as a percent of total assets	0.93%	0.38%	0.25%	0.06%	0.02%
Non-performing loans as a percent of total loans	1.62%	0.62%	0.48%	0.12%	0.05%
Allowance for loan losses as a percent of non-performing loans	49.38%	110.67%	119.38%	589.27%	1460.00%
Allowance for loan losses as a percent of total loans	0.81%	0.69%	0.57%	0.69%	0.73%
Net recoveries (charge-offs) to average loans outstanding	(0.04)%	(0.02)%	(0.03)%	0.01%	(0.03)%
Capital Ratios:					
Total risk-based capital (to risk weighted assets)	12.60%	13.06%	14.96%	18.26%	20.20%
Tier 1 risk-based capital (to risk weighted assets)	11.94%	12.42%	14.42%	17.57%	19.53%
Tangible capital (to tangible assets)	7.17%	7.27%	8.03%	9.09%	9.85%
Tier 1 leverage (core) capital (to adjusted tangible assets)	7.17%	7.27%	8.03%	9.09%	9.85%
Equity to total assets	8.01%	7.66%	8.52%	9.56%	10.65%
Other Data:					
Number of full service offices	9	8	7	6	6
Dividends declared per share	$ —	$ —	$ —	$ —	$ —
Earnings per share:					
Basic and diluted (4)	$ 0.34	$ 0.31	$ 0.29	$ 0.37	$ 0.20

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.

(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.

(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(4) For 2005, represents earnings per share for the six-month period from June 30, 2005 (date of public offering) to December 31, 2005.

EXHIBIT I-3

Colonial Bankshares, Inc.
Investment Portfolio Composition

Exhibit I-3
Colonial Bankshares, Inc.
Investment Portfolio Composition

	At December 31,					
	2009		2008		2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Securities available-for-sale:						
Mortgage-backed securities	$ 112,262	$ 116,888	$ 115,245	$ 117,010	$ 79,085	$ 79,454
U.S. Government obligations	28,973	29,142	21,963	22,245	44,052	44,275
Corporate debt obligations	10,563	10,672	15,249	13,483	12,880	12,267
Mutual funds (1)	1,561	1,625	2,643	2,643	14,385	14,385
Municipal debt obligations	2,817	2,830	3,659	3,632	5,402	5,504
SBA pools	5,231	5,221	6,453	6,449	7,614	7,664
Total securities available-for-sale	$ 161,407	$ 166,378	$ 165,212	$ 165,462	$ 163,418	$ 163,549
Securities held-to-maturity:						
Mortgage-backed securities	$ 2,650	$ 2,803	$ 3,143	$ 3,256	$ 3,766	$ 3,863
U.S. Government obligations	—	—	932	970	1,420	1,442
Corporate debt obligations	5,209	5,292	3,969	3,259	2,173	2,317
Municipal debt obligations	33,173	33,300	8,853	8,847	9,854	10,354
Total securities held-to-maturity	$ 41,032	$ 41,395	$ 16,897	$ 16,332	$ 17,213	$ 17,976

(1) The cost and fair value for 2009 and 2008 reflect an impairment charge of approximately $100,000 and $1.2 million before income tax benefit.

EXHIBIT I-4

Colonial Bankshares, Inc.
Yields and Costs

Exhibit I-4
Colonial Bankshares, Inc.
Yields and Costs

	At December 31, 2009	For the Years Ended December 31,								
		2009			2008			2007		
	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
					(Dollars in thousands)					
Interest-earning assets:										
Loans	5.94%	$ 311,585	$ 18,677	5.99%	$ 273,905	$ 16,946	6.19%	$ 221,179	$ 14,034	6.35%
Securities										
Taxable	3.81%	175,034	7,959	4.55%	172,209	9,630	5.59%	139,533	7,689	5.51%
Tax-exempt	2.46%	24,048	719	2.99%	12,283	575	4.68%	30,460	1,322	4.34%
Total interest-earning assets	5.02%	510,667	27,355	5.36%	458,397	27,151	5.92%	391,172	23,045	5.89%
Noninterest-earning assets		42,233			42,530			32,395		
Total assets		$ 552,900			$ 500,927			$ 423,567		
Interest-bearing liabilities:										
Savings accounts	2.63%	$ 85,752	2,241	2.61%	$ 80,384	2,232	2.78%	$ 56,576	1,188	2.10%
NOW accounts	0.96%	79,947	799	1.00%	52,940	861	1.63%	57,521	1,299	2.26%
Money market deposits	1.63%	53,949	1,123	2.08%	31,109	1,029	3.31%	19,316	678	3.51%
Certificates of deposit	2.91%	228,158	8,245	3.61%	224,900	9,933	4.42%	215,480	10,467	4.86%
Total interest-bearing deposits	2.21%	447,806	12,408	2.77%	389,333	14,055	3.61%	348,893	13,632	3.91%
Borrowings	2.49%	28,226	1,106	3.92%	41,140	1,641	3.99%	17,605	800	4.54%
Total interest-bearing liabilities	2.22%	476,032	13,514	2.84%	430,473	15,696	3.65%	366,498	14,432	3.94%
Noninterest-bearing liabilities		33,789			31,308			20,110		
Total liabilities		509,821			461,781			386,608		
Equity		43,079			39,146			36,959		
Total liabilities and equity		$ 552,900			$ 500,927			$ 423,567		
Net interest income			$ 13,841			$ 11,455			$ 8,613	
Interest rate spread (1)				2.52%			2.27%			1.95%
Net interest-earning assets (2)		$ 34,635			$ 27,924			$ 24,674		
Net interest margin (3)				2.71%			2.50%			2.20%
Average interest-earning assets to average interest-bearing liabilities		107.28%			106.49%			106.73%		

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

EXHIBIT I-5

Colonial Bankshares, Inc.
Loan Loss Allowance Activity

Exhibit I-5
Colonial Bankshares, Inc.
Loan Loss Allowance Activity

	At or For the Years Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance at beginning of year	$ 2,105	$ 1,392	$ 1,373	$ 1,168	$ 990
Charge-offs:					
Real estate loans:					
One- to four-family residential	—	(11)	—	—	—
Home equity loans and lines of credit	(34)	(2)	—	—	—
Multi-family	—	—	—	—	—
Commercial	—	(5)	(62)	—	—
Construction	—	—	—	—	—
Commercial	(9)	—	—	—	—
Consumer and other	(74)	(32)	(6)	(10)	(31)
Total charge-offs	(117)	(50)	(68)	(10)	(31)
Recoveries:					
Real estate loans:					
One- to four-family residential	—	3	—	—	—
Home equity loans and lines of credit	—	—	—	15	—
Multi-family	—	—	—	—	—
Commercial	—	4	—	—	—
Construction	—	—	—	—	—
Commercial	—	—	—	—	—
Consumer and other	3	—	3	21	5
Total recoveries	3	7	3	36	5
Net recoveries (charge-offs)	(114)	(43)	(65)	26	(26)
Provision for loan losses	615	756	84	179	204
Balance at end of year	$ 2,606	$ 2,105	$ 1,392	$ 1,373	$ 1,168
Ratios:					
Net recoveries (charge-offs) to average loans outstanding	(0.04)%	(0.02)%	(0.03)%	0.01%	(0.03)%
Allowance for loan losses to non-performing loans at end of year	49.38%	110.67%	119.38%	589.27%	1,460.00%
Allowance for loan losses to total loans at end of year	0.80%	0.69%	0.57%	0.69%	0.73%

EXHIBIT I-6

Colonial Bankshares, Inc.
Interest Rate Risk Analysis

Exhibit I-6
Colonial Bankshares, Inc.
Interest Rate Risk Analysis

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
	(Dollars in thousands)				
+300	$ 41,434	$ (25,807)	(38)%	7.34%	(391)
+200	51,468	(15,773)	(23)%	8.93%	(233)
+100	60,741	(6,500)	(10)%	10.33%	(93)
+50	64,134	(3,108)	(5)%	10.82%	(44)
—	67,241	—	—	11.26%	—
-50	69,499	2,258	3%	11.56%	31
-100	71,570	4,329	6%	11.85%	59

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

EXHIBIT I-7

Colonial Bankshares, Inc.
Loan Portfolio Composition

Exhibit I-7
Colonial Bankshares, Inc.
Loan Portfolio Composition

	At December 31,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)					
Real estate loans:										
One- to four-family residential	$ 151,352	46.6%	$ 145,329	47.6%	$ 114,745	47.3%	$ 102,328	51.1%	$ 77,738	48.8%
Home equity loans and lines of credit	37,892	11.7	41,293	13.5	40,264	16.6	38,074	19.0	33,067	20.8
Multi-family	4,108	1.3	4,942	1.6	5,609	2.3	2,492	1.2	1,676	1.1
Commercial	97,075	29.9	81,983	26.8	55,606	22.9	39,186	19.6	31,392	19.7
Construction	14,093	4.3	12,223	4.0	10,137	4.2	8,371	4.2	6,267	3.9
Commercial	17,864	5.5	17,177	5.6	12,600	5.2	7,337	3.7	6,880	4.3
Consumer and other	2,223	0.7	2,616	0.9	3,752	1.5	2,427	1.2	2,258	1.4
Total loans receivable	324,607	100.0%	305,563	100.0%	242,713	100.0%	200,215	100.0%	159,278	100.0%
Deferred loan fees	(394)		(307)		(281)		(323)		(336)	
Allowance for loan losses	(2,606)		(2,105)		(1,392)		(1,373)		(1,168)	
Total loans receivable, net	$ 321,607		$ 303,151		$ 241,040		$ 198,519		$ 157,774	

EXHIBIT I-8

Colonial Bankshares, Inc.
Contractual Maturity by Loan Type

Exhibit I-8
Colonial Bankshares, Inc.
Contractual Maturity by Loan Type

	One- to Four-Family Residential		Home Equity Loans and Lines of Credit		Multi-Family		Commercial Real Estate	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Years Ending December 31,								
2010	$ 3,086	5.18%	$ 6,663	3.85%	$ 3,397	6.34%	$ 14,248	5.81%
2011	590	7.29%	1,746	5.17%	—	—%	4,912	4.82%
2012	3,942	7.21%	1,840	6.29%	—	—%	6,507	6.76%
2013 to 2014	11,461	6.13%	10,347	5.62%	30	8.08%	41,682	5.94%
2015 to 2019	10,668	5.14%	5,522	5.21%	214	6.99%	20,206	6.09%
2020 to 2024	13,174	5.35%	10,956	5.85%	—	—%	7,029	6.17%
2024 and beyond	108,431	5.90%	818	3.11%	467	5.61%	2,491	8.08%
Total	$ 151,352	5.84%	$ 37,892	5.27%	$ 4,108	6.30%	$ 97,075	5.97%

	Construction		Commercial		Consumer and Other		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Years Ending December 31,								
2010	$ 14,093	5.52%	$ 4,037	5.16%	$ 226	8.45%	$ 45,750	5.39%
2011	—	—%	822	5.41%	323	8.86%	8,393	5.28%
2012	—	—%	3,296	6.03%	664	7.41%	16,249	6.70%
2013 to 2014	—	—%	6,105	5.58%	579	5.74%	70,204	5.89%
2015 to 2019	—	—%	3,604	5.99%	180	5.95%	40,394	5.72%
2020 to 2024	—	—%	—	—%	—	—%	31,159	5.71%
2024 and beyond	—	—%	—	—%	251	7.09%	112,458	5.89%
Total	$ 14,093	5.52%	$ 17,864	5.64%	$ 2,223	%	$ 324,607	5.81%

	Due After December 31, 2010		
	Fixed	Adjustable	Total
	(In thousands)		
Real estate loans:			
One- to four-family residential	$ 130,589	$ 17,676	$ 148,265
Home equity loans and lines of credit	31,229	—	31,229
Multi-family	711	—	711
Commercial	82,827	—	82,827
Commercial	13,827	—	13,827
Consumer and other	1,998	—	1,998
Total loans	$ 261,181	$ 17,676	$ 278,857

EXHIBIT I-9

Colonial Bankshares, Inc.
Non-Performing Assets

Exhibit I-9
Colonial Bankshares, Inc.
Non-Performing Assets

	At December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Non-accrual loans:					
Real estate loans:					
One- to four-family residential	$ 4,023	$ 1,015	$ 764	$ 167	$ 37
Home equity loans and lines of credit	215	290	10	22	39
Multi-family	—	—	—	—	—
Commercial	535	511	252	—	—
Construction	487	—	—	44	—
Commercial	15	13	118	—	—
Consumer and other	2	73	22	—	4
Total	5,277	1,902	1,166	233	80
Accruing loans 90 days or more past due:					
Real estate loans:					
One- to four-family residential	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	—	—
Multi-family	—	—	—	—	—
Commercial	—	—	—	—	—
Construction	—	—	—	—	—
Commercial	—	—	—	—	—
Consumer and other	—	—	—	—	—
Total accruing loans 90 days or more past due	—	—	—	—	—
Total non-performing loans	5,277	1,902	1,166	233	80
Foreclosed real estate	—	113	—	—	—
Other non-performing assets	—	—	—	—	—
Total non-performing assets	$ 5,277	$ 2,015	$ 1,166	$ 233	$ 80
Ratios:					
Total non-performing loans to total loans	1.63%	0.62%	0.48%	0.12%	0.05%
Total non-performing loans to total assets	0.93%	0.36%	0.25%	0.06%	0.02%
Total non-performing assets to total assets	0.93%	0.38%	0.25%	0.06%	0.02%

EXHIBIT I-10

Colonial Bankshares, Inc.
Deposit Composition

Exhibit I-10
Colonial Bankshares, Inc.
Deposit Composition

	At December 31,								
	2009			2008			2007		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
Non-interest bearing demand	$ 21,111	4.22%	—%	$ 18,146	3.97%	—%	$ 15,141	4.08%	—%
Savings	90,957	18.18	2.63	81,050	17.73	2.76	55,716	15.00	2.18
NOW accounts	98,810	19.74	0.85	55,439	12.12	0.72	45,255	12.19	2.12
Super NOW accounts	19,755	3.95	1.47	15,532	3.40	1.75	16,520	4.45	1.77
Money market deposit	63,005	12.59	1.63	45,404	9.93	3.26	20,670	5.56	3.72
Total transaction accounts	293,638	58.68	1.55	215,571	47.15	2.03	153,302	41.28	2.11
Certificates of deposit	206,728	41.32	2.91	241,660	52.85	3.97	218,080	58.72	4.86
Total deposits	$500,366	100.00%	2.11%	$457,231	100.0%	3.06%	$371,382	100.00%	3.72%

EXHIBIT I-11

Colonial Bankshares, Inc.
Time Deposit Rate/Maturity

Exhibit I-11
Colonial Bankshares, Inc.
Time Deposit Rate/Maturity

As of December 31, 2009, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $98.7 million. The following table sets forth the maturity of those certificates as of December 31, 2009.

	At December 31, 2009
	(In thousands)
Three months or less	$ 28,421
Over three months through six months	12,170
Over six months through one year	23,103
Over one year to three years	32,448
Over three years	2,520
Total	$ 98,668

EXHIBIT I-12

Colonial Bankshares, Inc.
Borrowings Activity

Exhibit I-12
Colonial Bankshares, Inc.
Borrowings Activity

	At or For the Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Balance at end of year	$ 21,300	$ 31,227	$ 45,939
Average balance during year	$ 28,226	$ 41,140	$ 17,605
Maximum outstanding at any month end	$ 41,490	$ 58,998	$ 45,939
Weighted average interest rate at end of year	2.49%	4.46%	4.33%
Average interest rate during year	3.92%	3.99%	4.54%

EXHIBIT II-1

Branch Office Detail

Exhibit II-1
Colonial Bankshares, Inc.
Branch Office Detail

Location	Owned or Leased	Net Book Value of Real Property (In thousands)	
Main Office: 2745 S. Delsea Drive Vineland, New Jersey 08360	Owned	$	6,036
Branch Offices: 85 West Broad Street Bridgeton, New Jersey 08302	Owned	$	436
359 Main Street Cedarville, New Jersey 08311	Owned	$	420
1107 North High Street Millville, New Jersey 08332	Owned	$	303
227 Bridgeton Pike Mantua, New Jersey 08051	Owned	$	495
271 Lambs Road Sewell, New Jersey 08080	Owned	$	315
Route 77 and Big Oak Road Upper Deerfield Township, New Jersey 08302	Owned	$	389
1771 South Lincoln Avenue Vineland, New Jersey 08361	Owned	$	330
125 West Landis Avenue Vineland, New Jersey 08360	Owned	$	557

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	As of Feb. 19, 2010	3.25%	0.11%	0.39%	3.78%

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Characteristics of Publicly-Traded Thrifts
February 19, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,415	13	06-30	06/96	3.10	35
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,345	1	06-30	03/05	12.71	104
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	894 S	9	12-31	08/02	6.50	28
KFED	K-Fed Bancorp MHC of CA (33.4)	NASDAQ	Covina, CA	Thrift	878	9	06-30	03/04	8.02	107
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	520 S	4	12-31	01/96	6.00	10
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	4,820	102	12-31	11/83	1.19	59
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	561 S	8	12-31	05/03	2.65	11
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	60,268	119	12-31	06/05	13.16	6,929
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	42,167	220	12-31	11/93	15.62	6,767
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	20,252	86	12-31	11/93	13.31	1,292
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	Lockport, NY	Thrift	14,137 S	116	12-31	01/03	13.86	2,609
ISBC	Investors Bcrp MHC of NJ(43.5)	NASDAQ	Short Hills, NJ	Thrift	8,215 S	50	06-30	10/05	12.11	1,386
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,025	167	06-30	12/09	11.89	1,316
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,669 J	86	12-31	01/03	10.86	650
BNCL	Beneficial Mut MHC of PA(44.1)	NASDAQ	Philadelphia, PA	Thrift	4,445 S	73	12-31	07/07	9.37	767
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,177 S	15	12-31	11/95	12.89	401
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,952	21	12-31	06/96	11.90	409
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	3,680	105	12-31	/	5.97	458
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,573 S	29	12-31	11/86	29.25	207
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,918	35	09-30	01/04	8.48	331
KRNY	Kearny Fin Cp MHC of NJ (26.5)	NASDAQ	Fairfield, NJ	Thrift	2,203	26	06-30	02/05	9.89	682
ORIT	Oritani Fin Cp MHC of NJ(25.7)	NASDAQ	Twnship of WA NJ	Thrift	2,007	20	06-30	01/07	13.80	511
NFBK	Northfield Bcp MHC of NY(45.1)	NASDAQ	Avenel, NY	Thrift	2,002	18	12-31	11/07	13.62	606
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	1,989	23	12-31	07/96	10.00	188
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,979 S	23	12-31	06/90	12.32	149
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,916	48	06-30	07/87	7.30	40
ROMA	Roma Fin Corp MHC of NJ (27.0)	NASDAQ	Robbinsville, NJ	Thrift	1,266 S	10	12-31	07/06	11.98	371
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,238	19	12-31	06/07	7.71	162
FXCB	Fox Chase Bncp MHC of PA(41.0)	NASDAQ	Hatboro, PA	Thrift	1,174	12	12-31	10/06	9.23	126
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,070 S	8	12-31	10/07	8.62	56
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,067 S	20	12-31	02/08	7.00	93
CSBK	Clifton Svg Bp MHC of NJ(37.1)	NASDAQ	Clifton, NJ	Thrift	1,060	10	03-31	03/04	8.96	238
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,034	13	09-30	04/07	11.62	164
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	996 S	4	12-31	/	4.15	42
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	840	6	09-30	08/87	13.68	50
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	812	10	03-31	10/94	8.17	20
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	770 P	8	12-31	12/09	9.81	72
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	736	13	09-30	06/88	5.00	15
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	714	15	12-31	07/94	18.90	51
MLVF	Malvern Fed Bncp MHC PA(45.0)	NASDAQ	Paoli, PA	Thrift	682	8	09-30	05/08	9.45	58
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	586	18	09-30	04/08	8.90	28
ONFC	Oneida Financl MHC of NY(44.9)	NASDAQ	Oneida, NY	Thrift	574 S	13	12-31	12/98	9.50	74
COBK	Colonial Bank MHC of NJ (44.8)	NASDAQ	Bridgeton, NJ	Thrift	570 S	7	12-31	06/05	8.00	35
MGYR	Magyar Bancorp MHC of NJ(44.5)	NASDAQ	Nw Brunswick, NJ	Thrift	558	5	09-30	01/06	3.35	19
PBCI	Pamrapo Bancorp, Inc. of NJ (3)	NASDAQ	Bayonne, NJ	Thrift	558	11	12-31	11/89	8.10	40
BFSB	Brooklyn Fed MHC of NY (24.7)	NASDAQ	Brooklyn, NY	Thrift	532	4	09-30	04/05	7.63	98
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	510 S	6	12-31	07/06	5.94	79
PBIP	Prudential Bncp MHC PA (29.3)	NASDAQ	Philadelphia, PA	Thrift	506	7	09-30	03/05	9.47	98
FKFS	First Keystone Fin., Inc of PA (3)	NASDAQ	Media, PA	Thrift	506	8	09-30	01/95	11.72	29
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	506 S	11	12-31	03/85	15.46	30
GCBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Catskill, NY	Thrift	473	10	06-30	12/98	15.01	62
ALLB	Alliance Bank MHC of PA (42.0)	NASDAQ	Broomall, PA	Thrift	464	9	12-31	01/07	8.30	56
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	447 S	5	12-31	08/88	2.45	19

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Characteristics of Publicly-Traded Thrifts
February 19, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
LSBK	Lake Shore Bnp MHC of NY(41.3)	NASDAQ	Dunkirk, NY	Thrift	422 S	8	12-31	04/06	8.00	49
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	397 P	5	06-30	01/10	10.30	48
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	392	6	06-30	11/93	13.96	29
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	365 S	8	12-31	11/95	5.50	14
MSBF	MSB Fin Corp MHC of NJ (41.8)	NASDAQ	Millington, NJ	Thrift	364	4	06-30	01/07	7.49	39
FFCO	FedFirst Fin MHC of PA (42.5)	NASDAQ	Monessen, PA	Thrift	354 S	9	12-31	04/05	3.60	23
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	330	5	12-31	03/05	8.75	60
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	227	6	09-30	04/07	7.30	14
IFSB	Independence FSB of DC (3)	NASDAQ	Washington, DC	Thrift	167 S	4	12-31	06/85	1.47	2
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	14,823 S	164	12-31	04/97	0.61	286
TFSL	TFS Fin Corp MHC of OH (26.5)	NASDAQ	Cleveland, OH	Thrift	10,726	37	09-30	04/07	12.88	3,971
CFFN	Capitol Fd Fn MHC of KS (29.6)	NASDAQ	Topeka, KS	Thrift	8,375	38	09-30	04/99	34.45	2,550
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	4,459	79	03-31	07/92	1.25	27
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	3,512	78	12-31	10/03	6.61	305
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,259	47	06-30	01/99	3.31	56
TONE	TierOne Corp. of Lincoln NE (3)	NASDAQ	Lincoln, NE	Thrift	3,161 J	69	12-31	10/02	0.67	12
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,338	39	12-31	07/98	1.54	48
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,058	27	12-31	10/95	10.14	82
CTZN	Citizens First Bancorp of MI (3)	NASDAQ	Port Huron, MI	Thrift	1,933 J	24	12-31	03/01	0.26	2
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,868	10	12-31	10/05	2.27	71
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,575 S	18	12-31	06/05	9.89	212
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,560 S	9	09-30	09/85	20.75	163
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,434	12	09-30	12/98	6.30	64
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,397 S	21	12-31	12/99	6.01	42
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,175	33	06-30	04/92	10.24	71
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,082	21	12-31	07/98	3.50	38
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	1,036	15	12-31	06/94	5.09	22
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,022 S	19	12-31	02/98	10.98	39
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	916	16	09-30	09/93	21.00	56
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	869	17	06-30	12/92	2.27	18
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	603 S	4	12-31	07/06	6.67	54
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	567	12	09-30	11/06	4.00	20
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	491	7	09-30	12/08	10.40	25
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	457 S	12	12-31	01/99	14.34	40
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	455	11	12-31	03/96	14.84	20
LBCP	Liberty Bancorp, Inc. of MO (3)	NASDAQ	Liberty, MO	Thrift	406	6	09-30	07/06	7.75	28
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	403	11	03-31	01/03	6.30	19
UCBA	United Comm Bncp MHC IN (40.8)	NASDAQ	Lawrenceburg, IN	Thrift	398	6	06-30	03/06	6.42	50
LPSB	LaPorte Bancrp MHC of IN(45.6)	NASDAQ	La Porte, IN	Thrift	388 S	7	12-31	10/07	4.79	22
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	385 S	8	12-31	12/96	12.42	19
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	364 S	5	12-31	02/95	10.00	16
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	342	7	12-31	01/04	7.97	71
FFHS	First Franklin Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	304 S	8	12-31	01/88	6.80	11
JXSB	Jcksnville Bcp MHC of IL(45.9)	NASDAQ	Jacksonville, IL	Thrift	295 S	8	12-31	04/95	11.89	23
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	280 S	4	12-31	12/98	1.15	5
KFFB	KY Fst Fed Bp MHC of KY (39.9)	NASDAQ	Hazard, KY	Thrift	239	4	06-30	03/05	10.22	80
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	239 S	9	12-31	04/05	1.79	5
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	222 S	4	12-31	08/96	4.20	5
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	210	11	06-30	12/93	8.94	14
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	198	4	06-30	04/96	13.25	13
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	21,255	303	12-31	04/07	15.80	5,451
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	8,434	89	12-31	04/04	11.89	1,261
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,700	42	12-31	06/00	18.36	255
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,616	17	12-31	07/02	9.76	576
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	2,500	15	12-31	01/08	13.94	303

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Characteristics of Publicly-Traded Thrifts
February 19, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
RCKB	Rockville Fin MHC of CT (42.9)	NASDAQ	Vrn Rockville CT	Thrift	1,564 S	20	12-31	05/05	10.15	190
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,247 S	13	12-31	12/07	13.43	226
EBSB	Meridian Fn Serv MHC MA (43.4)	NASDAQ	East Boston, MA	Thrift	1,211	14	12-31	01/08	9.85	219
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,191	11	12-31	01/07	8.34	249
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	946	17	12-31	10/05	9.33	81
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	926	9	12-31	12/88	32.89	70
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	903 S	28	12-31	05/86	10.00	58
SIFI	SI Fin Gp Inc MHC of CT (38.2)	NASDAQ	Willimantic, CT	Thrift	873 S	20	12-31	10/04	5.00	59
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	807 S	7	12-31	05/86	11.95	54
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	575	8	06-30	01/07	9.80	71
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	558	11	03-31	10/86	8.60	14
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	544	6	12-31	07/06	12.41	79
NVSL	Naug Vlly Fin MHC of CT (40.5)	NASDAQ	Naugatuck, CT	Thrift	542 S	9	12-31	10/04	5.80	41
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	480	7	06-30	10/04	3.79	25
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	459	5	12-31	07/06	11.75	45
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	249 S	7	04-30	12/87	6.70	14
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	12,663	136	09-30	11/82	19.54	2,197
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,315	1	12-31	10/07	6.30	119
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	858	18	03-31	10/97	2.59	28
RPFG	Rainier Pacific Fin Grp of WA (3)	NASDAQ	Tacoma, WA	Thrift	764 S	14	12-31	10/03	0.16	1
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	716	22	09-30	01/98	3.90	27
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,476	53	09-30	11/83	11.90	197
SUPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	3,222	69	12-31	12/98	2.94	34
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	NASDAQ	Waycross, GA	Thrift	945 S	13	12-31	10/04	1.50	20
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	792	14	12-31	10/02	4.65	35
TSH	Teche Hldng Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	757	20	09-30	04/95	31.69	67
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	750	18	12-31	05/96	3.88	19
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	671	5	06-30	07/03	4.45	30
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	541	10	03-31	03/88	4.15	18
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	525	11	12-31	10/08	12.26	108
HBOS	Heritage Fn Gp MHC of GA(24.4)	NASDAQ	Albany, GA	Thrift	470 S	7	12-31	06/05	8.90	93
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	353 S	4	12-31	11/07	10.50	47
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	332 S	3	12-31	07/07	14.53	76
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	271 S	5	12-31	04/97	14.00	18
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	269 P	8	12-31	01/10	10.92	30
South-West Companies										
VPFG	ViewPoint Finl MHC of TX(43.1)	NASDAQ	Plano, TX	Thrift	2,350 S	31	12-31	10/06	14.49	361
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,108 P	17	12-31	01/10	10.99	131
OSBK	Osage Bancshares, Inc. of OK (3)	NASDAQ	Pawhuska, OK	Thrift	161	2	06-30	01/07	8.50	23
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO (3)	NASDAQ	Denver, CO	Thrift	2,628 S	3	12-31	10/96	2.64	72
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,390	26	12-31	07/09	19.71	241
HOMB	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	822	17	09-30	12/07	13.46	225
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 02/19/10

EXHIBIT III-2

Publicly-Traded Mid-Atlantic Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of February 19, 2010

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	9.51	287.53	-0.14	12.19	17.93	81.45	9.88	89.82	19.51	0.25	2.18	31.97	2,649	11.27	10.52	3.16	-0.16	-0.32	-0.14	-0.82
	Special Selection Grouping(8)	10.00	466.89	0.22	11.23	18.27	96.98	11.44	109.92	18.31	0.29	2.51	46.55	4,090	11.22	10.32	2.47	0.06	0.95	0.18	2.12
	Comparable Group																				
	Special Comparative Group(8)																				
ABBC	Abington Bancorp, Inc. of PA	7.71	162.29	-0.33	10.18	NM	75.74	13.11	75.74	NM	0.20	2.59	NM	1,238	17.31	17.31	4.64	-0.59	-3.16	-0.58	-3.07
ALLB	Alliance Bank MHC of PA (42.0)	8.30	23.85	0.22	7.14	NM	116.25	12.13	116.25	37.73	0.12	1.45	60.00	464	10.43	10.43	2.33	0.31	2.79	0.34	3.07
AF	Astoria Financial Corp. of NY	13.31	1292.19	0.31	12.45	NM	106.91	6.38	126.28	NM	0.52	3.91	NM	20,252	5.97	5.10	NA	0.13	2.35	0.14	2.51
BCSB	BCSB Bancorp, Inc. of MD	8.90	27.78	-0.59	15.93	NM	55.87	4.74	55.97	NM	0.00	0.00	NM	586	10.26	10.25	1.20	-0.37	-3.61	-0.32	-3.09
BFED	Beacon Federal Bancorp of NY	8.62	56.38	1.12	15.40	9.17	55.97	5.27	55.97	7.70	0.20	2.32	21.28	1,070	9.42	9.42	NA	0.59	6.15	0.71	7.33
BNCL	Beneficial Mut MHC of PA(44.1)	9.37	339.08	0.11	7.76	NM	120.75	17.26	152.36	NM	0.00	0.00	0.00	4,445	14.29	11.67	3.49	0.20	1.32	0.22	1.46
BFSB	Brooklyn Fed MHC of NY (24.7)	7.63	23.21	0.24	6.40	NM	119.22	18.47	119.22	31.79	0.44	5.77	NM	532	15.50	15.50	11.76	0.27	1.67	0.59	3.64
CMSB	CMS Bancorp Inc of W Plains NY	7.30	13.60	-0.33	11.22	NM	65.06	5.98	65.06	NM	0.00	0.00	NM	227	9.20	9.20	NA	-0.15	-1.58	-0.27	-2.89
CBNJ	Cape Bancorp, Inc. of NJ	7.00	93.20	-3.73	9.36	NM	74.79	8.73	91.86	NM	0.00	0.00	NM	1,067	11.68	9.72	NA	-5.56	-42.09	-4.51	-34.13
CARV	Carver Bancorp, Inc. of NY	8.17	20.22	0.62	18.60	NM	43.92	2.49	44.19	13.18	0.40	4.90	NM	812	8.01	7.98	4.12	0.05	0.64	0.19	2.50
CSBK	Clifton Svg Bp MHC of NJ(37.1)	8.96	88.87	0.21	6.61	NM	135.55	22.42	135.55	NM	0.20	2.23	NM	1,060	16.54	16.54	NA	0.53	3.05	0.56	3.21
COBK	Colonial Bank MHC of NJ (44.8)	8.00	15.85	0.43	10.02	26.67	79.84	6.21	79.84	18.60	0.00	0.00	0.00	570	7.77	7.77	0.70	0.24	3.18	0.35	4.56
DCOM	Dime Community Bancshars of NY	11.90	409.31	0.93	8.57	15.66	138.86	10.36	171.22	12.80	0.56	4.71	73.68	3,952	7.46	6.13	0.35	0.66	9.18	0.80	11.23
ESBF	ESB Financial Corp. of PA	12.32	148.54	1.08	13.87	12.57	88.82	7.50	119.61	11.41	0.40	3.25	40.82	1,979	8.48	6.45	NA	0.60	7.99	0.66	8.81
ESSA	ESSA Bancorp, Inc. of PA	11.62	164.12	0.38	12.90	29.79	90.08	15.87	90.08	30.58	0.20	1.72	51.28	1,034	17.62	17.62	NA	0.53	2.94	0.51	2.87
ESBK	Elmira Svgs Bank, FSB of NY	15.46	29.67	1.80	18.72	6.69	82.59	5.86	130.13	8.59	0.80	5.17	34.63	506	10.73	8.35	NA	0.91	8.82	0.71	6.87
FFCO	FedFirst Fin MHC of PA (42.5)	3.60	9.68	0.24	6.62	NM	54.38	6.44	55.81	15.00	0.00	0.00	NM	354	11.86	11.59	NA	-0.58	-5.00	0.44	3.75
FSBI	Fidelity Bancorp, Inc. of PA	5.00	15.24	0.07	13.20	NM	37.88	2.07	40.58	NM	0.08	1.60	NM	736	6.38	6.04	2.51	-0.49	-7.50	0.03	0.44
FKFS	First Keystone Fin., Inc of PA(7)	11.72	28.51	-0.71	13.22	NM	88.65	5.64	88.65	NM	0.00	0.00	NM	506	6.38	6.38	NA	-0.54	-8.48	-0.33	-5.24
FNFG	First Niagara Fin. Group of NY	13.86	2608.66	0.48	12.66	35.54	109.48	18.45	180.47	28.88	0.56	4.04	NM	14,137	16.86	10.95	0.52	0.68	3.98	0.84	4.90
FFIC	Flushing Fin. Corp. of NY	12.89	401.24	0.81	11.18	15.35	115.30	9.61	121.60	15.91	0.52	4.03	61.90	4,177	9.98	9.58	2.32	0.66	8.32	0.63	8.02
FXCB	Fox Chase Bncp MHC of PA(41.0)	9.23	52.16	-0.16	9.08	NM	101.65	10.70	101.65	NM	0.00	0.00	NM	1,174	10.53	10.53	2.87	-0.10	-0.88	-0.19	-1.76
GCBC	Green Co Bcrp MHC of NY (43.9)	15.01	27.03	1.39	10.36	13.28	144.88	13.06	144.88	10.80	0.68	4.53	60.18	473	9.01	9.01	0.78	1.01	11.53	1.24	14.18
HARL	Harleysville Svgs Fin Cp of PA	13.68	49.86	1.40	13.97	10.94	97.92	5.94	97.92	9.77	0.76	5.56	60.80	840	6.06	6.06	NA	0.55	9.20	0.62	10.31
HCBK	Hudson City Bancorp, Inc of NJ	13.16	6928.66	1.00	10.14	13.16	129.78	11.50	133.74	13.16	0.60	4.56	60.00	60,268	8.86	8.62	1.07	0.92	10.22	0.92	10.22
IFSB	Independence FSB of DC	1.47	2.28	-0.21	6.43	NM	22.86	1.36	22.86	NM	0.00	0.00	NM	167	5.96	5.96	6.39	-0.06	-1.23	-0.18	-3.70
ISBC	Investors Bcrp MHC of NJ(43.5)	12.11	603.66	0.35	7.28	NM	166.35	16.87	170.80	34.60	0.00	0.00	NM	8,215	10.14	9.90	NA	-0.78	-7.42	0.53	4.99
KRNY	Kearny Fin Cp MHC of NJ (26.5)	9.89	181.23	0.09	6.97	NM	141.89	30.96	171.40	NM	0.20	2.02	NM	2,203	21.82	18.76	NA	0.26	1.15	0.29	1.30
LSBK	Lake Shore Bnp MHC of NY(41.3)	8.00	20.46	0.40	9.06	22.22	88.30	11.70	88.30	20.00	0.24	3.00	66.67	422	13.25	13.25	NA	0.54	4.10	0.60	4.56
MSBF	MSB Fin Corp MHC of NJ (41.8)	7.49	16.63	0.08	7.62	NM	98.29	10.83	98.29	NM	0.12	1.60	NM	364	11.02	11.02	NA	0.09	0.77	0.12	1.03
MGYR	Magyar Bancorp MHC of NJ(44.5)	3.35	8.60	-1.74	6.91	NM	48.48	3.46	48.48	NM	0.00	0.00	NM	558	7.14	7.14	NA	-1.66	-23.30	-1.80	-25.18
MLVF	Malvern Fed Bncp MHC PA(45.0)	9.45	26.17	0.30	11.36	35.00	83.19	8.45	83.19	31.50	0.12	1.27	44.44	682	10.16	10.16	3.42	0.24	2.38	0.27	2.64
NECB	NE Comm Bncrp MHC of NY (45.0)	5.94	35.35	0.02	8.29	NM	71.65	15.41	72.88	NM	0.12	2.02	NM	510	21.50	21.22	1.54	0.03	0.12	0.06	0.24
NYB	New York Community Bcrp of NY	15.62	6766.54	1.31	12.42	16.27	125.76	16.05	238.11	11.92	1.00	6.40	NM	42,167	12.76	7.17	1.41	1.20	9.28	1.64	12.67
NFBK	Northfield Bcp MHC of NY(45.1)	13.62	275.48	0.27	8.81	NM	154.60	30.25	161.37	NM	0.16	1.17	59.26	2,002	19.56	18.90	2.55	0.64	3.07	0.64	3.07
NWBI	Northwest Bancshares Inc of PA	11.89	1315.53	0.37	11.90	39.63	99.92	16.39	115.32	32.14	0.40	3.36	NM	8,025	16.41	14.53	1.81	0.46	4.32	0.57	5.33
OBAF	OBA Financial Serv. Inc of MD	10.30	47.68	-0.09	16.92	NM	60.87	12.00	60.87	NM	0.00	0.00	NM	397	0.00	0.00	NA	-0.30	NM	-0.10	NM
OSHC	Ocean Shore Holding Co. of NJ	9.81	71.69	0.72	13.01	16.91	75.40	9.31	75.40	13.63	0.24	2.45	41.38	770	7.69	7.69	0.25	0.55	7.15	0.68	8.88
OCFC	OceanFirst Fin. Corp of NJ	10.00	188.22	0.63	9.75	15.15	102.56	9.46	102.56	15.87	0.48	4.80	72.73	1,989	9.23	9.23	1.55	0.65	7.87	0.62	7.51
ONFC	Oneida Financl MHC of NY(44.9)	9.50	33.40	0.67	6.97	16.38	136.30	12.96	251.32	14.18	0.48	5.05	NM	574	9.95	5.86	NA	0.82	8.45	0.95	9.77
ORIT	Oritani Fin Cp MHC of NJ(25.7)	13.80	131.90	0.32	6.69	NM	206.28	25.47	206.28	NM	0.30	2.17	NM	2,007	12.35	12.35	NA	0.55	4.24	0.63	4.85
PBCI	Pamrapo Bancorp, Inc. of NJ(7)	8.10	39.98	-0.45	9.77	NM	82.91	7.17	82.91	NM	0.00	0.00	NM	558	8.65	8.65	NA	-1.14	-12.81	-0.38	-4.30
PVSA	Parkvale Financial Corp of PA	7.30	40.23	1.02	21.73	NM	33.59	2.10	44.32	7.16	0.20	2.74	NM	1,916	7.91	6.50	1.90	-0.58	-7.19	0.30	3.67
PBHC	Pathfinder BC MHC of NY (36.3)	5.50	4.96	0.71	9.00	7.86	61.11	3.74	73.83	7.75	0.12	2.18	17.14	365	7.79	6.81	NA	0.49	8.02	0.50	8.13
PFS	Provident Fin. Serv. Inc of NJ	10.86	649.67	-1.92	14.58	NM	74.49	9.74	126.43	NM	0.44	4.05	NM	6,669	13.09	8.14	1.33	-1.79	-12.18	-1.76	-11.99
PBNY	Provident NY Bncrp, Inc. of NY	8.48	331.24	0.33	10.76	12.85	78.81	11.35	130.26	25.70	0.24	2.83	36.36	2,918	14.40	9.24	1.01	0.88	6.12	0.44	3.06
PBIP	Prudential Bncp MHC PA (29.3)	9.47	28.70	0.08	5.41	NM	175.05	19.33	175.05	NM	0.20	2.11	NM	506	11.04	11.04	1.34	-0.35	-3.14	0.16	1.48
ROMA	Roma Fin Corp MHC of NJ (27.0)	11.98	100.01	0.13	6.91	NM	173.37	29.26	173.88	NM	0.32	2.67	NM	1,266	17.00	16.96	NA	0.32	1.73	0.35	1.87
ROME	Rome Bancorp, Inc. of Rome NY	8.75	59.96	0.44	8.81	19.44	99.32	18.17	99.32	19.89	0.36	4.11	NM	330	18.30	18.30	0.58	0.92	5.14	0.90	5.03
SVBI	Severn Bancorp, Inc. of MD	4.15	41.78	-1.41	8.20	NM	50.61	4.19	50.80	NM	0.00	0.00	NM	996	10.97	10.94	NA	-1.30	-11.28	-1.44	-12.52
THRD	TF Fin. Corp. of Newtown PA	18.90	50.50	1.42	26.81	11.18	70.50	7.08	75.27	13.31	0.80	4.23	47.34	714	10.04	9.46	NA	0.63	6.44	0.53	5.41
TRST	TrustCo Bank Corp NY of NY	5.97	457.61	0.36	3.21	16.14	185.98	12.43	186.56	16.58	0.25	4.19	67.57	3,680	6.69	6.67	NA	0.79	11.78	0.77	11.46
WSB	WSB Holdings, Inc. of Bowie MD	2.45	19.23	-0.73	6.77	NM	36.19	4.30	36.19	NM	0.00	0.00	NM	447	11.89	11.89	7.81	-1.23	-10.23	-1.26	-10.52
WSFS	WSFS Financial Corp. of DE	29.25	207.09	-0.93	35.38	NM	82.67	5.80	86.62	NM	0.48	1.64	NM	3,573	8.48	8.19	2.23	-0.08	-1.04	-0.19	-2.55
WVFC	WVS Financial Corp. of PA	13.96	28.84	0.73	14.86	20.53	93.94	7.37	93.94	19.12	0.64	4.58	NM	392	7.84	7.84	0.42	0.34	4.52	0.36	4.85

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.

(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-Atlantic Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Peer Group Market Area Comparative Analysis

Exhibit III-3
Colonial Bankshares, Inc.
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2009 (000)	Projected Population 2014 (000)	2000-2009 % Change (%)	2009-2014 % Change (%)	Per Capita Income 2009 Amount ($000)	Per Capita Income % State Average (%)	2009 Deposit Market Share(1) (%)	Unemployment Rate 12/31/2009 (%)
Beacon Federal Bancorp - NY	Onondaga	458	456	453	-0.5%	-0.7%	$ 27,590	92.3%	4.9%	7.6%
ESSA Bancorp, Inc. - PA	Monroe	139	175	192	25.9%	10.0%	23,928	88.9%	19.5%	9.3%
Elmira Savings Bank- NY	Chemung	91	88	86	-3.0%	-2.3%	23,177	77.5%	22.0%	8.8%
Fidelity Bancorp, Inc. -PA	Allegheny	1,282	1,230	1,202	-4.1%	-2.3%	28,655	106.5%	0.7%	7.2%
Harleysville Savings Financial Corp.- PA	Montgomery	750	787	801	4.9%	1.8%	40,149	149.2%	2.1%	6.8%
Newport Bancorp, Inc.- RI	Newport	85	84	82	-1.8%	-2.6%	34,587	127.2%	11.5%	11.5%
Rome Bancorp, Inc.- NY	Oneida	235	233	232	-0.9%	-0.6%	23,181	77.5%	7.2%	7.5%
TF Financial Corp. of Newton- PA	Bucks	598	634	648	6.1%	2.2%	36,801	136.7%	1.6%	7.2%
WVS Financial Corp.- PA	Allegheny	1,282	1,230	1,202	-4.1%	-2.3%	28,655	106.5%	0.2%	7.2%
Westfield Finanical - MA	Hampden	456	460	458	0.8%	-0.4%	24,215	69.4%	8.2%	10.6%
	Averages:	**538**	**538**	**536**	**2.3%**	**0.3%**	**$ 29,094**	**103.2%**	**7.8%**	**8.4%**
	Medians:	**457**	**458**	**456**	**-0.7%**	**-0.6%**	**$ 28,123**	**99.4%**	**6.1%**	**7.6%**
Colonial Bankshares, Inc.	**Cumberland**	**146**	**157**	**163**	**7.4%**	**3.4%**	**$ 21,457**	**62.3%**	**16.5%**	**14.2%**
	Gloucester	**255**	**291**	**311**	**14.4%**	**6.6%**	**$ 29,807**	**86.6%**	**1.8%**	**10.5%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2009.

Sources: SNL Financial LC, FDIC.

EXHIBIT IV-1

Stock Prices:
As of February 19, 2010

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Table IV-1A
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(111)	9.63	32,523	348.3	12.16	6.71	9.53	0.08	14.22	2.84	-0.26	-0.24	13.72	12.59	149.61
NYSE Traded Companies(6)	8.91	202,357	1,719.0	10.95	5.32	8.72	0.60	25.24	1.48	-0.89	-0.95	9.47	6.24	104.42
AMEX Traded Companies(1)	31.69	2,099	66.5	35.75	25.00	30.81	2.86	17.37	-0.06	3.46	3.85	34.46	32.69	360.77
NASDAQ Listed OTC Companies(104)	9.45	22,638	268.9	12.00	6.61	9.37	0.02	13.53	2.95	-0.26	-0.24	13.77	12.77	150.22
California Companies(4)	7.08	6,394	44.4	10.21	3.69	7.42	-4.64	37.26	15.31	0.47	-0.01	13.34	13.34	199.32
Florida Companies(2)	1.92	26,686	34.8	6.94	1.21	2.11	-8.01	-33.84	0.75	-2.69	-2.86	5.24	5.08	116.51
Mid-Atlantic Companies(34)	10.63	54,820	709.3	12.54	7.16	10.48	1.24	14.71	3.53	0.06	0.22	13.43	11.91	152.57
Mid-West Companies(33)	7.56	22,534	56.6	10.80	4.94	7.55	-1.43	19.27	2.78	-0.67	-0.79	13.97	13.19	168.71
New England Companies(16)	12.81	39,668	550.5	14.99	9.98	12.60	1.87	11.93	0.67	0.40	0.43	15.14	13.09	139.58
North-West Companies(5)	6.50	31,105	474.5	8.44	3.82	6.31	0.40	-15.06	-5.32	-2.26	-1.12	9.57	8.38	96.82
South-East Companies(12)	11.18	5,868	58.4	13.69	8.59	10.98	3.16	11.41	4.93	-0.15	-0.29	15.90	15.18	142.69
South-West Companies(2)	9.75	7,333	77.1	11.30	8.68	9.81	-0.87	10.29	-2.51	0.08	-0.01	12.56	12.36	75.66
Western Companies (Excl CA)(3)	11.94	18,759	179.4	14.93	7.60	11.88	-5.16	30.41	1.99	0.42	0.07	12.53	12.53	86.31
Thrift Strategy(105)	9.59	29,993	308.8	12.03	6.69	9.50	0.30	15.28	2.69	-0.22	-0.17	13.70	12.58	148.15
Mortgage Banker Strategy(3)	2.15	30,308	46.9	8.59	1.55	2.23	-4.34	-17.75	1.93	-2.01	-2.81	6.91	6.75	111.04
Real Estate Strategy(1)	2.27	7,979	18.1	4.39	1.20	2.79	-18.64	-27.01	17.01	-1.70	-2.50	6.71	6.71	108.95
Diversified Strategy(2)	22.53	176,040	2,829.0	26.20	15.60	21.80	2.89	12.69	4.37	-0.04	-0.33	25.08	22.08	283.17
Companies Issuing Dividends(70)	11.71	38,501	508.6	14.26	8.13	11.59	0.87	18.85	0.65	0.35	0.27	14.93	13.53	162.56
Companies Without Dividends(41)	5.68	21,215	45.1	8.19	4.02	5.64	-1.40	5.46	6.99	-1.42	-1.20	11.44	10.82	125.12
Equity/Assets <6%(13)	5.44	58,609	159.5	8.24	2.30	5.41	-6.66	-3.74	-5.43	-2.49	-1.53	9.29	8.85	197.02
Equity/Assets 6-12%(67)	9.37	17,412	178.9	12.25	6.37	9.31	0.40	16.00	5.27	-0.03	-0.16	14.56	13.58	174.28
Equity/Assets >12%(31)	11.65	54,952	770.6	13.38	8.99	11.46	1.81	16.86	0.70	0.04	0.05	13.55	11.85	81.07
Converted Last 3 Mths (no MHC)(5)	10.78	27,452	319.2	11.48	8.62	10.61	1.65	21.77	7.44	0.22	0.25	15.09	14.78	90.70
Actively Traded Companies(6)	16.98	27,447	506.3	19.33	9.64	16.73	2.02	51.41	5.28	1.42	1.08	19.64	18.44	255.78
Market Value Below $20 Million(24)	5.43	3,871	12.3	8.35	3.77	5.44	-2.16	-6.06	4.05	-1.48	-1.14	12.16	11.98	168.58
Holding Company Structure(105)	9.44	34,101	365.2	12.02	6.64	9.33	0.20	13.56	2.72	-0.35	-0.32	13.68	12.55	147.59
Assets Over $1 Billion(51)	9.94	65,802	717.1	12.86	6.68	9.81	-0.07	21.97	1.70	-0.37	-0.41	12.99	11.29	136.84
Assets $500 Million-$1 Billion(34)	9.67	5,621	46.5	11.75	6.33	9.59	0.09	5.26	5.42	-0.34	-0.14	14.12	13.17	176.51
Assets $250-$500 Million(18)	10.06	3,384	30.7	12.15	8.26	9.96	1.32	8.80	-1.34	0.27	0.15	15.58	15.20	147.10
Assets less than $250 Million(8)	6.52	1,862	11.3	9.54	4.94	6.64	-1.74	14.80	8.97	-0.47	-0.52	12.49	12.38	125.95
Goodwill Companies(65)	10.03	42,563	542.0	12.77	6.73	9.89	0.52	15.83	1.44	-0.39	-0.27	13.93	12.00	158.48
Non-Goodwill Companies(45)	9.01	18,462	71.6	11.30	6.60	9.00	-0.60	12.12	4.89	-0.07	-0.21	13.35	13.35	138.11
Acquirors of FSLIC Cases(2)	10.51	56,996	1,099.7	12.83	5.36	10.43	-3.05	17.17	-0.48	0.09	-0.02	10.93	9.80	110.27

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Table IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(38)	9.17	28,491	116.4	11.41	6.90	8.95	2.99	5.51	1.43	0.08	0.15	7.86	7.44	70.82
NASDAQ Listed OTC Companies(38)	9.17	28,491	116.4	11.41	6.90	8.95	2.99	5.51	1.43	0.08	0.15	7.86	7.44	70.82
California Companies(1)	8.02	13,292	35.6	10.33	6.15	8.15	-1.60	8.38	-8.76	0.20	0.22	6.94	6.63	66.02
Mid-Atlantic Companies(21)	9.06	24,265	97.4	11.10	6.96	8.80	3.19	7.79	-2.09	0.10	0.21	7.87	7.47	70.84
Mid-West Companies(8)	11.36	55,590	241.0	14.39	8.86	11.15	3.15	9.56	8.35	0.24	0.15	8.75	8.07	70.59
New England Companies(5)	6.92	13,263	45.3	8.85	4.44	6.85	1.57	0.49	3.53	0.08	0.30	7.51	7.19	72.58
South-East Companies(2)	5.20	11,919	14.8	7.30	3.13	4.73	7.28	-21.65	11.05	-0.85	-0.80	5.47	5.42	57.79
South-West Companies(1)	14.49	24,929	155.7	16.13	10.47	14.37	0.84	1.68	0.56	0.08	-0.08	8.09	8.04	94.26
Thrift Strategy(38)	9.17	28,491	116.4	11.41	6.90	8.95	2.99	5.51	1.43	0.08	0.15	7.86	7.44	70.82
Companies Issuing Dividends(27)	10.35	28,625	120.0	12.80	7.84	10.14	2.27	6.59	0.90	0.24	0.29	7.95	7.52	68.70
Companies Without Dividends(11)	6.28	28,164	107.5	7.99	4.58	6.04	4.77	2.85	2.74	-0.32	-0.21	7.65	7.25	76.02
Equity/Assets 6-12%(22)	9.02	17,745	89.3	11.44	6.79	8.81	3.23	4.01	1.95	0.03	0.15	8.08	7.69	88.12
Equity/Assets >12%(16)	9.39	43,267	153.6	11.36	7.06	9.14	2.67	7.56	0.72	0.15	0.14	7.56	7.10	47.03
Market Value Below $20 Million(2)	4.43	4,126	6.8	7.75	3.70	4.50	-2.14	-0.03	-9.02	-0.46	-0.52	7.96	7.18	121.80
Holding Company Structure(35)	9.20	29,500	122.0	11.40	6.87	8.98	3.04	6.10	1.94	0.08	0.14	7.99	7.55	72.46
Assets Over $1 Billion(14)	12.36	64,096	280.9	14.72	9.23	12.06	3.43	11.57	2.26	0.13	0.18	7.80	7.55	61.74
Assets $500 Million-$1 Billion(11)	6.70	9,647	23.0	9.41	5.28	6.51	3.26	-6.61	-4.42	-0.14	-0.08	7.35	6.98	75.20
Assets $250-$500 Million(12)	7.64	5,945	17.0	9.07	5.43	7.48	2.30	10.40	6.54	0.23	0.34	8.44	7.91	80.75
Assets less than $250 Million(1)	10.22	7,861	32.1	15.00	9.75	9.99	2.30	-4.93	-7.09	0.00	0.00	7.38	5.49	30.46
Goodwill Companies(21)	8.52	38,066	144.8	10.50	6.26	8.37	2.08	3.41	2.62	0.04	0.14	7.62	6.87	68.83
Non-Goodwill Companies(17)	9.98	16,663	81.2	12.53	7.69	9.67	4.12	8.10	-0.04	0.12	0.16	8.15	8.15	73.28
MHC Institutions(38)	9.17	28,491	116.4	11.41	6.90	8.95	2.99	5.51	1.43	0.08	0.15	7.86	7.44	70.82

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Table IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	MostRcnt YrEnd(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	13.31	97,084	1,292.2	14.08	5.85	12.89	3.26	93.74	7.08	0.29	0.31	12.45	10.54	208.60
BBX	BankAtlantic Bancorp Inc of FL*	1.19	49,220	58.6	6.68	0.66	1.26	-5.56	-11.85	-8.46	-3.68	-3.88	2.97	2.65	97.93
FBC	Flagstar Bancorp, Inc. of MI*	0.61	468,771	286.0	2.22	0.53	0.62	-1.61	-12.86	1.67	-1.38	-1.88	0.86	0.86	31.62
NYB	New York Community Bcrp of NY*	15.62	433,197	6,766.5	15.98	7.68	15.60	0.13	50.92	7.65	0.96	1.31	12.42	6.56	97.34
NAL	NewAlliance Bancshares of CT*	11.89	106,050	1,260.9	13.77	9.36	11.70	1.62	10.71	-1.00	0.44	0.39	13.53	8.23	79.53
PFS	Provident Fin. Serv. Inc of NJ*	10.86	59,822	649.7	12.99	7.81	10.27	5.74	20.80	1.97	-1.95	-1.92	14.58	8.59	111.48
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	31.69	2,099	66.5	35.75	25.00	30.81	2.86	17.37	-0.06	3.46	3.85	34.46	32.69	360.77
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA*	7.71	21,049	162.3	9.40	5.88	7.30	5.62	16.82	11.90	-0.34	-0.33	10.18	10.18	58.82
ALLB	Alliance Bank MHC of PA (42.0)	8.30	6,782	23.8	8.89	7.30	8.30	0.00	10.67	-1.19	0.20	0.22	7.14	7.14	68.45
ABCW	Anchor BanCorp Wisconsin of WI(8)*	1.25	21,689	27.1	2.42	0.37	1.21	3.31	23.76	98.41	-6.81	-7.68	0.15	-0.20	205.57
AFCB	Athens Bancshares, Inc. of TN*	10.92	2,778	30.3	11.85	10.58	10.80	1.11	9.20	9.20	0.54	0.54	17.42	17.42	96.68
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	1.50	13,438	7.1	3.80	1.18	1.45	3.45	-54.68	-0.66	-1.72	-1.58	4.90	4.89	70.34
BCSB	BCSB Bancorp, Inc. of MD*	8.90	3,121	27.8	10.45	6.59	8.90	0.00	17.72	-0.56	-0.69	-0.59	15.93	15.90	187.68
BKMU	Bank Mutual Corp of WI*	6.61	46,166	305.2	11.16	5.95	6.40	3.28	-21.68	-4.62	0.30	0.09	8.72	7.55	76.08
BFIN	BankFinancial Corp. of IL*	9.89	21,416	211.8	11.10	7.19	10.05	-1.59	10.50	-0.10	0.41	0.43	12.43	11.16	73.52
BFED	Beacon Federal Bancorp of NY*	8.62	6,541	56.4	9.89	7.06	8.97	-3.90	7.75	-8.30	0.94	1.12	15.40	15.40	163.52
BNCL	Beneficial Mut MHC of PA(44.1)	9.37	81,854	339.1	11.02	8.31	9.23	1.52	6.48	-4.78	0.10	0.11	7.76	6.15	54.30
BHLB	Berkshire Hills Bancorp of MA*	18.36	13,916	255.5	26.99	16.20	17.68	3.85	-16.58	-11.22	-1.23	-1.08	27.64	14.98	194.05
BOFI	Bofi Holding, Inc. Of CA*	12.71	8,190	104.1	13.72	3.90	13.01	-2.31	155.22	27.10	1.80	1.48	11.33	11.33	164.26
BYFC	Broadway Financial Corp. of CA*	6.00	1,743	10.5	8.00	3.99	6.03	-0.50	21.46	0.33	0.80	0.68	12.84	12.84	298.32
BRKL	Brookline Bancorp, Inc. of MA*	9.76	59,031	576.1	12.50	7.57	9.39	3.94	14.96	-1.51	0.33	0.33	8.26	7.47	44.31
BFSB	Brooklyn Fed MHC of NY (24.7)	7.63	12,891	23.2	14.19	7.36	7.45	2.42	-29.61	-24.00	0.11	0.24	6.40	6.40	41.30
CITZ	CFS Bancorp, Inc of Munster IN*	3.50	10,771	37.7	5.10	1.71	3.60	-2.78	48.94	8.36	-0.05	0.00	10.25	10.25	100.41
CMSB	CMS Bancorp Inc of W Plains NY*	7.30	1,863	13.6	8.25	6.55	7.00	4.29	4.29	7.20	-0.18	-0.33	11.22	11.22	122.00
CBNJ	Cape Bancorp, Inc. of NJ*	7.00	13,314	93.2	9.00	5.35	6.74	3.86	-2.51	4.17	-4.60	-3.73	9.36	7.62	80.16
CFFN	Capitol Fd Fn MHC of KS (29.6)	34.45	74,024	754.6	44.93	28.19	33.64	2.41	-3.66	9.50	0.96	0.98	12.73	12.73	113.14
CARV	Carver Bancorp, Inc. of NY*	8.17	2,475	20.2	9.66	1.50	7.70	6.10	41.11	-9.72	0.16	0.62	18.60	18.49	327.98
CEBK	Central Bncrp of Somerville MA*	8.60	1,637	14.1	10.80	4.05	8.28	3.86	37.60	3.61	-0.24	-0.12	20.78	19.41	341.12
CFBK	Central Federal Corp. of OH*	1.15	4,100	4.7	3.50	1.05	1.28	-10.16	-64.94	-23.33	-1.86	-2.00	4.49	4.49	68.40
CHEV	Cheviot Fin Cp MHC of OH(38.5)	7.97	8,869	27.2	9.80	5.52	7.69	3.64	15.51	7.85	0.12	0.11	7.75	7.75	38.55
CBNK	Chicopee Bancorp, Inc. of MA*	12.41	6,379	79.2	13.95	9.90	11.85	4.73	12.82	-0.56	-0.25	-0.10	14.76	14.76	85.30
CZWI	Citizens Comm Bncorp Inc of WI*	4.00	5,113	20.5	7.06	3.01	3.97	0.76	-40.48	17.65	-0.64	0.40	10.80	9.50	110.82
CTZN	Citizens First Bancorp of MI*	0.26	7,720	2.0	1.94	0.20	0.42	-38.10	-71.43	-31.58	-11.10	-6.49	7.71	7.49	250.36
CSBC	Citizens South Bnkg Corp of NC*	4.65	7,527	35.0	6.50	4.35	4.75	-2.11	-15.76	1.53	-4.12	-4.15	6.88	6.81	105.16
CSBK	Clifton Svg Bp MHC of NJ(37.1)	8.96	26,525	88.9	11.75	7.71	8.59	4.31	-4.17	-4.38	0.20	0.21	6.61	6.61	39.97
COBK	Colonial Bank MHC of NJ (44.8)	8.00	4,423	15.8	9.49	5.51	6.02	32.89	10.19	10.19	0.30	0.43	10.02	10.02	128.92
CFFC	Community Fin. Corp. of VA*	4.15	4,362	18.1	6.00	2.04	3.92	5.87	22.06	-4.38	0.31	0.35	8.34	8.34	124.01
DNBK	Danvers Bancorp, Inc. of MA*	13.94	21,706	302.6	15.27	12.18	13.56	2.80	10.11	7.31	0.24	0.24	13.16	11.46	115.16
DCOM	Dime Community Bancshars of NY*	11.90	34,396	409.3	12.94	6.46	11.83	0.59	33.26	1.45	0.76	0.93	8.57	6.95	114.91
ESBF	ESB Financial Corp. of PA*	12.32	12,057	148.5	15.44	9.03	11.83	4.14	8.07	-6.81	0.98	1.08	13.87	10.30	164.16
ESSA	ESSA Bancorp, Inc. of PA*	11.62	14,124	164.1	14.17	11.35	11.68	-0.51	-10.82	-0.68	0.39	0.38	12.90	12.90	73.21
ESBK	Elmira Svgs Bank, FSB of NY*	15.46	1,919	29.7	16.99	7.13	15.99	-3.31	54.60	-7.70	2.31	1.80	18.72	11.88	263.62
FFDF	FFD Financial Corp of Dover OH*	13.25	1,011	13.4	15.90	10.01	13.50	-1.85	27.16	-2.43	0.77	0.45	17.71	17.71	195.50
FFCO	FedFirst Fin MHC of PA (42.5)	3.60	6,326	9.7	5.10	3.05	3.50	2.86	-5.26	5.88	-0.32	0.24	6.62	6.45	55.90
FSBI	Fidelity Bancorp, Inc. of PA*	5.00	3,047	15.2	10.20	4.00	5.26	-4.94	-32.80	-0.20	-1.18	0.07	13.20	12.32	241.56
FABK	First Advantage Bancorp of TN*	10.50	4,471	46.9	10.75	8.96	10.55	-0.47	6.06	-1.04	0.22	0.07	15.82	15.82	78.88
FBSI	First Bancshares, Inc. of MO*	8.94	1,551	13.9	15.50	6.80	8.78	1.82	-13.79	7.97	-0.66	-0.86	15.49	15.38	135.49
FCAP	First Capital, Inc. of IN*	14.34	2,758	39.5	18.49	11.77	14.24	0.70	8.23	-5.60	0.51	0.45	16.91	14.88	165.56
FCLF	First Clover Leaf Fin Cp of IL*	6.67	8,076	53.9	8.93	6.00	6.50	2.62	-7.36	-9.25	-0.82	-0.81	9.85	8.25	74.65
FCFL	First Community Bk Corp of FL*	2.65	4,151	11.0	7.20	1.75	2.96	-10.47	-55.83	9.96	-1.70	-1.83	7.51	7.51	135.08
FDEF	First Defiance Fin. Corp of OH*	10.14	8,118	82.3	18.93	3.76	9.86	2.84	73.63	-10.19	0.64	0.33	24.36	16.55	253.45
FFNM	First Fed of N. Michigan of MI*	1.79	2,884	5.2	2.50	0.65	1.63	9.82	94.57	46.72	-2.08	-2.04	9.00	8.66	83.01
FFBH	First Fed. Bancshares of AR*	3.88	4,847	18.8	6.50	2.02	3.11	24.76	-41.92	69.43	-5.56	-5.58	9.57	9.57	154.69
FFNW	First Fin NW, Inc of Renton WA*	6.30	18,823	118.6	9.11	5.44	5.91	6.60	-16.00	-3.82	-2.16	-2.21	12.14	12.14	69.88
FFCH	First Fin. Holdings Inc. of SC*	11.90	16,526	196.7	18.64	4.95	11.58	2.76	91.32	-8.46	1.67	0.09	17.52	15.19	210.34
FFHS	First Franklin Corp. of OH*	6.80	1,681	11.4	8.43	1.50	5.55	22.52	94.29	-14.89	-0.87	-1.46	13.71	13.71	180.75
FKFS	First Keystone Fin., Inc of PA(8)*	11.72	2,433	28.5	12.24	6.30	11.33	3.44	83.13	-0.68	-1.15	-0.71	13.22	13.22	207.95

Table IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	MostRcnt YrEnd(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
FNFG	First Niagara Fin. Group of NY*	13.86	188,215	2,608.7	14.86	9.48	13.69	1.24	23.09	-0.36	0.39	0.48	12.66	7.68	75.11
FPTB	First PacTrust Bancorp of CA*	6.50	4,248	27.6	8.62	4.44	7.44	-12.63	-3.99	21.50	-0.41	-0.49	18.34	18.34	210.56
FPFC	First Place Fin. Corp. of OH*	3.31	16,973	56.2	6.25	1.40	3.28	0.91	36.21	19.49	-1.12	-1.75	12.26	11.67	192.02
FSFG	First Savings Fin. Grp. of IN*	10.40	2,415	25.1	11.00	8.99	10.36	0.39	15.56	-0.48	-0.04	-0.02	21.80	18.26	203.46
FFIC	Flushing Fin. Corp. of NY*	12.89	31,128	401.2	14.18	4.03	12.69	1.58	82.58	14.48	0.84	0.81	11.18	10.60	134.18
FXCB	Fox Chase Bncp MHC of PA(41.0)	9.23	13,609	52.2	11.00	8.05	8.95	3.13	-0.22	-3.05	-0.08	-0.16	9.08	9.08	86.25
GSLA	GS Financial Corp. of LA*	14.00	1,258	17.6	17.44	11.10	14.00	0.00	24.44	-6.60	0.65	0.26	22.52	22.52	215.36
GCBC	Green Co Bcrp MHC of NY (43.9)	15.01	4,115	27.0	16.00	9.90	14.50	3.52	42.95	-2.41	1.13	1.39	10.36	10.36	114.96
HFFC	HF Financial Corp. of SD*	10.24	6,939	71.1	13.40	8.05	9.95	2.91	-2.57	5.35	0.80	0.69	13.30	12.59	169.40
HMNF	HMN Financial, Inc. of MN*	5.09	4,245	21.6	6.85	1.52	4.95	2.83	129.28	21.19	-2.95	-3.31	17.94	17.94	244.11
HBNK	Hampden Bancorp, Inc. of MA*	9.80	7,248	71.0	11.30	7.75	10.46	-6.31	13.95	-7.98	-0.11	-0.10	13.06	13.06	79.32
HARL	Harleysville Svgs Fin Cp of PA*	13.68	3,645	49.9	16.22	10.35	13.30	2.86	28.33	-1.30	1.25	1.40	13.97	13.97	230.42
HBOS	Heritage Fn Gp MHC of GA(24.4)	8.90	10,399	22.6	10.79	5.08	8.01	11.11	11.39	22.76	0.03	-0.02	6.04	5.95	45.24
HIFS	Hingham Inst. for Sav. of MA*	32.89	2,124	69.9	33.95	22.10	32.79	0.30	17.55	7.17	3.79	3.77	30.74	30.74	435.76
HBCP	Home Bancorp Inc. Lafayette LA*	12.26	8,775	107.6	12.65	9.25	12.26	0.00	27.84	0.57	0.53	0.64	15.13	15.13	59.79
HOME	Home Federal Bancorp Inc of ID*	13.46	16,698	224.8	14.12	6.63	12.92	4.18	51.07	1.13	0.52	-0.44	12.48	12.48	49.23
HFBC	HopFed Bancorp, Inc. of KY*	10.98	3,595	39.5	11.51	8.13	10.95	0.27	22.00	17.56	0.13	-0.34	17.46	17.11	284.32
HCBK	Hudson City Bancorp, Inc of NJ*	13.16	526,494	6,928.7	14.77	7.46	13.19	-0.23	25.33	-4.15	1.00	1.00	10.14	9.84	114.47
IFSB	Independence FSB of DC*	1.47	1,552	2.3	4.61	0.97	1.59	-7.55	-43.46	-2.00	-0.07	-0.21	6.43	6.43	107.91
ISBC	Investors Bcrp MHC of NJ(43.5)	12.11	114,449	603.7	12.25	6.75	11.84	2.28	63.21	10.69	-0.52	0.35	7.28	7.09	71.78
JXSB	Jcksnville Bcp MHC of IL(45.9)	11.89	1,921	10.5	13.66	7.84	11.89	0.00	35.11	26.49	0.62	0.27	13.34	11.92	153.52
JFBI	Jefferson Bancshares Inc of TN*	4.45	6,704	29.8	7.94	4.21	4.45	0.00	-31.33	-6.12	0.19	0.20	11.98	8.32	100.03
KFED	K-Fed Bancorp MHC of CA (33.4)	8.02	13,292	35.6	10.33	6.15	8.15	-1.60	8.38	-8.76	0.20	0.22	6.94	6.63	66.02
KFFB	KY Fst Fed Bp MHC of KY (39.9)	10.22	7,861	32.1	15.00	9.75	9.99	2.30	-4.93	-7.09	0.00	0.00	7.38	5.49	30.46
KRNY	Kearny Fin Cp MHC of NJ (26.5)	9.89	68,978	181.2	12.40	7.78	9.51	4.00	-9.10	-1.79	0.08	0.09	6.97	5.77	31.94
LSBX	LSB Corp of No. Andover MA*	11.95	4,507	53.9	12.20	7.35	11.75	1.70	32.78	23.07	1.61	1.49	13.72	13.72	179.04
LSBI	LSB Fin. Corp. of Lafayette IN*	10.00	1,554	15.5	14.40	8.27	10.10	-0.99	-14.89	2.04	0.61	0.17	22.06	22.06	234.01
LPSB	LaPorte Bancrp MHC of IN(45.6)	4.79	4,636	10.1	5.42	3.85	4.74	1.05	-16.55	8.86	0.36	0.17	10.60	8.56	83.67
LSBK	Lake Shore Bnp MHC of NY(41.3)	8.00	6,170	20.5	8.25	4.31	7.99	0.13	23.08	1.78	0.36	0.40	9.06	9.06	68.38
LEGC	Legacy Bancorp, Inc. of MA*	9.33	8,735	81.5	13.46	7.90	9.10	2.53	1.41	-5.38	-0.89	-0.15	13.89	12.54	108.33
LBCP	Liberty Bancorp, Inc. of MO*	7.75	3,610	28.0	8.35	5.80	7.43	4.31	13.97	3.20	0.60	0.46	12.29	11.74	112.56
LABC	Louisiana Bancorp, Inc. of LA*	14.53	5,200	75.6	16.59	12.05	14.53	0.00	16.24	0.21	0.50	0.51	15.22	15.22	63.89
MSBF	MSB Fin Corp MHC of NJ (41.8)	7.49	5,260	16.6	9.96	7.25	7.49	0.00	-21.16	-5.67	0.06	0.08	7.62	7.62	69.17
MGYR	Magyar Bancorp MHC of NJ(44.5)	3.35	5,767	8.6	7.50	2.65	3.50	-4.29	7.03	-16.25	-1.61	-1.74	6.91	6.91	96.73
MLVF	Malvern Fed Bncp MHC PA(45.0)	9.45	6,103	26.2	10.40	7.50	9.45	0.00	10.53	-1.46	0.27	0.30	11.36	11.36	111.78
MFLR	Mayflower Bancorp, Inc. of MA*	6.70	2,083	14.0	8.36	4.40	6.31	6.18	34.00	0.00	0.59	0.31	9.67	9.66	119.54
EBSB	Meridian Fn Serv MHC MA (43.4)	9.85	22,258	95.6	10.00	6.34	9.85	0.00	24.53	13.22	0.17	0.17	9.00	9.00	54.42
CASH	Meta Financial Group of IA*	21.00	2,644	55.5	24.50	5.72	20.60	1.94	116.49	0.48	-0.36	-0.86	17.61	16.66	346.50
MFSF	MutualFirst Fin. Inc. of IN*	6.01	6,985	42.0	10.50	3.50	6.25	-3.84	26.53	0.50	-2.54	-2.72	14.22	13.33	200.02
NASB	NASB Fin, Inc. of Grandview MO*	20.75	7,868	163.3	33.84	12.48	20.47	1.37	15.60	-10.91	2.38	-0.38	21.15	20.81	198.22
NECB	NE Comm Bncrp MHC of NY (45.0)	5.94	13,225	35.3	9.49	5.52	5.65	5.13	-15.14	-9.59	0.01	0.02	8.29	8.15	38.55
NHTB	NH Thrift Bancshares of NH*	10.00	5,772	57.7	10.98	6.12	10.10	-0.99	28.21	3.20	1.15	0.75	13.62	8.52	156.44
NVSL	Naug Vlly Fin MHC of CT (40.5)	5.80	7,023	16.5	7.42	4.11	5.48	5.84	-16.91	1.05	0.38	0.39	7.04	7.02	77.21
NFSB	Newport Bancorp, Inc. of RI*	11.75	3,830	45.0	12.99	10.91	11.57	1.56	3.52	-4.08	0.18	0.23	13.42	13.42	119.81
FFFD	North Central Bancshares of IA*	14.84	1,348	20.0	17.16	10.50	14.90	-0.40	41.33	-7.08	1.98	1.92	28.31	28.31	337.55
NFBK	Northfield Bcp MHC of NY(45.1)	13.62	44,465	275.5	13.94	8.18	13.00	4.77	38.13	0.74	0.27	0.27	8.81	8.44	45.03
NWBI	Northwest Bancshares Inc of PA*	11.89	110,642	1,315.5	12.03	5.81	11.81	0.68	66.99	5.50	0.30	0.37	11.90	10.31	72.53
OBAF	OBA Financial Serv. Inc of MD*	10.30	4,629	47.7	10.69	9.95	10.08	2.18	3.00	3.00	-0.26	-0.09	16.92	16.92	85.82
OSHC	Ocean Shore Holding Co. of NJ*	9.81	7,308	71.7	10.46	6.65	9.56	2.62	19.78	9.61	0.58	0.72	13.01	13.01	105.40
OCFC	OceanFirst Fin. Corp of NJ*	10.00	18,822	188.2	14.25	7.13	10.04	-0.40	-8.93	-11.43	0.66	0.63	9.75	9.75	105.69
OABC	OmniAmerican Bancorp Inc of TX*	10.99	11,903	130.8	12.35	10.12	10.81	1.67	9.90	9.90	-0.05	-0.28	16.22	16.22	93.09
ONFC	Oneida Financl MHC of NY(44.9)	9.50	7,834	33.4	11.75	7.05	9.96	-4.62	20.25	6.15	0.58	0.67	6.97	3.78	73.29
ORIT	Oritani Fin Cp MHC of NJ(25.7)	13.80	37,041	131.9	15.10	9.56	13.45	2.60	18.25	0.51	0.28	0.32	6.69	6.69	54.18
OSBK	Osage Bancshares, Inc. of OK*	8.50	2,763	23.5	10.25	7.25	8.80	-3.41	10.68	-14.91	0.22	0.27	8.90	8.49	58.23
PSBH	PSB Hldgs Inc MHC of CT (42.9)	3.79	6,529	10.6	5.48	2.61	3.50	8.29	-5.25	11.47	-0.64	0.39	6.75	5.61	73.56
PVFC	PVF Capital Corp. of Solon OH*	2.27	7,979	18.1	4.39	1.20	2.79	-18.64	-27.01	17.01	-1.70	-2.50	6.71	6.71	108.95
PBCI	Pamrapo Bancorp, Inc. of NJ(8)*	8.10	4,936	40.0	10.86	4.72	8.24	-1.70	24.62	2.53	-1.34	-0.45	9.77	9.77	113.01
PFED	Park Bancorp of Chicago IL*	4.20	1,192	5.0	10.95	2.85	5.47	-23.22	5.00	29.23	-2.37	-1.78	21.48	21.48	185.92
PVSA	Parkvale Financial Corp of PA*	7.30	5,511	40.2	11.75	6.41	7.74	-5.68	-29.81	5.04	-2.00	1.02	21.73	16.47	347.65
PBHC	Pathfinder BC MHC of NY (36.3)	5.50	2,485	5.0	8.00	4.75	5.50	0.00	-7.09	-1.79	0.70	0.71	9.00	7.45	146.87
PBCT	Peoples United Financial of CT*	15.80	345,000	5,451.0	18.54	14.72	15.59	1.35	-1.74	-5.39	0.31	0.28	14.78	10.39	61.61
PROV	Provident Fin. Holdings of CA*	3.10	11,395	35.3	10.49	2.43	3.20	-3.13	-23.65	12.32	-0.33	-1.73	10.85	10.85	124.15
PBNY	Provident NY Bncrp, Inc. of NY*	8.48	39,061	331.2	10.60	7.30	8.21	3.29	-1.62	0.47	0.66	0.33	10.76	6.51	74.70
PBIP	Prudential Bncp MHC PA (29.3)	9.47	10,332	28.7	12.51	8.05	9.04	4.76	-8.50	-0.53	-0.17	0.08	5.41	5.41	49.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.30	10,180	64.1	8.95	3.93	6.17	2.11	0.00	-5.97	0.39	-0.30	8.49	8.08	140.87

Table IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
RPFG	Rainier Pacific Fin Grp of WA*	0.16	6,294	1.0	1.50	0.15	0.19	-15.79	-85.71	-27.27	-9.13	-3.34	2.04	1.59	121.41
RIVR	River Valley Bancorp of IN*	12.42	1,504	18.7	18.68	10.00	13.00	-4.46	16.62	-0.64	1.05	0.67	16.94	16.92	256.16
RVSB	Riverview Bancorp, Inc. of WA*	2.59	10,924	28.3	4.39	1.82	2.43	6.58	-35.25	15.62	-0.13	-0.13	8.11	5.74	78.51
RCKB	Rockville Fin MHC of CT (42.9)	10.15	18,714	81.5	14.79	6.17	9.97	1.81	4.32	-3.33	0.43	0.49	8.18	8.12	83.60
ROMA	Roma Fin Corp MHC of NJ (27.0)	11.98	30,933	100.0	14.05	9.70	11.80	1.53	13.02	-3.07	0.12	0.13	6.91	6.89	40.94
ROME	Rome Bancorp, Inc. of Rome NY*	8.75	6,852	60.0	9.70	7.00	8.20	6.71	13.64	9.92	0.45	0.44	8.81	8.81	48.15
SIFI	SI Fin Gp Inc MHC of CT (38.2)	5.00	11,789	22.5	6.58	2.99	5.44	-8.09	-4.21	-4.76	0.06	0.06	6.57	6.21	74.09
SVBI	Severn Bancorp, Inc. of MD*	4.15	10,067	41.8	4.75	1.55	4.11	0.97	-5.47	64.68	-1.27	-1.41	8.20	8.17	98.93
SUPR	Superior Bancorp of AL(8)*	2.94	11,668	34.3	5.75	1.50	2.76	6.52	13.08	-10.64	-1.65	-1.80	16.43	15.00	276.13
THRD	TF Fin. Corp. of Newtown PA*	18.90	2,672	50.5	20.45	15.95	18.89	0.05	5.29	-0.37	1.69	1.42	26.81	25.11	267.11
TFSL	TFS Fin Corp MHC of OH (26.5)	12.88	308,315	1,054.1	13.04	10.25	12.73	1.18	8.69	6.10	0.04	-0.03	5.68	5.65	34.79
TBNK	Territorial Bancorp, Inc of HI*	19.71	12,233	241.1	19.81	14.00	19.37	1.76	97.10	9.20	0.71	0.83	17.96	17.96	113.60
TONE	TierOne Corp. of Lincoln NE*	0.67	18,034	12.1	4.05	0.59	0.64	4.69	-59.39	3.08	-1.53	-1.79	13.55	13.33	175.26
TSBK	Timberland Bancorp, Inc. of WA*	3.90	7,045	27.5	6.14	1.94	3.78	3.17	-16.13	-12.16	-0.15	-0.08	10.16	9.26	101.70
TRST	TrustCo Bank Corp NY of NY*	5.97	76,651	457.6	7.08	4.71	5.73	4.19	-5.24	-5.24	0.37	0.36	3.21	3.20	48.01
UCBA	United Comm Bncp MHC IN (40.8)	6.42	7,847	20.6	7.55	3.70	6.62	-3.02	41.41	4.39	0.10	0.06	7.05	7.05	50.77
UCFC	United Community Fin. of OH*	1.54	30,898	47.6	2.72	0.46	1.59	-3.14	152.46	6.21	-0.54	-0.83	7.11	7.09	75.68
UBNK	United Financial Bncrp of MA*	13.43	16,839	226.1	14.69	11.31	13.20	1.74	4.92	2.44	0.33	0.43	12.85	12.84	74.08
UWBK	United Western Bncp, Inc of CO*	2.64	27,346	72.2	10.85	2.17	3.36	-21.43	-56.93	-4.35	0.02	-0.18	7.14	7.14	96.09
VPFG	ViewPoint Finl MHC of TX(43.1)	14.49	24,929	155.7	16.13	10.47	14.37	0.84	1.68	0.56	0.08	-0.08	8.09	8.04	94.26
WSB	WSB Holdings, Inc. of Bowie MD*	2.45	7,850	19.2	4.00	1.65	2.40	2.08	-20.45	5.60	-0.71	-0.73	6.77	6.77	56.94
WSFS	WSFS Financial Corp. of DE*	29.25	7,080	207.1	33.85	16.47	28.01	4.43	27.12	14.12	-0.38	-0.93	35.38	33.77	504.73
WVFC	WVS Financial Corp. of PA*	13.96	2,066	28.8	17.45	13.96	14.00	-0.29	-12.31	-2.04	0.68	0.73	14.86	14.86	189.52
WFSL	Washington Federal, Inc. of WA*	19.54	112,440	2,197.1	21.05	9.75	19.26	1.45	77.80	1.03	0.25	0.16	15.42	13.16	112.62
WSBF	Waterstone Fin MHC of WI(26.2)	2.27	31,250	18.6	5.71	1.75	1.93	17.62	0.89	10.73	-0.28	-0.38	5.44	5.44	59.79
WAYN	Wayne Savings Bancshares of OH*	6.30	3,004	18.9	7.29	4.58	6.37	-1.10	4.83	8.43	0.65	0.63	12.19	11.49	134.24
WFD	Westfield Fin. Inc. of MA*	8.34	29,831	248.8	10.10	7.81	8.25	1.09	-13.31	1.09	0.18	0.21	8.29	8.29	39.94

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(111)	10.75	9.94	-0.25	-0.58	1.83	-0.27	-1.69	3.40	52.19	1.60	17.34	69.21	8.00	77.76	18.45	0.25	2.17	32.88
NYSE Traded Companies(6)	9.10	6.16	-1.26	0.69	-1.48	-1.48	1.53	1.13	61.70	2.38	21.65	84.34	8.38	125.19	21.21	0.37	2.79	63.64
AMEX Traded Companies(1)	9.55	9.11	0.96	10.04	10.92	1.07	11.17	1.58	64.83	1.29	9.16	91.96	8.78	96.94	8.23	1.42	4.48	41.04
NASDAQ Listed OTC Companies(104)	10.87	10.18	-0.20	-0.74	1.88	-0.21	-1.95	3.54	51.53	1.56	17.33	68.08	7.97	74.73	18.56	0.24	2.11	31.85
California Companies(4)	7.16	7.16	0.25	3.93	2.64	-0.08	-0.48	4.70	36.54	2.04	7.28	55.73	3.83	55.73	8.71	0.11	1.93	12.50
Florida Companies(2)	4.30	4.14	-2.39	-16.57	0.00	-2.53	-17.84	8.62	0.00	4.71	NM	37.68	1.59	40.10	NM	0.00	0.00	0.00
Mid-Atlantic Companies(34)	10.44	9.33	0.01	1.01	0.22	0.09	1.92	2.17	62.87	1.17	17.61	83.20	8.78	98.29	16.36	0.35	2.93	51.52
Mid-West Companies(33)	8.73	8.26	-0.55	-3.10	2.14	-0.68	-6.23	4.29	38.11	1.93	15.64	52.04	4.64	55.45	19.30	0.22	2.00	30.26
New England Companies(16)	13.68	12.11	0.27	2.58	2.50	0.30	2.68	1.31	68.59	1.19	15.46	86.40	12.33	101.43	22.84	0.30	2.36	31.93
North-West Companies(5)	10.61	9.47	-2.04	-4.15	-2.53	-1.17	-4.26	7.43	27.43	2.42	NM	51.36	6.73	59.54	NM	0.12	1.49	0.00
South-East Companies(12)	13.36	12.92	-0.19	-3.27	6.24	-0.27	-4.23	2.40	63.80	1.46	18.38	65.69	9.41	68.64	18.37	0.22	1.31	14.32
South-West Companies(2)	16.35	16.05	0.16	0.89	1.07	0.08	-0.33	0.00	0.00	0.82	38.64	81.63	13.20	83.94	31.48	0.17	2.00	0.00
Western Companies (Excl CA)(3)	16.20	16.20	0.61	3.36	2.74	-0.15	-0.38	1.80	88.46	2.47	26.82	84.86	15.81	84.86	23.75	0.14	0.88	23.49
Thrift Strategy(105)	10.80	10.01	-0.22	-0.33	2.01	-0.21	-1.21	3.24	52.40	1.51	17.34	69.74	8.03	78.18	18.45	0.26	2.21	32.88
Mortgage Banker Strategy(3)	5.89	5.73	-1.84	-3.23	-10.65	-2.46	-16.94	8.84	44.27	4.55	NM	34.32	1.86	36.74	NM	0.02	0.65	0.00
Real Estate Strategy(1)	6.16	6.16	-1.52	-24.08	0.00	-2.23	-35.41	9.83	35.01	4.51	NM	33.83	2.08	33.83	NM	0.00	0.00	0.00
Diversified Strategy(2)	15.50	12.44	0.22	0.52	0.33	0.14	-0.34	2.23	63.94	1.66	NM	94.79	15.72	119.34	NM	0.54	2.75	0.00
Companies Issuing Dividends(70)	11.17	10.14	0.21	2.43	3.05	0.13	1.80	2.63	57.40	1.43	17.09	81.15	9.39	92.92	18.36	0.39	3.31	42.42
Companies Without Dividends(41)	9.97	9.56	-1.13	-7.38	-2.06	-1.02	-9.31	5.12	39.31	1.94	18.88	46.63	5.38	49.08	18.91	0.00	0.00	0.00
Equity/Assets <6%(13)	4.41	4.20	-1.86	-2.84	-2.10	-1.43	-7.76	4.37	38.53	2.60	7.50	48.64	2.34	51.94	11.00	0.16	1.47	25.00
Equity/Assets 6-12%(67)	8.66	8.11	-0.17	-1.00	2.95	-0.26	-2.11	3.69	43.34	1.56	13.44	63.96	5.47	69.35	14.62	0.26	2.18	33.06
Equity/Assets >12%(31)	17.41	15.81	0.15	0.89	0.69	0.13	0.94	2.42	75.61	1.35	25.99	87.51	15.31	104.56	25.87	0.27	2.39	33.14
Converted Last 3 Mths (no MHC)(5)	16.78	16.41	0.24	3.61	2.08	0.28	3.52	1.03	113.75	1.04	25.59	73.33	12.16	76.41	21.99	0.13	1.16	20.69
Actively Traded Companies(6)	8.57	7.93	0.57	6.70	7.50	0.39	4.73	3.46	45.59	1.52	7.74	86.02	7.95	93.04	8.37	0.35	2.01	17.53
Market Value Below $20 Million(24)	7.53	7.44	-1.03	-6.37	-1.19	-0.86	-9.17	4.65	35.33	1.68	13.61	40.61	3.25	41.13	16.71	0.14	1.41	31.60
Holding Company Structure(105)	10.83	10.00	-0.29	-0.93	1.84	-0.30	-2.02	3.32	53.12	1.64	17.71	68.86	8.06	77.45	18.85	0.25	2.20	33.50
Assets Over $1 Billion(51)	11.07	9.78	-0.23	0.68	2.50	-0.30	-1.29	3.31	53.17	1.77	18.67	78.44	9.27	92.86	20.99	0.28	2.47	41.32
Assets $500 Million-$1 Billion(34)	9.56	8.97	-0.43	-2.26	1.14	-0.32	-2.27	3.63	56.82	1.66	13.31	61.85	6.46	67.35	12.06	0.26	1.97	29.10
Assets $250-$500 Million(18)	12.27	12.07	0.07	0.31	1.85	0.01	-0.60	2.72	52.02	1.28	17.93	64.34	8.32	65.84	19.19	0.22	1.94	15.86
Assets less than $250 Million(8)	10.18	10.05	-0.38	-3.14	0.43	-0.43	-3.92	4.29	27.47	1.11	22.40	53.09	5.67	53.82	27.51	0.16	1.59	40.68
Goodwill Companies(65)	10.10	8.72	-0.29	-0.25	1.57	-0.20	-1.23	2.98	49.15	1.58	17.75	71.84	7.76	86.37	19.17	0.31	2.59	39.45
Non-Goodwill Companies(45)	11.51	11.51	-0.20	-1.05	2.35	-0.36	-2.34	4.08	57.51	1.66	16.72	65.55	8.26	65.55	17.27	0.18	1.60	24.84
Acquirors of FSLIC Cases(2)	9.83	8.94	0.08	0.26	-1.74	-0.02	-1.29	6.06	19.10	1.63	NM	74.79	9.36	85.67	NM	0.10	0.51	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(38)	12.52	11.91	0.09	0.29	1.18	0.21	1.41	2.48	44.04	1.21	20.79	115.89	15.16	123.77	22.94	0.24	2.24	31.68
NASDAQ Listed OTC Companies(38)	12.52	11.91	0.09	0.29	1.18	0.21	1.41	2.48	44.04	1.21	20.79	115.89	15.16	123.77	22.94	0.24	2.24	31.68
California Companies(1)	10.51	10.09	0.31	2.87	2.49	0.34	3.16	2.61	46.87	1.40	NM	115.56	12.15	120.97	36.45	0.44	5.49	0.00
Mid-Atlantic Companies(21)	12.69	12.10	0.15	0.85	1.78	0.33	2.42	3.08	42.03	1.23	20.23	117.97	15.49	127.65	22.19	0.18	1.87	38.46
Mid-West Companies(8)	14.53	13.52	0.23	1.84	0.82	0.12	0.81	1.85	33.34	1.10	22.79	125.73	18.95	134.51	31.66	0.48	3.27	24.19
New England Companies(5)	10.70	10.30	0.11	0.70	-0.63	0.41	4.26	1.38	56.16	0.92	19.43	89.63	9.93	93.03	15.10	0.10	1.73	21.85
South-East Companies(2)	10.16	10.07	-1.14	-14.38	0.34	-1.10	-13.60	4.38	42.65	2.17	NM	88.98	10.90	90.13	NM	0.18	2.02	0.00
South-West Companies(1)	8.58	8.53	0.09	1.01	0.55	-0.09	-1.01	0.67	69.16	0.74	NM	179.11	15.37	180.22	NM	0.20	1.38	0.00
Thrift Strategy(38)	12.52	11.91	0.09	0.29	1.18	0.21	1.41	2.48	44.04	1.21	20.79	115.89	15.16	123.77	22.94	0.24	2.24	31.68
Companies Issuing Dividends(27)	13.32	12.68	0.31	2.64	1.98	0.39	3.52	2.38	45.24	1.15	20.96	130.72	17.72	139.85	22.55	0.34	3.15	49.27
Companies Without Dividends(11)	10.53	10.01	-0.42	-5.45	-1.24	-0.24	-3.76	2.77	40.64	1.33	19.99	79.50	8.86	84.30	24.10	0.00	0.00	0.00
Equity/Assets 6-12%(22)	9.40	8.99	-0.05	-0.86	0.71	0.14	1.11	1.89	48.40	1.12	21.46	105.97	10.34	113.59	22.08	0.24	1.91	35.28
Equity/Assets >12%(16)	16.80	15.92	0.30	1.88	1.76	0.30	1.83	3.44	37.26	1.33	17.76	129.55	21.79	137.77	26.66	0.24	2.68	25.19
Market Value Below $20 Million(2)	6.64	6.13	-0.59	-7.64	12.73	-0.65	-8.52	0.00	0.00	1.25	7.86	54.80	3.60	61.15	7.75	0.06	1.09	17.14
Holding Company Structure(35)	12.50	11.85	0.09	0.24	1.19	0.19	1.31	2.52	44.00	1.23	20.79	113.65	14.92	122.05	22.04	0.24	2.15	31.68
Assets Over $1 Billion(14)	13.84	13.35	0.22	1.28	0.09	0.29	1.89	2.09	40.14	1.12	29.75	153.73	21.43	159.16	30.16	0.28	1.57	28.77
Assets $500 Million-$1 Billion(11)	10.74	10.25	-0.17	-2.76	2.53	-0.06	-1.80	3.35	44.69	1.32	23.33	92.58	10.26	104.07	24.57	0.17	2.16	19.01
Assets $250-$500 Million(12)	11.63	11.14	0.20	1.97	1.53	0.38	3.91	1.90	47.04	1.26	15.17	91.24	10.79	.95.34	18.45	0.25	2.94	42.06
Assets less than $250 Million(1)	24.23	19.21	0.00	0.00	0.00	0.00	0.00	1.42	47.45	0.84	NM	138.48	33.55	186.16	NM	0.40	3.91	0.00
Goodwill Companies(21)	12.85	11.76	0.03	-0.13	1.11	0.19	1.53	2.17	46.12	1.17	15.93	113.87	15.62	128.13	20.16	0.19	2.06	26.52
Non-Goodwill Companies(17)	12.10	12.10	0.17	0.82	1.26	0.23	1.26	2.99	40.81	1.25	26.61	118.39	14.58	118.39	26.51	0.31	2.45	38.55
MHC Institutions(38)	12.52	11.91	0.09	0.29	1.18	0.21	1.41	2.48	44.04	1.21	20.79	115.89	15.16	123.77	22.94	0.24	2.24	31.68

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

				Key Financial Ratios					Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	5.97	5.10	0.13	2.35	2.18	0.14	2.51	NA	NA	1.23	NM	106.91	6.38	126.28	NM	0.52	3.91	NM
BBX	BankAtlantic Bancorp Inc of FL*	3.03	2.71	-3.43	NM	NM	-3.62	NM	NA	NA	4.71	NM	40.07	1.22	44.91	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	2.72	2.72	-4.23	NM	NM	-5.77	NM	NA	NA	5.41	NM	70.93	1.93	70.93	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.76	7.17	1.20	9.28	6.15	1.64	12.67	1.41	21.49	0.45	16.27	125.76	16.05	238.11	11.92	1.00	6.40	NM
NAL	NewAlliance Bancshares of CT*	17.01	11.09	0.55	3.31	3.70	0.49	2.93	0.64	96.77	1.10	27.02	87.88	14.95	144.47	30.49	0.28	2.35	63.64
PFS	Provident Fin. Serv. Inc of NJ*	13.08	8.14	-1.79	-12.18	-17.96	-1.76	-11.99	1.33	66.85	1.39	NM	74.49	9.74	126.43	NM	0.44	4.05	NM
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	9.55	9.11	0.96	10.04	10.92	1.07	11.17	1.58	64.83	1.29	9.16	91.96	8.78	96.94	8.23	1.42	4.48	41.04
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA*	17.31	17.31	-0.59	-3.16	-4.41	-0.58	-3.07	4.64	15.83	1.17	NM	75.74	13.11	75.74	NM	0.20	2.59	NM
ALLB	Alliance Bank MHC of PA (42.0)	10.43	10.43	0.31	2.79	2.41	0.34	3.07	2.33	32.41	1.21	NM	116.25	12.13	116.25	37.73	0.12	1.45	60.00
ABCW	Anchor BanCorp Wisconsin of WI(8)*	0.07	-0.10	-3.02	NM	NM	-3.40	NM	10.63	34.72	4.59	NM	NM	0.61	NM	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	18.02	18.02	0.56	NM	4.95	0.56	NM	NA	NA	1.75	20.22	62.69	11.29	62.69	20.22	0.00	0.00	0.00
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	6.97	6.95	-2.35	-29.25	NM	-2.16	-26.87	6.74	23.18	2.21	NM	30.61	2.13	30.67	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.49	8.47	-0.37	-3.61	-7.75	-0.32	-3.09	1.20	60.27	1.05	NM	55.87	4.74	55.97	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	11.46	10.08	0.40	3.43	4.54	0.12	1.03	1.72	28.25	1.11	22.03	75.80	8.69	87.55	NM	0.28	4.24	NM
BFIN	BankFinancial Corp. of IL*	16.91	15.45	0.57	3.31	4.15	0.60	3.48	2.75	39.11	1.35	24.12	79.57	13.45	88.62	23.00	0.28	2.83	68.29
BFED	Beacon Federal Bancorp of NY*	9.42	9.42	0.59	6.15	10.90	0.71	7.33	NA	NA	1.88	9.17	55.97	5.27	55.97	7.70	0.20	2.32	21.28
BNCL	Beneficial Mut MHC of PA(44.1)	14.29	11.67	0.20	1.32	1.07	0.22	1.46	3.49	28.15	1.64	NM	120.75	17.26	152.36	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	14.24	8.26	-0.64	-4.23	-6.70	-0.56	-3.71	NA	NA	1.62	NM	66.43	9.46	122.56	NM	0.64	3.49	NM
BOFI	Bofi Holding, Inc. Of CA*	6.90	6.90	1.14	16.33	14.16	0.94	13.43	1.24	32.65	0.81	7.06	112.18	7.74	112.18	8.59	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	4.30	4.30	0.31	4.47	13.33	0.26	3.80	2.84	47.91	1.51	7.50	46.73	2.01	46.73	8.82	0.20	3.33	25.00
BRKL	Brookline Bancorp, Inc. of MA*	18.64	17.16	0.74	3.98	3.38	0.74	3.98	NA	NA	1.44	29.58	118.16	22.03	130.66	29.58	0.34	3.48	NM
BFSB	Brooklyn Fed MHC of NY (24.7)	15.50	15.50	0.27	1.67	1.44	0.59	3.64	11.76	18.85	2.68	NM	119.22	18.47	119.22	31.79	0.44	5.77	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.21	10.21	-0.05	-0.48	-1.43	0.00	0.00	NA	NA	2.55	NM	34.15	3.49	34.15	NM	0.04	1.14	NM
CMSB	CMS Bancorp Inc of W Plains NY*	9.20	9.20	-0.15	-1.58	-2.47	-0.27	-2.89	NA	NA	0.46	NM	65.06	5.98	65.06	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	11.68	9.72	-5.56	-42.09	NM	-4.51	-34.13	NA	NA	1.66	NM	74.79	8.73	91.86	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.6)	11.25	11.25	0.86	7.69	2.79	0.87	7.85	0.64	22.74	0.22	35.89	270.62	30.45	270.62	35.15	2.00	5.81	NM
CARV	Carver Bancorp, Inc. of NY*	5.67	5.64	0.05	0.64	1.96	0.19	2.50	4.12	26.78	1.30	NM	43.92	2.49	44.19	13.18	0.40	4.90	NM
CEBK	Central Bncrp of Somerville MA*	6.09	5.71	-0.07	-0.93	-2.79	-0.04	-0.47	0.93	53.85	0.59	NM	41.39	2.52	44.31	NM	0.20	2.33	NM
CFBK	Central Federal Corp. of OH*	6.56	6.56	-2.69	-25.55	NM	-2.89	-27.47	4.37	37.66	1.93	NM	25.61	1.68	25.61	NM	0.00	0.00	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	20.10	20.10	0.31	1.55	1.51	0.29	1.42	NA	NA	NA	NM	102.84	20.67	102.84	NM	0.44	5.52	NM
CBNK	Chicopee Bancorp, Inc. of MA*	17.30	17.30	-0.30	-1.70	-2.01	-0.12	-0.68	NA	NA	0.95	NM	84.08	14.55	84.08	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI*	9.75	8.67	-0.61	-5.57	-16.00	0.38	3.48	NA	NA	0.51	NM	37.04	3.61	42.11	10.00	0.00	0.00	NM
CTZN	Citizens First Bancorp of MI*	3.08	2.99	-4.32	NM	NM	-2.53	-44.91	NA	NA	4.61	NM	3.37	0.10	3.47	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.54	6.48	-3.77	-31.64	NM	-3.79	-31.87	NA	NA	1.51	NM	67.59	4.42	68.28	NM	0.16	3.44	NM
CSBK	Clifton Svg Bp MHC of NJ(37.1)	16.54	16.54	0.53	3.05	2.23	0.56	3.21	NA	NA	0.42	NM	135.55	22.42	135.55	NM	0.20	2.23	NM
COBK	Colonial Bank MHC of NJ (44.8)	7.77	7.77	0.24	3.18	3.75	0.35	4.56	0.70	58.27	0.72	26.67	79.84	6.21	79.84	18.60	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.73	6.73	0.26	2.86	7.47	0.29	3.23	2.89	45.47	1.41	13.39	49.76	3.35	49.76	11.86	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA*	11.43	10.10	0.27	2.17	1.72	0.27	2.17	0.73	80.64	0.88	NM	105.93	12.10	121.64	NM	0.08	0.57	33.33
DCOM	Dime Community Bancshars of NY*	7.46	6.13	0.66	9.18	6.39	0.80	11.23	0.35	156.09	0.63	15.66	138.86	10.36	171.22	12.80	0.56	4.71	73.68
ESBF	ESB Financial Corp. of PA*	8.45	6.41	0.60	7.99	7.95	0.66	8.81	NA	NA	NA	12.57	88.82	7.50	119.61	11.41	0.40	3.25	40.82
ESSA	ESSA Bancorp, Inc. of PA*	17.62	17.62	0.53	2.94	3.36	0.51	2.87	NA	NA	0.84	29.79	90.08	15.87	90.08	30.58	0.20	1.72	51.28
ESBK	Elmira Svgs Bank, FSB of NY*	7.10	4.63	0.91	8.82	14.94	0.71	6.87	NA	NA	1.02	6.69	82.59	5.86	130.13	8.59	0.80	5.17	34.63
FFDF	FFD Financial Corp of Dover OH*	9.06	9.06	0.41	4.35	5.81	0.24	2.54	NA	NA	1.05	17.21	74.82	6.78	74.82	29.44	0.68	5.13	NM
FFCO	FedFirst Fin MHC of PA (42.5)	11.84	11.57	-0.58	-5.00	-8.89	0.44	3.75	NA	NA	NA	NM	54.38	6.44	55.81	15.00	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA*	5.46	5.12	-0.49	-7.50	-23.60	0.03	0.44	2.51	32.29	1.46	NM	37.88	2.07	40.58	NM	0.08	1.60	NM
FABK	First Advantage Bancorp of TN*	20.06	20.06	0.29	1.40	2.10	0.09	0.45	NA	NA	1.31	NM	66.37	13.31	66.37	NM	0.20	1.90	NM
FBSI	First Bancshares, Inc. of MO*	11.43	11.36	-0.45	-4.20	-7.38	-0.58	-5.47	2.57	37.01	1.65	NM	57.71	6.60	58.13	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.21	9.10	0.31	2.99	3.56	0.27	2.64	2.28	47.56	1.55	28.12	84.80	8.66	96.37	31.87	0.72	5.02	NM
FCLF	First Clover Leaf Fin Cp of IL*	13.19	11.29	-1.11	-7.69	-12.29	-1.10	-7.60	2.79	31.16	1.25	NM	67.72	8.94	80.85	NM	0.24	3.60	NM
FCFL	First Community Bk Corp of FL*	5.56	5.56	-1.35	-16.57	NM	-1.45	-17.84	8.62	NA	NA	NM	35.29	1.96	35.29	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	9.61	6.74	0.26	2.24	6.31	0.13	1.15	2.99	59.49	2.25	15.84	41.63	4.00	61.27	30.73	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.84	10.48	-2.44	-20.57	NM	-2.39	-20.18	5.98	30.09	2.35	NM	19.89	2.16	20.67	NM	0.00	0.00	NM
FFBH	First Fed. Bancshares of AR*	6.19	6.19	-3.48	-36.03	NM	-3.49	-36.16	NA	NA	NA	NM	40.54	2.51	40.54	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	17.37	17.37	-3.16	-15.56	NM	-3.23	-15.92	12.77	19.67	3.08	NM	51.89	9.02	51.89	NM	0.34	5.40	NM
FFCH	First Fin. Holdings Inc. of SC*	8.33	7.30	0.82	9.37	14.03	0.04	0.50	3.73	56.68	2.76	7.13	67.92	5.66	78.34	NM	0.20	1.68	11.98
FFHS	First Franklin Corp. of OH*	7.59	7.59	-0.47	-6.13	-12.79	-0.78	-10.28	NA	NA	1.94	NM	49.60	3.76	49.60	NM	0.00	0.00	NM
FKFS	First Keystone Fin., Inc of PA(8)*	6.36	6.36	-0.54	-8.48	-9.81	-0.33	-5.24	NA	NA	1.83	NM	88.65	5.64	88.65	NM	0.00	0.00	NM
FNFG	First Niagara Fin. Group of NY*	16.86	10.95	0.68	3.98	2.81	0.84	4.90	0.52	116.78	1.20	35.54	109.48	18.45	180.47	28.88	0.56	4.04	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
				ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
FPTB	First PacTrust Bancorp of CA*	8.71	8.71	-0.20	-1.86	-6.31	-0.24	-2.22	5.87	21.31	1.44	NM	35.44	3.09	35.44	NM	0.20	3.08	NM
FPFC	First Place Fin. Corp. of OH*	6.38	6.10	-0.57	-7.04	NM	-0.90	-11.01	5.32	30.28	1.94	NM	27.00	1.72	28.36	NM	0.00	0.00	NM
FSFG	First Savings Fin. Grp. of IN*	10.71	9.13	-0.02	-0.18	-0.38	-0.01	-0.09	NA	NA	1.10	NM	47.71	5.11	56.96	NM	0.00	0.00	NM
FFIC	Flushing Fin. Corp. of NY*	8.33	7.93	0.66	8.32	6.52	0.63	8.02	2.32	21.10	0.63	15.35	115.30	9.61	121.60	15.91	0.52	4.03	61.90
FXCB	Fox Chase Bncp MHC of PA(41.0)	10.53	10.53	-0.10	-0.88	-0.87	-0.19	-1.76	2.87	31.44	1.65	NM	101.65	10.70	101.65	NM	0.00	0.00	NM
GSLA	GS Financial Corp. of LA*	10.46	10.46	0.33	2.93	4.64	0.13	1.17	2.21	45.11	1.46	21.54	62.17	6.50	62.17	NM	0.40	2.86	61.54
GCBC	Green Co Bcrp MHC of NY (43.9)	9.01	9.01	1.01	11.53	7.53	1.24	14.18	0.78	99.84	1.28	13.28	144.88	13.06	144.88	10.80	0.68	4.53	60.18
HFFC	HF Financial Corp. of SD*	7.85	7.46	0.47	6.66	7.81	0.41	5.74	NA	NA	1.01	12.80	76.99	6.04	81.33	14.84	0.45	4.39	56.25
HMNF	HMN Financial, Inc. of MN*	7.35	7.35	-1.16	-12.00	NM	-1.31	-13.47	7.47	30.77	2.88	NM	28.37	2.09	28.37	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	16.46	16.46	-0.14	-0.83	-1.12	-0.13	-0.75	1.90	57.14	1.51	NM	75.04	12.36	75.04	NM	0.12	1.22	NM
HARL	Harleysville Svgs Fin Cp of PA*	6.06	6.06	0.55	9.20	9.14	0.62	10.31	NA	NA	0.43	10.94	97.92	5.94	97.92	9.77	0.76	5.56	60.80
HBOS	Heritage Fn Gp MHC of GA(24.4)	13.35	13.18	0.06	0.50	0.34	-0.04	-0.33	2.01	62.12	2.12	NM	147.35	19.67	149.58	NM	0.36	4.04	NM
HIFS	Hingham Inst. for Sav. of MA*	7.05	7.05	0.93	12.87	11.52	0.92	12.80	NA	NA	0.79	8.68	106.99	7.55	106.99	8.72	0.88	2.68	23.22
HBCP	Home Bancorp Inc. Lafayette LA*	25.31	25.31	0.88	3.57	4.32	1.06	4.31	0.43	148.91	0.99	23.13	81.03	20.51	81.03	19.16	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	25.35	25.35	1.16	4.24	3.86	-0.98	-3.59	3.29	104.04	5.33	25.88	107.85	27.34	107.85	NM	0.22	1.63	42.31
HFBC	HopFed Bancorp, Inc. of KY*	6.14	6.03	0.05	0.62	1.18	-0.13	-1.63	1.28	67.05	1.36	NM	62.89	3.86	64.17	NM	0.48	4.37	NM
HCBK	Hudson City Bancorp, Inc of NJ*	8.86	8.62	0.92	10.22	7.60	0.92	10.22	1.07	21.74	0.44	13.16	129.78	11.50	133.74	13.16	0.60	4.56	60.00
IFSB	Independence FSB of DC*	5.96	5.96	-0.06	-1.23	-4.76	-0.18	-3.70	6.39	11.95	1.15	NM	22.86	1.36	22.86	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(43.5)	10.14	9.90	-0.78	-7.42	-4.29	0.53	4.99	NA	NA	0.82	NM	166.35	16.87	170.80	34.60	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(45.9)	8.69	7.84	0.40	4.93	5.21	0.18	2.15	0.81	NA	NA	19.18	89.13	7.74	99.75	NM	0.30	2.52	48.39
JFBI	Jefferson Bancshares Inc of TN*	11.98	8.63	0.19	1.60	4.27	0.20	1.68	3.55	21.77	1.11	23.42	37.15	4.45	53.49	22.25	0.00	0.00	0.00
KFED	K-Fed Bancorp MHC of CA (33.4)	10.51	10.09	0.31	2.87	2.49	0.34	3.16	2.61	46.87	1.40	NM	115.56	12.15	120.97	36.45	0.44	5.49	NM
KFFB	KY Fst Fed Bp MHC of KY (39.9)	24.23	19.21	0.00	0.00	0.00	0.00	0.00	1.42	47.45	0.84	NM	138.48	33.55	186.16	NM	0.40	3.91	NM
KRNY	Kearny Fin Cp MHC of NJ (26.5)	21.82	18.76	0.26	1.15	0.81	0.29	1.30	NA	NA	0.72	NM	141.89	30.96	171.40	NM	0.20	2.02	NM
LSBX	LSB Corp of No. Andover MA*	7.66	7.66	0.94	10.46	13.47	0.87	9.68	NA	NA	1.34	7.42	87.10	6.67	87.10	8.02	0.28	2.34	17.39
LSBI	LSB Fin. Corp. of Lafayette IN*	9.43	9.43	0.25	2.77	6.10	0.07	0.77	3.60	28.08	1.14	16.39	45.33	4.27	45.33	NM	0.50	5.00	NM
LPSB	LaPorte Bancrp MHC of IN(45.6)	12.67	10.49	0.44	3.55	7.52	0.21	1.67	1.89	33.91	1.00	13.31	45.19	5.72	55.96	28.18	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(41.3)	13.25	13.25	0.54	4.10	4.50	0.60	4.56	NA	NA	NA	22.22	88.30	11.70	88.30	20.00	0.24	3.00	66.67
LEGC	Legacy Bancorp, Inc. of MA*	12.82	11.72	-0.82	-6.30	-9.54	-0.14	-1.06	3.34	35.13	1.67	NM	67.17	8.61	74.40	NM	0.20	2.14	NM
LBCP	Liberty Bancorp, Inc. of MO*	10.92	10.48	0.56	4.95	7.74	0.43	3.80	1.83	53.95	1.31	12.92	63.06	6.89	66.01	16.85	0.10	1.29	16.67
LABC	Louisiana Bancorp, Inc. of LA*	23.82	23.82	0.82	3.16	3.44	0.83	3.22	NA	NA	1.04	29.06	95.47	22.74	95.47	28.49	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (41.8)	11.02	11.02	0.09	0.77	0.80	0.12	1.03	NA	NA	0.90	NM	98.29	10.83	98.29	NM	0.12	1.60	NM
MGYR	Magyar Bancorp MHC of NJ(44.5)	7.14	7.14	-1.66	-23.30	NM	-1.80	-25.18	NA	NA	1.32	NM	48.48	3.46	48.48	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(45.0)	10.16	10.16	0.24	2.38	2.86	0.27	2.64	3.42	26.88	1.05	35.00	83.19	8.45	83.19	31.50	0.12	1.27	44.44
MFLR	Mayflower Bancorp, Inc. of MA*	8.09	8.08	0.50	6.37	8.81	0.26	3.35	1.00	49.40	1.00	11.36	69.29	5.60	69.36	21.61	0.24	3.58	40.68
EBSB	Meridian Fn Serv MHC MA (43.4)	16.54	16.54	0.33	1.95	1.73	0.33	1.95	NA	NA	1.12	NM	109.44	18.10	109.44	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.08	4.82	-0.11	-2.04	-1.71	-0.26	-4.88	1.65	80.40	2.82	NM	119.25	6.06	126.05	NM	0.52	2.48	NM
MFSF	MutualFirst Fin. Inc. of IN*	7.11	6.69	-1.27	-13.77	NM	-1.36	-14.74	2.86	41.00	1.52	NM	42.26	3.00	45.09	NM	0.24	3.99	NM
NASB	NASB Fin, Inc. of Grandview MO*	10.67	10.52	1.21	11.81	11.47	-0.19	-1.89	4.75	27.92	1.54	8.72	98.11	10.47	99.71	NM	0.90	4.34	37.82
NECB	NE Comm Bncrp MHC of NY (45.0)	21.50	21.22	0.03	0.12	0.17	0.06	0.24	1.54	52.06	1.03	NM	71.65	15.41	72.88	NM	0.12	2.02	NM
NHTB	NH Thrift Bancshares of NH*	8.71	5.63	0.76	8.14	11.50	0.50	5.31	NA	NA	1.51	8.70	73.42	6.39	117.37	13.33	0.52	5.20	45.22
NVSL	Naug Vlly Fin MHC of CT (40.5)	9.12	9.09	0.50	5.70	6.55	0.51	5.85	1.10	65.08	0.84	15.26	82.39	7.51	82.62	14.87	0.12	2.07	31.58
NFSB	Newport Bancorp, Inc. of RI*	11.20	11.20	0.15	1.31	1.53	0.20	1.68	NA	NA	0.98	NM	87.56	9.81	87.56	NM	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	8.39	8.39	0.57	5.93	13.34	0.56	5.75	NA	NA	1.88	7.49	52.42	4.40	52.42	7.73	0.04	0.27	2.02
NFBK	Northfield Bcp MHC of NY(45.1)	19.56	18.90	0.64	3.07	1.98	0.64	3.07	2.55	30.22	2.11	NM	154.60	30.25	161.37	NM	0.16	1.17	59.26
NWBI	Northwest Bancshares Inc of PA*	16.41	14.53	0.46	4.32	2.52	0.57	5.33	1.81	48.59	1.33	39.63	99.92	16.39	115.32	32.14	0.40	3.36	NM
OBAF	OBA Financial Serv. Inc of MD*	19.72	19.72	-0.30	NM	-2.52	-0.10	NM	NA	NA	0.41	NM	60.87	12.00	60.87	NM	0.00	0.00	NM
OSHC	Ocean Shore Holding Co. of NJ*	12.34	12.34	0.55	7.15	5.91	0.68	8.88	0.25	178.90	0.52	16.91	75.40	9.31	75.40	13.63	0.24	2.45	41.38
OCFC	OceanFirst Fin. Corp of NJ*	9.23	9.23	0.65	7.87	6.60	0.62	7.51	1.55	47.60	0.89	15.15	102.56	9.46	102.56	15.87	0.48	4.80	72.73
OABC	OmniAmerican Bancorp Inc of TX*	17.42	17.42	-0.05	-0.65	-0.45	-0.30	-3.66	NA	NA	1.18	NM	67.76	11.81	67.76	NM	0.00	0.00	NM
ONFC	Oneida Financl MHC of NY(44.9)	9.51	5.39	0.82	8.45	6.11	0.95	9.77	NA	NA	NA	16.38	136.30	12.96	251.32	14.18	0.48	5.05	NM
ORIT	Oritani Fin Cp MHC of NJ(25.7)	12.35	12.35	0.55	4.24	2.03	0.63	4.85	NA	NA	1.61	NM	206.28	25.47	206.28	NM	0.30	2.17	NM
OSBK	Osage Bancshares, Inc. of OK*	15.28	14.68	0.38	2.44	2.59	0.47	2.99	NA	NA	0.46	38.64	95.51	14.60	100.12	31.48	0.34	4.00	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	9.18	7.75	-0.87	-10.53	-16.89	0.53	6.41	2.38	19.32	0.84	NM	56.15	5.15	67.56	9.72	0.16	4.22	NM
PVFC	PVF Capital Corp. of Solon OH*	6.16	6.16	-1.52	-24.08	NM	-2.23	-35.41	9.83	35.01	4.51	NM	33.83	2.08	33.83	NM	0.00	0.00	NM
PBCI	Pamrapo Bancorp, Inc. of NJ(8)*	8.65	8.65	-1.14	-12.81	-16.54	-0.38	-4.30	NA	NA	NA	NM	82.91	7.17	82.91	NM	0.00	0.00	NM
PFED	Park Bancorp of Chicago IL*	11.55	11.55	-1.27	-10.67	NM	-0.95	-8.01	5.53	8.88	0.76	NM	19.55	2.26	19.55	NM	0.00	0.00	NM
PVSA	Parkvale Financial Corp of PA*	6.25	4.81	-0.58	-7.19	-27.40	0.30	3.67	1.90	52.01	1.76	NM	33.59	2.10	44.32	7.16	0.20	2.74	NM
PBHC	Pathfinder BC MHC of NY (36.3)	6.13	5.13	0.49	8.02	12.73	0.50	8.13	NA	NA	1.17	7.86	61.11	3.74	73.83	7.75	0.12	2.18	17.14
PBCT	Peoples United Financial of CT*	23.99	18.16	0.52	2.08	1.96	0.47	1.88	NA	NA	1.21	NM	106.90	25.65	152.07	NM	0.61	3.86	NM
PROV	Provident Fin. Holdings of CA*	8.74	8.74	-0.25	-3.23	-10.65	-1.30	-16.94	8.84	44.27	4.38	NM	28.57	2.50	28.57	NM	0.04	1.29	NM
PBNY	Provident NY Bncrp, Inc. of NY*	14.40	9.24	0.88	6.12	7.78	0.44	3.06	1.01	101.77	1.79	12.85	78.81	11.35	130.26	25.70	0.24	2.83	36.36
PBIP	Prudential Bncp MHC PA (29.3)	11.04	11.04	-0.35	-3.14	-1.80	0.16	1.48	1.34	42.16	1.11	NM	175.05	19.33	175.05	NM	0.20	2.11	NM
PULB	Pulaski Fin Cp of St. Louis MO*	6.03	5.75	0.28	3.61	6.19	-0.21	-2.78	5.51	29.00	1.76	16.15	74.20	4.47	77.97	NM	0.38	6.03	NM
RPFG	Rainier Pacific Fin Grp of WA*	1.68	1.31	-6.95	NM	NM	-2.54	NM	4.46	31.82	1.81	NM	7.84	0.13	10.06	NM	0.00	0.00	NM
RIVR	River Valley Bancorp of IN*	6.61	6.61	0.42	6.33	8.45	0.27	4.04	NA	NA	0.92	11.83	73.32	4.85	73.40	18.54	0.84	6.76	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
RVSB Riverview Bancorp, Inc. of WA*	10.33	7.54	-0.16	-1.59	-5.02	-0.16	-1.59	6.93	30.66	2.46	NM	31.94	3.30	45.12	NM	0.00	0.00	NM
RCKB Rockville Fin MHC of CT (42.9)	9.78	9.72	0.52	5.40	4.24	0.59	6.16	1.13	71.36	0.92	23.60	124.08	12.14	125.00	20.71	0.24	2.36	55.81
ROMA Roma Fin Corp MHC of NJ (27.0)	16.88	16.84	0.32	1.73	1.00	0.35	1.87	NA	NA	0.73	NM	173.37	29.26	173.88	NM	0.32	2.67	NM
ROME Rome Bancorp, Inc. of Rome NY*	18.30	18.30	0.92	5.14	5.14	0.90	5.03	0.58	111.33	0.74	19.44	99.32	18.17	99.32	19.89	0.36	4.11	NM
SIFI SI Fin Gp Inc MHC of CT (38.2)	8.87	8.42	0.08	0.95	1.20	0.08	0.95	0.90	68.86	0.88	NM	76.10	6.75	80.52	NM	0.00	0.00	0.00
SVBI Severn Bancorp, Inc. of MD*	8.29	8.26	-1.30	-11.28	NM	-1.44	-12.52	NA	NA	4.06	NM	50.61	4.19	50.80	NM	0.00	0.00	NM
SUPR Superior Bancorp of AL(8)*	5.95	5.46	-0.61	-8.12	NM	-0.66	-8.86	8.52	15.26	1.65	NM	17.89	1.06	19.60	NM	0.00	0.00	NM
THRD TF Fin. Corp. of Newtown PA*	10.04	9.46	0.63	6.44	8.94	0.53	5.41	NA	NA	0.97	11.18	70.50	7.08	75.27	13.31	0.80	4.23	47.34
TFSL TFS Fin Corp MHC of OH (26.5)	16.33	16.25	0.11	0.70	0.31	-0.09	-0.52	3.25	27.94	1.03	NM	226.76	37.02	227.96	NM	0.28	2.17	NM
TBNK Territorial Bancorp, Inc of HI*	15.81	15.81	0.63	5.42	3.60	0.74	6.33	0.11	109.73	0.28	27.76	109.74	17.35	109.74	23.75	0.20	1.01	28.17
TONE TierOne Corp. of Lincoln NE*	7.73	7.62	-0.85	-10.44	NM	-0.99	-12.22	10.69	17.58	2.28	NM	4.94	0.38	5.03	NM	0.00	0.00	NM
TSBK Timberland Bancorp, Inc. of WA*	9.99	9.19	-0.15	-1.19	-3.85	-0.08	-0.64	7.25	28.74	2.66	NM	38.39	3.83	42.12	NM	0.04	1.03	NM
TRST TrustCo Bank Corp NY of NY*	6.69	6.67	0.79	11.78	6.20	0.77	11.46	NA	NA	NA	16.14	185.98	12.43	186.56	16.58	0.25	4.19	67.57
UCBA United Comm Bncp MHC IN (40.8)	13.89	13.89	0.20	1.42	1.56	0.12	0.85	3.08	34.67	1.55	NM	91.06	12.65	91.06	NM	0.40	6.23	NM
UCFC United Community Fin. of OH*	9.39	9.37	-0.67	-7.16	NM	-1.03	-11.01	7.25	24.95	2.20	NM	21.66	2.03	21.72	NM	0.00	0.00	NM
UBNK United Financial Bncrp of MA*	17.35	17.33	0.45	2.53	2.46	0.58	3.29	NA	NA	0.82	NM	104.51	18.13	104.60	31.23	0.28	2.08	NM
UWBK United Western Bncp, Inc of CO*	7.43	7.43	0.02	0.43	0.76	-0.21	-3.88	2.01	51.61	1.81	NM	36.97	2.75	36.97	NM	0.00	0.00	0.00
VPFG ViewPoint Finl MHC of TX(43.1)	8.58	8.53	0.09	1.01	0.55	-0.09	-1.01	0.67	69.16	0.74	NM	179.11	15.37	180.22	NM	0.20	1.38	NM
WSB WSB Holdings, Inc. of Bowie MD*	11.89	11.89	-1.23	-10.23	-28.98	-1.26	-10.52	7.81	NA	NA	NM	36.19	4.30	36.19	NM	0.00	0.00	NM
WSFS WSFS Financial Corp. of DE*	7.01	6.71	-0.08	-1.04	-1.30	-0.19	-2.55	2.23	63.94	2.11	NM	82.67	5.80	86.62	NM	0.48	1.64	NM
WVFC WVS Financial Corp. of PA*	7.84	7.84	0.34	4.52	4.87	0.36	4.85	0.42	39.30	1.07	20.53	93.94	7.37	93.94	19.12	0.64	4.58	NM
WFSL Washington Federal, Inc. of WA*	13.69	11.92	0.23	1.74	1.28	0.14	1.12	5.73	26.25	2.11	NM	126.72	17.35	148.48	NM	0.20	1.02	NM
WSBF Waterstone Fin MHC of WI(26.2)	9.10	9.10	-0.46	-5.10	-12.33	-0.62	-6.92	NA	NA	1.94	NM	41.73	3.80	41.73	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.08	8.60	0.48	5.53	10.32	0.47	5.36	1.41	53.18	1.19	9.69	51.68	4.69	54.83	10.00	0.20	3.17	30.77
WFD Westfield Fin. Inc. of MA*	20.76	20.76	0.46	2.09	2.16	0.54	2.44	0.60	107.19	1.60	NM	100.60	20.88	100.60	39.71	0.20	2.40	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices (1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2001:	Quarter 1	9,878.8	1,160.3	1,840.3	885.2	459.2
	Quarter 2	10,502.4	1,224.4	2,160.5	964.5	493.7
	Quarter 3	8,847.6	1,040.9	1,498.8	953.9	436.6
	Quarter 4	10,021.5	1,148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10,403.9	1,147.4	1,845.4	1,006.7	498.3
	Quarter 2	9,243.3	989.8	1,463.2	1,121.4	468.9
	Quarter 3	7,591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8,341.6	879.8	1,335.5	1,073.2	419.1
2003:	Quarter 1	7,992.1	848.2	1,341.2	1,096.2	401.0
	Quarter 2	8,985.4	974.5	1,622.8	1,266.6	476.1
	Quarter 3	9,275.1	996.0	1,786.9	1,330.9	490.9
	Quarter 4	10,453.9	1,112.0	2,003.4	1,482.3	548.6
2004:	Quarter 1	10,357.7	1,126.2	1,994.2	1,585.3	562.2
	Quarter 2	10,435.5	1,140.8	2,047.8	1,437.8	546.6
	Quarter 3	10,080.3	1,114.6	1,896.8	1,495.1	556.0
	Quarter 4	10,783.0	1,211.9	2,175.4	1,605.6	595.1
2005:	Quarter 1	10,503.8	1,180.6	1,999.2	1,516.6	551.0
	Quarter 2	10,275.0	1,191.3	2,057.0	1,577.1	563.3
	Quarter 3	10,568.7	1,228.8	2,151.7	1,527.2	546.3
	Quarter 4	10,717.5	1,248.3	2,205.3	1,616.4	582.8
2006:	Quarter 1	11,109.3	1,294.8	2,339.8	1,661.1	595.5
	Quarter 2	11,150.2	1,270.2	2,172.1	1,717.9	601.1
	Quarter 3	11,679.1	1,335.9	2,258.4	1,727.1	634.0
	Quarter 4	12,463.2	1,418.3	2,415.3	1,829.3	658.6
2007:	Quarter 1	12,354.4	1,420.9	2,421.6	1,703.6	634.4
	Quarter 2	13,408.6	1,503.4	2,603.2	1,645.9	622.6
	Quarter 3	13,895.6	1,526.8	2,701.5	1,523.3	595.8
	Quarter 4	13,264.8	1,468.4	2,652.3	1,058.0	492.9
2008:	Quarter 1	12,262.9	1,322.7	2,279.1	1,001.5	442.5
	Quarter 2	11,350.0	1,280.0	2,293.0	822.6	332.2
	Quarter 3	10,850.7	1,166.4	2,082.3	760.1	414.8
	Quarter 4	8,776.4	903.3	1,577.0	653.9	268.3
2009:	Quarter 1	7,608.9	797.9	1,528.6	542.8	170.1
	Quarter 2	8,447.0	919.3	1,835.0	538.8	227.6
	Quarter 3	9,712.3	1,057.1	2,122.4	561.4	282.9
	Quarter 4	10,428.1	1,115.1	2,269.2	587.0	260.8
2010:	As of Feb. 19, 2010	10,402.4	1,109.2	2,243.9	594.0	269.3

(1) End of period data.
Source: SNL Financial, LC.

EXHIBIT IV-3

Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	02/26/10	01/29/10	12/31/09	02/27/09	1 Month	YTD	LTM
All Pub. Traded Thrifts	600.3	588.0	587.0	502.8	2.08	2.27	19.40
MHC Index	3,147.9	3,017.6	2,962.4	2,718.6	4.32	6.26	15.79
Stock Exchange Indexes							
NYSE-Alt Thrifts	331.5	326.0	331.6	277.4	1.70	-0.03	19.53
NYSE Thrifts	116.4	113.9	110.2	81.1	2.12	5.59	43.41
OTC Thrifts	1,620.8	1,587.9	1,597.4	1,419.2	2.07	1.46	14.20
Geographic Indexes							
Mid-Atlantic Thrifts	2,497.0	2,421.3	2,420.4	1,849.7	3.13	3.16	35.00
Midwestern Thrifts	2,208.7	2,173.1	2,084.0	2,157.2	1.64	5.99	2.39
New England Thrifts	1,635.3	1,638.6	1,682.2	1,674.8	-0.20	-2.78	-2.36
Southeastern Thrifts	237.3	241.6	238.6	234.4	-1.76	-0.55	1.25
Southwestern Thrifts	330.9	345.7	339.0	330.8	-4.28	-2.37	0.05
Western Thrifts	57.8	55.8	56.6	37.1	3.62	2.15	55.73
Asset Size Indexes							
Less than $250M	860.1	805.1	810.0	758.1	6.83	6.19	13.46
$250M to $500M	2,350.3	2,272.9	2,247.4	2,082.1	3.41	4.58	12.88
$500M to $1B	1,120.6	1,095.4	1,096.7	1,000.4	2.30	2.18	12.01
$1B to $5B	1,412.8	1,371.7	1,393.3	1,255.8	2.99	1.40	12.50
Over $5B	308.9	303.6	301.5	252.3	1.75	2.44	22.42
Pink Indexes							
Pink Thrifts	142.1	143.1	142.1	143.8	-0.66	0.03	-1.20
Less than $75M	420.7	411.5	406.8	490.8	2.23	3.40	-14.29
Over $75M	142.6	143.8	142.8	143.1	-0.81	-0.13	-0.34
Comparative Indexes							
Dow Jones Industrial	10,325.3	10,067.3	10,428.1	7,062.9	2.56	-0.99	46.19
S&P 500	1,104.5	1,073.9	1,115.1	735.1	2.85	-0.95	50.25

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

New Jersey Thrift Acquisitions 2006 - Present

Exhibit IV-4
New Jersey Thrift Acquisitions 2006-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	TE/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
06/29/2009	Pending	BCB Bancorp Inc.	NJ	Pamrapo Bancorp, Inc.	NJ	592,373	9.19	9.19	0.32	3.32	1.29	72.03	46.9	9.500	NM	NM	NM	NM	NM
12/14/2008	05/31/2009	Investors Bancorp Inc. (MHC)	NJ	American Bancorp of New Jersey, Inc.	NJ	628,827	14.70	14.70	0.27	1.83	0.30	163.00	98.1	8.611	101.19	101.19	50.65	15.60	NA
08/03/2007	06/06/2008	Investors Bancorp MHC	NJ	Summit Federal Bankshares, MHC	NJ	123,147	13.17	13.17	0.01	0.05	0.00	NA	NA	NA	NA	NA	NA	NA	NA
05/13/2007	10/01/2007	New York Community Bancorp	NY	Synergy Financial Group, Inc.	NJ	966,540	10.31	10.25	0.40	4.03	NA	NA	168.4	14.184	162.08	163.07	39.40	17.42	13.15
11/02/2006	04/02/2007	New York Community Bancorp	NY	PennFed Financial Services, Inc.	NJ	2,334,262	5.33	5.33	0.49	9.32	NA	NA	261.9	19.638	202.66	202.66	22.57	11.22	11.98
10/12/2006	07/13/2007	Beneficial Mutual Bancorp, Inc	PA	FMS Financial Corporation	NJ	1,244,639	6.07	5.96	0.48	8.04	0.15	283.28	183.0	28.000	241.38	246.26	30.43	14.70	11.99
06/23/2006	03/16/2007	Sterling Banks Inc.	NJ	Farnsworth Bancorp, Inc.	NJ	105,578	8.58	8.58	0.26	2.99	NA	NA	18.9	27.115	194.79	194.79	64.56	17.90	12.81
				Average:		856,481	9.62	9.60	0.32	4.23	0.44	172.77			180.42	181.59	41.52	15.37	12.48
				Median:		628,827	9.19	9.19	0.32	3.32	0.23	163.00			194.79	194.79	39.40	15.60	12.40

Source: SNL Financial, LC.

EXHIBIT IV-5

Colonial Bankshares, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-5
Colonial Bankshares, Inc.
Director and Senior Management Summary Resumes

Albert A. Fralinger, Jr. is the Chairman and Chief Financial Officer of Fralinger Engineering, a civil engineering firm that he founded in 1960. Mr. Fralinger has more than 40 years of experience as chief executive of his own company. He has served as Chairman on various Boards including the Delaware River and Bay Authority and the South Jersey Regional Health System. Mr. Fralinger has lived in the community in which Colonial Bank, FSB operates for over 60 years. Mr. Fralinger has a three-year term that expires in 2011.

Gregory J. Facemyer, CPA, has been a self-employed certified public accountant since 1980. Mr. Facemyer is a Township Committeeman in Hopewell Township, and has lived in the community in which Colonial Bank, FSB operates for over 50 years. Mr. Facemyer's experience as a certified public accountant qualifies him as an "audit committee financial expert" for purposes of the rules and regulations of the Securities and Exchange Commission. Mr. Facemyer has a three-year term that expires in 2012.

Edward J. Geletka has served as the President and Chief Executive Officer of Colonial Bank, FSB since 2000, and has been employed by Colonial Bank, FSB in a variety of positions since 1987. Mr. Geletka has over 30 years of banking experience. During his tenure as President and Chief Executive Officer, Colonial Bank, FSB has grown in assets from $125 million at December 31, 1999, to over $568 million at December 31, 2009. Mr. Geletka has lived in the community in which Colonial Bank, FSB operates for over 45 years. Mr. Geletka is being nominated for a three-year term that would expire in 2013.

Frank M. Hankins, Jr. is the retired Chairman of H. H. Hankins & Brothers Lumber in Bridgeton, New Jersey. Mr. Hankins has over 50 years of experience as chief executive of his own company, and has lived in the community in which Colonial Bank, FSB operates for more than 75 years. Mr. Hankins has a three-year term that expires in 2012.

John Fitzpatrick, CPA, is the President of Premier Accounting Services, of Pitman, New Jersey, formerly called Fitzpatrick & McIlvaine, CPAs PC, which he founded in 1992. Mr. Fitzpatrick's experience as a certified public accountant qualifies him as an "audit committee financial expert" for purposes of the rules and regulations of the Securities and Exchange Commission. Mr. Fitzpatrick has lived in the community in which Colonial Bank, FSB operates for over 40 years. Mr. Fitzpatrick has a three-year term that expires in 2011.

Executive Officers Who are Not Directors

L. Joseph Stella, III, CPA has served as Executive Vice President and Chief Financial Officer of Colonial Bank, FSB since March 1999.

William F. Whelan was appointed Executive Vice President and Operations Officer in January 2007. He was appointed Senior Vice President of Colonial Bank, FSB in July 2005. Mr. Whelan was previously the Chief Executive Officer of St. Joseph's Carpenter Society, a charitable organization that constructs housing units, and worked for that organization from 2001 until 2005. From 1974 until 2001, Mr. Whelan worked for financial institutions in numerous positions. Mr. Whelan has served as a Cumberland County Freeholder since 2008.

Exhibit IV-5 (continued)
Colonial Bankshares, Inc.
Director and Senior Management Summary Resumes

Richard W. Dapp has served as Senior Vice President and Chief Credit Officer of Colonial Bank, FSB since July 2004. From November 2003 to July 2004, Mr. Dapp served as Vice President/Chief Commercial Lending Officer for Franklin Savings Bank, Pilesgrove, New Jersey. From June 2001 to November 2002, Mr. Dapp served as Cumberland County Regional Vice President for Commerce Bank, NA, Vineland, New Jersey.

EXHIBIT IV-6

Colonial Bankshares, Inc.
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
Colonial Bankshares, Inc.
Pro Forma Regulatory Capital Ratios

	Colonial Bank, FSB Historical at December 31, 2009		Pro Forma at December 31, 2009, Based Upon the Sale in the Offering of (1)							
			2,295,000 Shares		2,700,000 Shares		3,105,000 Shares		3,570,750 Shares (2)	
	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
					(Dollars in thousands)					
Equity	$ 43,636	7.68%	$ 58,460	9.99%	$ 61,247	10.42%	$ 64,035	10.83%	$ 67,241	11.31%
Core capital	$ 40,399	7.17%	$ 55,223	9.52%	$ 58,010	9.95%	$ 60,798	10.37%	$ 64,004	10.85%
Core requirement (4)	22,533	4.00	23,199	4.00	23,324	4.00	23,448	4.00	23,592	4.00
Excess	$ 17,866	3.17%	$ 32,024	5.52%	$ 34,686	5.95%	$ 37,350	6.37%	$ 40,412	6.85%
Tier 1 risk-based capital (5)	$ 40,399	11.94%	$ 55,223	16.16%	$ 58,010	16.94%	$ 60,798	17.72%	$ 64,004	18.62%
Risk-based requirement	13,823	4.00	13,671	4.00	13,696	4.00	13,721	4.00	13,750	4.00
Excess	$ 27,076	7.94%	$ 41,552	12.16%	$ 44,314	12.94%	$ 47,077	13.72%	$ 50,254	14.62%
Total risk-based capital (5)	$ 42,646	12.60%	$ 57,470	16.81%	$ 60,257	17.60%	$ 63,045	18.38%	$ 66,251	19.27%
Risk-based requirement	15,570	8.00	27,343	8.00	27,393	8.00	27,442	8.00	27,500	8.00
Excess	$ 27,076	4.60%	$ 30,127	8.81%	$ 32,864	9.60%	$ 35,603	10.38%	$ 38,751	11.27%
Reconciliation of capital infused into Colonial Bank, FSB:										
Net proceeds			$ 16,650		$ 19,761		$ 22,873		$ 26,452	
MHC capital contribution			10		10		10		10	
Less: Common stock acquired by stock-based benefit plan			(918)		(1,080)		(1,242)		(1,428)	
Less: Common stock acquired by employee stock ownership plan			(918)		(1,080)		(1,242)		(1,428)	
Pro forma increase			$ 14,824		$ 17,611		$ 20,399		$ 23,606	

(1) Pro forma capital levels assume that the employee stock ownership plan purchases 4% of the shares of common stock sold in the stock offering with funds we lend. Pro forma generally accepted accounting principles ("GAAP") and regulatory capital have been reduced by the amount required to fund this plan. See "Management" for a discussion of the employee stock ownership plan.

(2) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(3) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4) The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(5) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk weighting.

EXHIBIT IV-7

Colonial Bankshares, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Colonial Bankshares, Inc.
Prices as of February 19, 2010

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	New Jersey Companies Mean	New Jersey Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	32.79 x	15.39x	11.18x	15.08x	15.15x	17.34x	15.75x
Price-core earnings multiple	=	P/CE	20.40 x	18.58x	16.22x	14.22x	13.63x	18.45x	16.25x
Price-book ratio	=	P/B	72.15%	81.64	88.82	91.40	74.79	69.92	69.89
Price-tangible book ratio	=	P/TB	72.15%	87.14	92.01	106.00	102.56	78.47	75.04
Price-assets ratio	=	P/A	8.31%	9.83%	7.23%	9.75%	9.46%	8.00%	6.38%

Valuation Parameters

				Adjusted	
Pre-Conversion Earnings (Y)	$1,440,000	(12 Mths 12/09)	ESOP Stock (% of Offering + Foundation) (E)	4.00%	
Pre-Conversion Core Earnings (YC)	$2,350,000	(12 Mths 12/09)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$45,527,000	(2)	ESOP Amortization (T)	10.00	Years
Pre-Conv. Tang. Book Value (B)	$45,527,000	(2)	RRP (% of Offering + Foundation (M)	4.00%	
Pre-Conversion Assets (A)	$568,541,000	(2)	RRP Vesting (N)	5.00	Years
Reinvestment Rate (R)	3.30%		Fixed Expenses	$1,233,000	
Tax rate (TAX)	39.94%		Variable Expenses (Blended Commission %)	3.95%	
After Tax Reinvest. Rate (R)	1.98%		Percentage Sold (PCT)	54.9906%	
Est. Conversion Expenses (1)(X)	8.51%	(1)	MHC net assets	$10,000	
Insider Purchases	$400,000		Options as (% of Offering + Foundation) (O1)	10.00%	
Price/Share	$10.00		Estimated Option Value (O2)	40.10%	
Foundation Cash Contribution (FC)	$ -		Option Vesting Period (O3)	5.00	Years
Foundation Stock Contribution (FS)	$ -		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (FT)	$ -				

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y - FC * R)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $49,099,340

2. $$V = \frac{P/Core E * (YC)}{1 - P/Core E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $49,099,340

3. $$V = \frac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$$ V= $49,099,341

4. $$V = \frac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$$ V= $49,099,341

5. $$V = \frac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$$ V= $49,099,340

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	3,570,750	2,922,638	6,493,388	0	6,493,388	1.4624
Maximum	3,105,000	2,541,424	5,646,424	0	5,646,424	1.2716
Midpoint	2,700,000	2,209,934	4,909,934	0	4,909,934	1.1058
Minimum	2,295,000	1,878,444	4,173,444	0	4,173,444	0.9399

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation $ Value	Total Market Capitalization $ Value
Supermaximum	$35,707,500	$29,226,380	$64,933,880	$0	$64,933,880
Maximum	$31,050,000	$25,414,240	$56,464,240	0	$56,464,240
Midpoint	$27,000,000	$22,099,340	$49,099,339	0	$49,099,340
Minimum	$22,950,000	$18,784,440	$41,734,440	0	$41,734,440

(1) Estimated offering expenses at midpoint of the offering.
2) Includes the effect of consolidating $10 thousand of net assets at the MHC level.

EXHIBIT IV-8

Colonial Bankshares, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$41,734,440
Exchange Ratio	0.93991
2nd Step Offering Proceeds	$22,950,000
Less: Estimated Offering Expenses	2,137,820
2nd Step Net Conversion Proceeds (Including Foundation)	$20,812,180

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$20,812,180
Less: Cash Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(918,000)
Less: RRP Stock Purchases (2)	(918,000)
Net Cash Proceeds	$18,976,180
Estimated after-tax net incremental rate of return	1.98%
Earnings Increase	$376,104
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(55,135)
Less: RRP Vesting (3)	(110,270)
Less: Option Plan Vesting (4)	(165,681)
Net Earnings Increase	$45,018

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2009 (reported)	$1,440,000	$45,018	$1,485,018
12 Months ended December 31, 2009 (core)	$2,350,000	$45,018	$2,395,018

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit and Other	After Conversion
December 31, 2009	$45,527,000	$18,976,180	$ -	$64,503,180
December 31, 2009 (Tangible)	$45,527,000	$18,976,180	$0	$64,503,180

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit and Other	After Conversion
December 31, 2009	$568,541,000	$18,976,180	$0	$587,517,180

(1) Includes ESOP purchases of 4% of the second step offering.
(2) Includes RRP purchases of 4% of the second step offering.
(3) ESOP amortized over 10 years, RRP amortized over 5 years, tax effected at: 39.94%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$49,099,340
Exchange Ratio	1.10578
2nd Step Offering Proceeds	$27,000,000
Less: Estimated Offering Expenses	2,298,200
2nd Step Net Conversion Proceeds (Including Foundation)	$24,701,800

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$24,701,800
Less: Cash Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,080,000)
Less: RRP Stock Purchases (2)	(1,080,000)
Net Cash Proceeds	$22,541,800
Estimated after-tax net incremental rate of return	1.98%
Earnings Increase	$446,774
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(64,865)
Less: RRP Vesting (3)	(129,730)
Less: Option Plan Vesting (4)	(194,918)
Net Earnings Increase	$57,261

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2009 (reported)	$1,440,000	$57,261	$1,497,261
12 Months ended December 31, 2009 (core)	$2,350,000	$57,261	$2,407,261

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$45,527,000	$22,541,800	$ -	$68,068,800
December 31, 2009 (Tangible)	$45,527,000	$22,541,800	$ -	$68,068,800

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$568,541,000	$22,541,800	$ -	$591,082,800

(1) Includes ESOP purchases of 4% of the second step offering.
(2) Includes RRP purchases of 4% of the second step offering.
(3) ESOP amortized over 10 years, RRP amortized over 5 years, tax effected at: 39.94%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$56,464,240
Exchange Ratio	1.27165
2nd Step Offering Proceeds	$31,050,000
Less: Estimated Offering Expenses	2,458,580
2nd Step Net Conversion Proceeds (Including Foundation)	$28,591,420

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$28,591,420
Less: Cash Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,242,000)
Less: RRP Stock Purchases (2)	(1,242,000)
Net Cash Proceeds	$26,107,420
Estimated after-tax net incremental rate of return	1.98%
Earnings Increase	$517,444
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(74,595)
Less: RRP Vesting (3)	(149,189)
Less: Option Plan Vesting (4)	(224,156)
Net Earnings Increase	$69,504

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2009 (reported)	$1,440,000	$69,504	$1,509,504
12 Months ended December 31, 2009 (core)	$2,350,000	$69,504	$2,419,504

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$45,527,000	$26,107,420	$ -	$71,634,420
December 31, 2009 (Tangible)	$45,527,000	$26,107,420	$0	$71,634,420

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$568,541,000	$26,107,420	$0	$594,648,420

(1) Includes ESOP purchases of 4% of the second step offering.
(2) Includes RRP purchases of 4% of the second step offering.
(3) ESOP amortized over 10 years, RRP amortized over 5 years, tax effected at: 39.94%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Supermaximum Value

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$64,933,880
	Exchange Ratio	1.46239
	2nd Step Offering Proceeds	$35,707,500
	Less: Estimated Offering Expenses	2,643,017
	2nd Step Net Conversion Proceeds (Including Foundation)	$33,064,483

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$33,064,483
	Less: Cash Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(1,428,300)
	Less: RRP Stock Purchases (2)	(1,428,300)
	Net Cash Proceeds	$30,207,883
	Estimated after-tax net incremental rate of return	1.98%
	Earnings Increase	$598,714
	Less: Consolidated interest cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(85,784)
	Less: RRP Vesting (3)	(171,567)
	Less: Option Plan Vesting (4)	(257,780)
	Net Earnings Increase	$83,583

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2009 (reported)	$1,440,000	$83,583	$1,523,583
12 Months ended December 31, 2009 (core)	$2,350,000	$83,583	$2,433,583

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$45,527,000	$30,207,883	$ -	$75,734,883
December 31, 2009 (Tangible)	$45,527,000	$30,207,883	$0	$75,734,883

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$568,541,000	$30,207,883	$0	$598,748,883

(1) Includes ESOP purchases of 4% of the second step offering.
(2) Includes RRP purchases of 4% of the second step offering.
(3) ESOP amortized over 10 years, RRP amortized over 5 years, tax effected at: 39.94%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2009

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BFED	Beacon Federal Bancorp of NY(1)	6,172	1,719	-584	0	7,307	6,541	1.12
ESSA	ESSA Bancorp, Inc. of PA	5,520	-257	87	0	5,350	14,124	0.38
ESBK	Elmira Svgs Bank, FSB of NY(1)	3,151	451	-153	0	3,449	1,919	1.80
FSBI	Fidelity Bancorp, Inc. of PA	-3,609	5,770	-1,962	0	199	3,047	0.07
HARL	Harleysville Svgs Fin Cp of PA	4,555	836	-284	0	5,107	3,645	1.40
NFSB	Newport Bancorp, Inc. of RI	708	271	-92	0	887	3,830	0.23
ROME	Rome Bancorp, Inc. of Rome NY	3,087	-86	29	0	3,030	6,852	0.44
THRD	TF Fin. Corp. of Newtown PA	4,514	-1,089	370	0	3,795	2,672	1.42
WVFC	WVS Financial Corp. of PA	1,413	148	-50	0	1,511	2,066	0.73
WFD	Westfield Fin. Inc. of MA	5,459	1,114	-379	0	6,194	29,831	0.21

(1) Financial information is for the quarter ending September 30, 2009.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. RP® is also expert in de novo charters, shelf charters and negotiating acquisitions of troubled institutions. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (29)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (25)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (26)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (23)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (22)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (19)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (24)	(703) 647-6554	jhollar@rpfinancial.com

Washington Headquarters

Three Ballston Plaza
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com